Exhibit (a)(1)(i)

Offer To Purchase For Cash

All Outstanding Shares of Class A and Class B Common Stock

of

PLAYBOY ENTERPRISES, INC.

at

$6.15 NET PER SHARE

by

ICON MERGER SUB, INC.

a wholly owned direct subsidiary of

ICON ACQUISITION HOLDINGS, L.P.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON FEBRUARY 22, 2011, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Icon Merger Sub, Inc., a Delaware corporation (“Sub”) and a wholly owned direct subsidiary of Icon Acquisition Holdings, L.P., a Delaware limited partnership (“Purchaser”), is offering to purchase for cash all of the outstanding shares of voting Class A common stock, par value $0.01 per share, and non-voting Class B common stock, par value $0.01 per share, of Playboy Enterprises, Inc., a Delaware corporation (“Playboy”), at a purchase price of $6.15 per share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal, which, together with this offer to purchase, as each may be amended or supplemented from time to time, collectively constitute the “offer.”

The offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 9, 2011 (as it may be amended from time to time, the “merger agreement”), by and among Purchaser, Sub and Playboy. The merger agreement provides, among other things, that after the satisfaction of certain conditions, Sub will merge with and into Playboy and Playboy will become a wholly owned subsidiary of Purchaser.

The offer is subject to a non-waivable condition that more than 50% of the shares of Playboy’s Class A common stock and Class B common stock (treating such classes as a single class) outstanding on the expiration date of the offer (other than shares that certain persons have agreed to contribute to Purchaser and any shares held by the Purchaser Group (as defined in this offer to purchase)) be validly tendered and not withdrawn. The offer is also subject to certain other conditions set forth in this offer to purchase. See “The Offer—Section 12. Certain Conditions of the Offer” in this offer to purchase.

After careful consideration Playboy’s board of directors, acting upon the unanimous recommendation of the special committee of independent directors of Playboy’s board of directors, among other things, has unanimously (i) determined that the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, are advisable and fair to and in the best interests of the holders of the Public Shares (as defined in this offer to purchase), (ii) approved the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the offer and the merger, and (iii) recommended that the holders of the Public Shares accept the offer, tender their shares pursuant to the offer and (if required by applicable law) adopt the merger agreement and approve the merger.

A summary of the principal terms of the offer appears on pages 1 through 9. You should read this entire offer to purchase carefully before deciding whether to tender your shares in the offer.

The offer has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this offer to purchase. Any representation to the contrary is unlawful.

January 24, 2011

IMPORTANT

If you desire to tender all or any portion of your shares to Sub pursuant to the offer, you should, prior to the expiration date of the offer, either (a) complete and sign the letter of transmittal for the offer, which is enclosed with this offer to purchase, in accordance with the instructions contained in the letter of transmittal, and mail or deliver the letter of transmittal (or a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the offer, and either deliver the certificates for your shares to the depositary along with the letter of transmittal (or a manually executed facsimile thereof) or tender your shares by book-entry transfer by following the procedures described in “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares,” or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your shares to Sub pursuant to the offer.

If you desire to tender your Playboy shares in the offer and your certificates representing your Playboy shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Playboy shares by book-entry transfer, or you cannot deliver all required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the offer, prior to the expiration date of the offer, you may tender your Playboy shares in the offer by following the procedures for guaranteed delivery described in “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares—Guaranteed Delivery” of this offer to purchase.

Questions and requests for assistance should be directed to MacKenzie Partners, Inc., the information agent for the offer at its address and telephone numbers set forth below and on the back cover of this offer to purchase. Additional copies of this offer to purchase, the related letter of transmittal, and other materials related to the offer may also be obtained for free from MacKenzie Partners, Inc. Copies of this offer to purchase, the related letter of transmittal, and any other material related to the offer may also be obtained at the website maintained by the Securities and Exchange Commission at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This offer to purchase and the related letter of transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (call collect)

or Call Toll-Free (800) 322-2885

tenderoffer@mackenziepartners.com (email)

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this offer to purchase, the letter of transmittal and other related materials. You are urged to read carefully this offer to purchase, the letter of transmittal and other related materials in their entirety. Purchaser and Sub have included cross-references in this summary term sheet to other sections of the offer to purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Playboy contained herein and elsewhere in this offer to purchase has been provided to Purchaser and Sub by Playboy or has been taken from or is based upon publicly available documents or records of Playboy on file with the Securities and Exchange Commission or other public sources at the time of the offer. Neither Purchaser nor Sub has independently verified the accuracy and completeness of such information. Neither Purchaser nor Sub has knowledge that would indicate that any statements contained herein relating to Playboy provided to Purchaser and Sub or taken from or based upon such documents and records filed with the Securities and Exchange Commission are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of voting Class A common stock, par value $0.01 per share, and non-voting Class B common stock, par value $0.01 per share, of Playboy Enterprises, Inc.

Price Offered Per Share	$6.15 net to the seller in cash, without interest thereon, less any applicable withholding taxes

Scheduled Expiration of Offer	5:00 p.m., Eastern time, on February 22, 2011, unless the offer is otherwise extended

Party Making the Offer	Icon Merger Sub, Inc., a wholly owned direct subsidiary of Icon Acquisition Holdings, L.P.

Who is offering to buy my Playboy shares?

Icon Merger Sub, Inc., a Delaware corporation, a wholly owned direct subsidiary of Icon Acquisition Holdings, L.P., a Delaware limited partnership, is offering to purchase for cash all of the outstanding shares of voting Class A common stock, par value $0.01 per share, and non-voting Class B common stock, par value $0.01 per share, of Playboy Enterprises, Inc.

Unless the context indicates otherwise, we use the terms (i) “Sub” to refer to Icon Merger Sub, Inc., (ii) “Purchaser” to refer to Icon Acquisition Holdings, L.P., (ii) “us,” “we” and “our” to refer to Sub and, where appropriate, Purchaser, (iii) “Playboy” or the “company” to refer to Playboy Enterprises, Inc., (iv) “Playboy shares” to refer to, collectively, the issued and outstanding shares of Playboy’s Class A common stock and Playboy’s Class B common stock, (v) “Purchaser Group” to refer to Purchaser, Sub, Mr. Hugh M. Hefner, Playboy’s editor-in-chief, chief creative officer and founder, certain trusts controlled by Mr. Hefner, Mr. Scott N. Flanders, Playboy’s chief executive officer and a director of Playboy, and the respective affiliates of each of the foregoing, (vi) “Public Shares” to refer to Playboy shares which are not rollover shares or excluded shares (as such terms are defined below) and (v) “offer” to refer to the offer to purchase for cash all Playboy shares on the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal, as each may be amended or supplemented from time to time.

Sub was formed for the sole purpose of making the offer and completing the process by which it will be merged with and into Playboy. The general partner of Purchaser is Icon Acquisition Holdings LLC, a Delaware limited liability company, and holds approximately 9.1% of the partnership units. The limited partners of Purchaser are RT-ICON Holdings LLC, a Delaware limited liability company, and GTD Acquisitions LLC, a Delaware limited liability company, which hold the remainder of the partnership units. GTD Acquisitions LLC, an entity wholly owned by Mr. Hugh M. Hefner, currently holds approximately 99.9% of the partnership units held by the limited partners, and RT-ICON Holdings LLC, an affiliate of Rizvi Traverse Management LLC, currently holds 0.1% of the limited partnership units held by the limited partners.

See “The Offer—Section 8. Certain Information Concerning the Purchaser and Sub” and “Special Factors—Section 8. Transactions and Arrangements Concerning Playboy Shares.”

What are the classes and amounts of securities sought in the offer?

We are offering to purchase for cash all issued and outstanding shares of Playboy’s Class A common stock and Playboy’s Class B common stock on the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal, as each may be amended or supplemented from time to time. However, certain of Playboy’s stockholders—specifically, Mr. Hugh M. Hefner, through trusts he controls, and Mr. Scott N. Flanders, Playboy’s chief executive officer—have agreed not to tender their Playboy shares in the offer and instead will be contributing their Playboy shares to Purchaser in connection with the merger proposed to be consummated following the offer and will therefore be buyers rather than sellers of Playboy shares in the offer. We refer to the Playboy shares held by Mr. Hefner’s trusts as the “excluded shares” and those held by Mr. Flanders as the “rollover shares.” See the “Introduction” and “The Offer—Section 1. Terms of the Offer.”

As of the date of this offer to purchase (i) Mr. Hefner, through trusts he controls, owns 3,381,836 shares of Playboy’s Class A common stock, or approximately 69.5% of such class, and 7,935,596 shares of Playboy’s Class B common stock, or approximately 27.5% of such class, and (ii) Mr. Flanders owns 43,825 shares of Playboy’s Class B common stock, or approximately 0.1% of such class.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $6.15 per share, net to the seller in cash, without interest thereon, less any applicable withholding taxes. If you are the record owner of your Playboy shares and you tender your Playboy shares to us in the offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Playboy shares through a broker or other nominee and your broker or other nominee tenders your Playboy shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction,” “The Offer—Section 1. Terms of the Offer,” and “The Offer—Section 2. Acceptance for Payment and Payment for Shares.”

What is the market value of the Playboy shares as of a recent date?

On July 9, 2010, which was the last trading day prior to Playboy’s public announcement that its board of directors received a proposal from Mr. Hefner to acquire all Playboy shares not currently owned by Mr. Hefner, the reported closing sales price of Playboy’s Class A common stock was $4.06 and the reported closing sales price of Playboy’s Class B common stock was $3.94. On January 7, 2011, the last trading day prior to the public announcement of the terms of the offer and the merger, the reported closing sales price of Playboy’s Class A common stock was $5.21 and the reported closing sales price of Playboy’s Class B common stock was $5.20. On January 21, 2011, the last trading day prior to the commencement of the offer, the reported closing sales price of Playboy’s Class A common stock was $6.10 and the reported closing sale price of Playboy’s Class B common stock was $6.10. The offer price represents a 51.5% premium over the closing price of Playboy’s Class A common stock and a 56.1% premium over the closing price of Playboy’s Class B common stock on July 9, 2010, and an 18.0% premium over the closing price of Playboy’s Class A common stock and an 18.3% premium over the closing price of Playboy’s Class B common stock on January 7, 2011. See “The Offer—Section 6. Price Range of Shares; Dividends.”

Is there an agreement governing the offer?

Yes. Purchaser, Sub and Playboy have entered into an Agreement and Plan of Merger, dated as of January 9, 2011 (as it may be amended from time to time, the “merger agreement”). The merger agreement provides, among other things, for the terms and conditions of the offer and the merger of Sub with and into Playboy whereby Playboy will become a wholly owned subsidiary of Purchaser. See “Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee” and “The Offer—Section 12. Certain Conditions of the Offer.”

How long do I have to decide whether to tender my Playboy shares in the offer?

You will have until 5:00 p.m., Eastern time, on February 22, 2011, unless we extend the offer pursuant to the terms of the merger agreement (such date and time, as it may be extended in accordance with the terms of the merger agreement, the “Expiration Date”) or the offer is earlier terminated. Unless required by the rules or regulations of the Securities and Exchange Commission (“SEC”), we may not extend the offer beyond May 9, 2011, without Playboy’s consent.

If you cannot deliver everything that is required to tender your Playboy shares by the Expiration Date, you may be able to use a guaranteed delivery procedure to tender your Playboy shares, as described in “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares—Guaranteed Delivery.”

Acceptance for payment of the Playboy shares pursuant to and subject to the conditions of the offer, which we refer to as the “Acceptance Time,” will occur as soon as possible after the Expiration Date. See “The Offer—Section 1. Terms of the Offer” and “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares.”

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things, that:

•

More than 50% of the Playboy shares outstanding on the Expiration Date (other than the excluded shares, rollover shares and any other shares held by the Purchaser Group) be validly tendered and not withdrawn. We refer to this condition, which is not waivable, as the “minimum tender condition.”

•

There be validly tendered and not withdrawn such number of shares of Playboy’s Class A common stock that, together with any other shares of such class beneficially owned by one or more members of the Purchaser Group, constitutes at least 90% of the outstanding shares of Playboy’s Class A common stock on the Expiration Date, after giving effect to any Top-Up Option Shares (as defined herein), if any, that are issued or issuable to Sub pursuant to the terms of the merger agreement. We refer to this condition as the “threshold condition.”

The offer is also subject to a number of other conditions described in this offer to purchase. We refer to the conditions to the offer, including the minimum tender condition and the threshold condition, as the “offer conditions.” Sub expressly reserves the right to waive any of the offer conditions (other than the minimum tender condition) or to increase the offer price or to make any other changes in the terms and conditions of the offer, except that, without Playboy’s consent acting through the Special Committee (as defined below), Sub may not change any term of the offer in a manner adverse to the holders of the Public Shares or which would delay consummation of the offer.

See “The Offer—Section 12. Certain Conditions of the Offer.”

Why are you making the offer?

We are making the offer because we want to acquire the entire equity interest in Playboy. The offer is the first step in a going-private transaction. If, at the Expiration Date, the minimum tender condition and the threshold condition are satisfied and all of the other offer conditions are satisfied or waived, then Sub will consummate the offer and purchase and pay the offer price for each Playboy share validly tendered and not withdrawn pursuant to the offer. No later than two business days after the date Sub purchases and pays the offer price for such shares, Sub will merge with and into Playboy and the merger will be completed without a meeting of Playboy’s stockholders pursuant to Delaware’s “short-form” merger statute, which does not require a vote of stockholders in order to consummate the merger. We refer to the merger effected in accordance with the foregoing as the “short-form merger.”

If, at the Expiration Date, the minimum tender condition is satisfied and all of the other offer conditions are satisfied or waived, except for the threshold condition, then the offer will be abandoned and the merger of Sub with and into Playboy will be consummated through a “long-form” merger under Delaware law, with Mr. Hefner’s trusts executing a written consent, as the majority holders of the outstanding shares of Playboy’s Class A common stock, to adopt the merger agreement and approve the merger without a meeting of Playboy’s stockholders. We refer to the merger effected in accordance with the foregoing as the “long-form merger.”

In each case, upon consummation of either the short-form merger or the long-form merger, Playboy would cease to be a publicly traded company and would be a wholly owned subsidiary of Purchaser. We refer to the merger of Sub with and into Playboy, effected under either the short-form merger or the long-form merger, as the “merger.”

At the effective time of the merger, under either the short-form merger or the long-form merger, all Playboy shares issued and outstanding immediately prior to the effective time of the merger (other than Playboy shares owned by Playboy as treasury stock, any Playboy shares owned by any member of the Purchaser Group (including the excluded shares and the rollover shares) and any Playboy shares held by stockholders properly exercising their appraisal rights in accordance with, and who have complied with, Section 262 of the Delaware General Corporation Law, which is referred to herein as the “DGCL” will be automatically cancelled and converted into the right to receive $6.15 per share (the same as the offer price), without interest thereon, less any applicable withholding taxes. We use the term “dissenting shares” to refer to the Playboy shares held by stockholders properly exercising their appraisal rights in accordance with, and who have complied with, Section 262 of the DGCL.

See “Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement” and “Special Factors—Section 5. Effects of the Offer.”

Will you have the financial resources to make payment?

Yes, we will have sufficient resources available to us. We estimate that we will need approximately $280 million to purchase all of the Playboy shares pursuant to the offer, to consummate the merger (which estimate includes, among other things, payment in respect of outstanding in-the-money options and restricted stock units), to repurchase Playboy’s outstanding 3.00% convertible senior subordinated notes due 2025, to pay transaction fees and expenses and to fund working capital at the closing of the merger. RT-ICON Holdings LLC has provided an equity commitment of $120 million to Purchaser (the “Equity Financing”). Sub has also obtained commitments from an affiliate of Jefferies & Company, Inc. to provide $160 million of borrowings under a senior secured term loan facility (the “Debt Financing”). The Debt Financing also includes an up to $20 million (but in no event less than $10 million) senior secured revolving credit facility that will be available for working capital needs following the consummation of the merger. Playboy’s cash on hand at the closing of the merger will also be available for working capital needs. Funding of the Equity Financing and Debt Financing is subject to the satisfaction of various conditions set forth in the commitment letters pursuant to which the Equity Financing and Debt Financing will be provided (including the requirement of Sub to be able to promptly effect the merger). See “The Offer— Section 9. Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Playboy shares in the offer?

No. We do not think our financial condition is relevant to your decision whether to tender your Playboy shares and accept the offer because:

•	the offer is being made for all Playboy shares solely for cash;

•	the offer is not subject to any financing condition;

•	we have received equity and debt commitments in respect of funds sufficient to purchase all Playboy shares tendered pursuant to the offer; and

•	if we consummate the offer, we expect to acquire all remaining Playboy shares for the same cash price in the merger.

See “The Offer—Section 9. Source and Amount of Funds.”

Can the offer be extended and under what circumstances?

Yes. We have agreed in the merger agreement that, subject to our and Playboy’s rights to terminate the merger agreement in accordance with its terms:

•	Sub may extend the offer for any period required by any rule or regulation of the SEC.

•

If, at any then-scheduled Expiration Date, any offer condition is not then satisfied or waived by Sub (subject to the limitation that no party may waive the minimum tender condition, and subject to the requirement that Sub proceed with the long-form merger if all offer conditions are satisfied or waived except for the threshold condition), Sub must extend the offer from time to time for periods of not more than 10 business days until the date on which all offer conditions are satisfied or waived.

•

If all offer conditions have been satisfied or waived (subject to the limitation that no party may waive the minimum tender condition) and the marketing period (as described in “Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement—Marketing Period”) has not ended on the last business day prior to the then-scheduled Expiration Date, Sub must extend the offer until the earliest to occur of (i) the first business day after the lender in the Debt Financing has waived the condition in the debt commitment letter for such financing relating to the marketing period and (ii) the first business day after the final day of the marketing period.

•

To the extent required by the lender in the Debt Financing, if five business days has not lapsed since Playboy has publicly announced its results of operations for the fiscal quarter and year ending December 31, 2010, Sub must extend the offer until the fifth business day after the day Playboy makes such public announcement.

However, unless required by the rules or regulations of the SEC, Sub may not extend the Expiration Date to a date later than May 9, 2011 without Playboy’s written consent.

We will not provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934.

See “The Offer—Section 1. Terms of the Offer.”

How will I be notified if the offer is extended?

If we extend the offer, we will inform American Stock Transfer & Trust Company, LLC, the depositary for the offer, of any extension and will issue a press release announcing the extension not later than 9:00 a.m., Eastern time, on the next business day after the day on which the offer was scheduled to expire. See “The Offer—Section 1. Terms of the Offer.”

Have any Playboy stockholders agreed to tender their shares?

Yes. Playboy has entered into a tender and support agreement with Plainfield Capital Limited, Plainfield Special Situations Master Fund II Limited and Plainfield OC Master Fund Limited, collectively, “Plainfield,” under which Plainfield agreed to, among other things and subject to certain exceptions, validly tender all of their Playboy shares in the offer. As of the date of this offer to purchase, Plainfield controls 926,700 shares of Playboy’s Class A common stock, or approximately 19.1% of such class. Assuming Plainfield tenders all of the Playboy shares they control as required by their tender and support agreement, the threshold condition will be satisfied after giving effect to the shares of Playboy’s Class A common stock issuable upon exercise of the Top-Up Option discussed under the heading “What is the “Top-Up Option” and when will it be exercised?” below. See “Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Tender and Support Agreement.”

How do I tender my Playboy shares?

If you hold your Playboy shares directly as the registered owner, you can (i) tender your shares in the offer by delivering the certificates representing your shares, together with a completed and signed letter of transmittal and any other documents required by the letter of transmittal, to American Stock Transfer & Trust Company, LLC, the depositary for the offer, or (ii) follow the procedures for book-entry transfer set forth in “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares—Book-Entry Transfer,” not later than the Expiration Date. The letter of transmittal is enclosed with this offer to purchase.

If you hold your Playboy shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your shares and give instructions that your shares be tendered. You should contact the institution that holds your shares for more details.

If you cannot deliver the items that are required to be delivered to American Stock Transfer & Trust Company, LLC, the depositary for the offer, by the Expiration Date, you may obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Securities Transfer Agent’s Medallion Program, the New York Stock Exchange Medallion Guarantee Program or the Stock Exchange Medallion Program guarantee that the missing items will be received by the depositary within three New York Stock Exchange trading days. You may use the notice of guaranteed delivery enclosed with this offer to purchase for this purpose. To tender your Playboy shares in this manner, however, the depositary must receive the missing items within such three trading day period. See “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares—Guaranteed Delivery.”

See “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered shares?

You may withdraw your previously tendered Playboy shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, however, shares may be withdrawn at any time after March 25, 2011, which is the 60th day after the date of the commencement of the offer, unless prior to that date Sub has accepted for payment the shares validly tendered in the offer. See “The Offer—Section 4. Withdrawal Rights.”

How do I withdraw previously tendered shares?

To withdraw previously tendered Playboy shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to American Stock Transfer & Trust Company, LLC, the depositary for the offer while you still have the right to withdraw shares. If you tendered shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your shares. See “The Offer—Section 4. Withdrawal Rights.”

If the offer is consummated, can I get back my share certificates tendered in the offer?

Yes. If the offer is consummated, Purchaser, Sub and the Depositary have put in place procedures to return to each stockholder that sends original share certificate(s) to the Depositary and checks the appropriate box on the letter of transmittal, such original share certificate(s). There will be no charge to a stockholder or withholding of amounts payable to a stockholder for return of share certificates under these procedures. The share certificates will be returned by first class mail, in an envelope that will not require folding of the share certificates, following consummation of the offer. The return of share certificates following consummation of the offer is subject to various conditions and disclaimers described in the letter of transmittal. See “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares.”

If I do not tender my shares in the offer, will I be able to get back my share certificates submitted for payment of the merger consideration?

Yes. Purchaser, Sub and the payment agent for the merger (which is also the Depositary) have put in place procedures to return to each stockholder that sends original share certificate(s) to the payment agent and checks an appropriate box on the letter of transmittal that will be sent to remaining stockholders following the consummation of the merger, such original share certificate(s). However, the payment agent will make this procedure available only for 30 days following consummation of the merger. See “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares.”

What does the Playboy board of directors and the Special Committee think of the offer?

After careful consideration, Playboy’s board of directors, acting upon the unanimous recommendation of a special committee of independent directors (the “Special Committee”), among other things, has unanimously (i) determined that the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, are advisable and fair to and in the best interests of the holders of the Public Shares; (ii) approved the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the offer and the merger; and (iii) recommended that the holders of the Public Shares accept the offer, tender their shares pursuant to the offer and (if required by applicable law) adopt the merger agreement and approve the merger.

A more complete description of the reasons for the Special Committee’s and Playboy’s board of director’s approval of the offer and the merger is set forth in Playboy’s Solicitation/Recommendation Statement on Schedule 14D-9.

What is your position as to the fairness of the offer and the merger?

We believe that the offer and the merger are fair to the holders of the Public Shares, based upon the factors set forth under “Special Factors—Section 4. Position of the Purchaser Group Regarding Fairness of the Offer and the Merger.”

Do you have interests in the offer that are different from my interests as a Playboy stockholder?

Yes. Our interests in the offer and the merger are substantially different from those of stockholders being asked to tender their Playboy shares in the offer. On the one hand, if you tender your shares in the offer or your shares are converted in the merger, you will cease to have any interest in Playboy and will not have the opportunity to participate in the future earnings or growth, if any, of Playboy. On the other hand, you will not bear the burden of a future decrease, if any, in the value of Playboy. Similarly, we will benefit from any future increase in the value of Playboy and bear the burden of any future decrease, if any, in the value of Playboy. See “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger.”

If I decide not to tender, how will the offer affect my Playboy shares?

If the merger is consummated, either under the short-form merger structure or the long-form merger structure, Playboy’s stockholders who do not tender their Playboy shares in the offer (other than holders of the excluded shares and the rollover shares) will, unless they validly exercise appraisal rights in accordance with the DGCL, receive the same amount of cash per share that they would have received had they tendered their shares in the offer. Therefore, if the merger is consummated, the only differences to you between tendering your shares and not tendering your shares in the offer are that (i) you may be paid slightly earlier if you tender your shares in the offer and (ii) appraisal rights will not be available to you if you tender shares in the offer that are accepted for purchase but will be available to you in the merger to the extent validly exercised. See “Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee.”

If the Playboy shares validly tendered in the offer and not withdrawn are insufficient to satisfy the minimum tender condition at an applicable Expiration Date, we will not be able to consummate the offer or the merger at such date and we must extend the offer to the extent permitted by the merger agreement. If the offer conditions are satisfied at an applicable Expiration Date other than the minimum tender condition, and we extend the offer, such extension will also extend the time for payment to you for your shares (assuming the offer is eventually consummated). We may not, without Playboy’s consent, extend the offer beyond May 9, 2011. Therefore, if the minimum tender condition is not met on or before May 9, 2011, unless Playboy consents to an extension of the offer, the offer will expire and the merger agreement will terminate.

See “Special Factors— Section 7. Appraisal Rights; Rule 13e-3.”

What is the “Top-Up Option” and when will it be exercised?

Under the merger agreement, if we do not acquire at least 90% of the outstanding shares of Playboy’s Class A common stock in the offer after our acceptance of, and payment for the Playboy shares validly tendered and not withdrawn pursuant to the offer, we have been granted an irrevocable option, subject to certain limitations, to purchase from Playboy the number of additional shares of Playboy’s Class A common stock sufficient to cause us to own one share more than 90% of Playboy’s Class A common stock then outstanding at a price per share equal to the offer price. We refer to this option as the “Top-Up Option.”

We may exercise the Top-Up Option only once and only if the minimum tender condition has been satisfied and all of the other offer conditions have satisfied or waived, except for the threshold condition, and exercise of the Top-Up Option is necessary for us to own at least 90% of the outstanding shares of Playboy’s Class A common stock. Under the foregoing scenario, we will be deemed to have exercised the Top-Up Option on the date of the Acceptance Time and the threshold condition will be deemed satisfied as of the Expiration Date in order to allow the short-form merger to be consummated.

The parties to the merger agreement have agreed that, to the fullest extent permitted by law, the fair value of the shares in any appraisal proceeding will be determined without regard to grant or exercise of the Top-Up Option.

See “Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement—Top-Up Option.”

Will I have appraisal rights in connection with the offer?

No appraisal rights will be available to you in connection with the offer. However, if the merger is completed, you will be entitled to appraisal rights in connection with the merger if we did not purchase your shares in the offer, subject to and in accordance with your strict compliance with the DGCL. You must properly perfect your right to seek appraisal under the DGCL in connection with the merger in order to exercise appraisal rights. See “Special Factors—Section 7. Appraisal Rights; Rule 13e-3”

What will happen to my stock options or stock awards in the offer?

The offer is made only for Playboy shares and is not made for any stock options to purchase Playboy shares or any other equity or equity-based award granted under any of Playboy’s equity-based compensation plans, including options that were granted under any Playboy stock plan or any restricted stock unit awards. Pursuant to the merger agreement, each option to purchase Playboy shares that was issued by Playboy and is outstanding at the effective time of the merger, whether or not vested or exercisable, will at the effective time of the merger be automatically cancelled, and the holder of such option will be entitled to receive cash, without interest, equal to the product of (i) the excess, if any, of the merger consideration ($6.15) over the per-share exercise price of such option, and (ii) the number of shares subject to such option, less any applicable withholding taxes. Options with an exercise price that is equal to or greater than the merger consideration will be, upon the consummation of the merger, cancelled without consideration. See “Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement—Treatment of Options.”

Prior to the effective time of the merger, Playboy will take actions required to cause each restricted stock award, if any, and each restricted stock unit award and other equity or equity-based award granted under any of Playboy’s equity-based compensation plans, if any, outstanding immediately prior to the effective time of the merger to fully vest as of immediately prior to the effective time of the merger, and each such award will be cancelled and converted into the right to receive the merger consideration, without interest, in the same manner as other Playboy shares. See “Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement—Treatment of Restricted Stock Units.”

Holders of stock options, restricted stock unit awards or any other equity-based award are not entitled to exercise appraisal rights under Delaware law.

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Playboy shares pursuant to the offer or the merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. We urge you to consult your own tax advisor as to the particular tax consequences to you of the offer and the merger. See “The Offer—Section 5. Certain United States Federal Income Tax Consequences” for a more detailed discussion of the material tax consequences of the offer and the merger.

Who should I call if I have questions about the offer?

You may call MacKenzie Partners, Inc. toll-free at (800) 322-2885. Banks and brokers may call collect at (212) 929-5500. MacKenzie Partners, Inc. is acting as the information agent for the offer. See the back cover of this offer to purchase for additional contact information.

To the Holders of

Shares of Class A Common Stock and Class B Common Stock of Playboy Enterprises, Inc.:

INTRODUCTION

Icon Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of Icon Acquisition Holdings, L.P., a Delaware limited partnership, is offering to purchase for cash all of the outstanding shares of voting Class A common stock, par value $0.01 per share, and non-voting Class B common stock, par value $0.01 per share, of Playboy Enterprises, Inc., a Delaware corporation, at a price of $6.15 per share (the “offer price”), net to the seller in cash, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the “offer”).

Unless the context indicates otherwise, we use the terms (i) “Sub” to refer to Icon Merger Sub, Inc., (ii) “Purchaser” to refer to Icon Acquisition Holdings, L.P., (ii) “us,” “we” and “our” to refer to Sub and, where appropriate, Purchaser, (iii) “Playboy” or the “Company” to refer to Playboy Enterprises, Inc., (iv) “Playboy shares” to refer to, collectively, the issued and outstanding shares of Playboy’s Class A common stock and Playboy’s Class B common stock, (v) “Purchaser Group” to refer to Purchaser, Sub, Mr. Hugh M. Hefner, Playboy’s editor-in-chief, chief creative officer and founder, certain trusts controlled by Mr. Hefner, Mr. Scott N. Flanders, Playboy’s chief executive officer and a director of Playboy, and the respective affiliates of each of the foregoing, and (vi) “Public Shares” to refer to the Playboy shares which are not rollover shares or excluded shares (as such terms are defined below).

Sub was formed for the sole purpose of making the offer and completing the process by which it will be merged with and into Playboy. The general partner of Purchaser is Icon Acquisition Holdings LLC, a Delaware limited liability company, and the limited partners of Purchaser are RT-ICON Holdings LLC, a Delaware limited liability company, and GTD Acquisitions LLC, a Delaware limited liability company. GTD Acquisitions LLC, an entity wholly owned by Mr. Hefner, currently holds approximately 99.9% of the partnership units held by the limited partners of Purchaser and RT-ICON Holdings LLC, an affiliate of Rizvi Traverse Management LLC, currently holds approximately 0.1% of the partnership units held by the limited partners of Purchaser. As of the date of this offer to purchase, Mr. Hefner, through trusts he controls, owns 3,381,836 shares of Playboy’s Class A common stock, or approximately 69.5% of such class, and 7,935,596 shares of Playboy’s Class B common stock, or approximately 27.5% of such class.

We are making the offer pursuant to an Agreement and Plan of Merger, dated as of January 9, 2011 (as it may be amended from time to time, the “merger agreement”), by and among Purchaser, Sub and Playboy. The merger agreement is more fully described in “Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement.”

Tendering stockholders who are record owners of their shares and who tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the offer, will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the letter of transmittal, stock transfer taxes with respect to the purchase of shares by Sub pursuant to the offer. Stockholders who hold their shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions in connection with the tender of shares.

After careful consideration, Playboy’s board of directors, acting upon the unanimous approval and recommendation of the special committee of independent directors of Playboy’s board of directors (the “Special Committee”), among other things, has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are advisable and fair to and in the best interests of the holders of the Public Shares; (ii) approved the merger agreement and the consummation of the transactions contemplated thereby, including the offer and the merger; and (iii) recommended that the holders of the Public Shares accept the offer, tender their shares pursuant to the offer and (if required by applicable law) adopt the merger agreement and approve the merger.

The factors considered by Playboy’s board of directors and the Special Committee in making the determinations, approvals and recommendations described above and other matters relied upon by the Special Committee are described in Playboy’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed with the Securities and Exchange Commission (“SEC”) and is being mailed to Playboy’s stockholders together with this offer to purchase. Playboy’s stockholders are urged to, and should, carefully read Playboy’s Solicitation/Recommendation Statement on Schedule 14D-9.

The offer is subject to a non-waivable condition that more than 50% of the shares of Playboy’s Class A common stock and Class B common stock (treating such classes as a single class) outstanding on the expiration of the offer (other than shares being contributed to Purchaser by Mr. Hefner’s trusts, which we refer to as the “excluded shares” and Mr. Flanders, Playboy’s chief executive officer, which shares we refer to as the “rollover shares,” and any other shares held by the Purchaser Group) be validly tendered and not withdrawn. We refer to this condition as the “minimum tender condition.”

The offer is also subject to a condition that there be validly tendered and not withdrawn such number of shares of Playboy’s Class A common stock that, together with any other shares of such class beneficially owned by one or more members of the Purchaser Group, constitutes at least 90% of the outstanding shares of Playboy’s Class A common stock on the Expiration Date, after giving effect to any Top-Up Option Shares (as defined herein), if any, that were issued or are issuable to Sub pursuant to the terms of the merger agreement. We refer to this condition as the “threshold condition.” The offer is also subject to certain other conditions set forth in this offer to purchase. See “The Offer—Section 12. Certain Conditions of the Offer” in this offer to purchase.

According to Playboy, as of January 9, 2011, there were 4,864,102 shares of Playboy’s Class A common stock outstanding, and 28,883,657 shares of Playboy’s Class B common stock outstanding. On January 9, 2011, Playboy entered into a tender and support agreement with Plainfield Capital Limited, Plainfield Special Situations Master Fund II Limited and Plainfield OC Master Fund Limited, collectively, “Plainfield,” under which Plainfield agreed to, among other things and subject to certain exceptions, validly tender all of their Playboy shares in the offer. As of the date of the merger agreement, Plainfield controlled 926,700 shares of Playboy’s Class A common stock, or approximately 19.1% of such class. See “Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Tender and Support Agreement.” Assuming Plainfield tenders all of the Playboy shares they control as required by their tender and support agreement, the threshold condition will be satisfied after giving effect to the shares of Playboy’s Class A common stock issuable upon exercise of the Top-Up Option (as described in “Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement—Top-Up Option”).

We are making the offer because we want to acquire the entire equity interest in Playboy. The offer is the first step in a going-private transaction. If, at the Expiration Date, the minimum tender condition and the threshold condition are satisfied and all of the other offer conditions are satisfied or waived, then Sub will consummate the offer and purchase and pay the offer price for each Playboy share validly tendered and not withdrawn pursuant to the offer. No later than two business days after the date Sub purchases and pays the offer price for such shares, Sub will merge with and into Playboy and the merger will be completed without a meeting of Playboy’s stockholders pursuant to Delaware’s “short-form” merger statute, which does not require a vote of stockholders in order to consummate the merger. We refer to the merger effected in accordance with the foregoing as the “short-form merger.” If, at the Expiration Date, the minimum tender condition is satisfied and all of the other offer conditions are satisfied or waived, except for the threshold condition, then the offer will be abandoned and the merger of Sub with and into Playboy will be consummated through a “long-form” merger under Delaware law, with Mr. Hefner’s trusts executing a written consent as the majority holders of the outstanding shares of Playboy’s Class A common stock without a meeting of Playboy’s stockholders. We refer to the merger effected in accordance with the foregoing as the “long-form merger.” In each case, upon consummation of either the short-form merger or the long-form merger, Playboy would cease to be a publicly traded company and would be a wholly owned subsidiary of Purchaser. We refer to the merger of Sub with and into Playboy, effected under either the short-form merger or the long-form merger, as the “merger.” In the merger, each Playboy share outstanding immediately prior to the effective time of the merger (other than Playboy shares owned by Playboy as treasury stock, any Playboy shares owned by any member of the Purchaser Group (including the excluded shares and rollover shares) and any Playboy shares held by stockholders properly exercising their appraisal rights in accordance with, and who have complied with, Section 262 of the Delaware General Corporation Law, which is referred to herein as the “DGCL”) will be automatically cancelled and converted into the right to receive $6.15 per share (the same as the offer price), without interest thereon, less any applicable withholding taxes. We use the term “dissenting shares” to refer to the Playboy shares held by stockholders properly exercising their appraisal rights in accordance with, and who have complied with, Section 262 of the DGCL.

This offer to purchase and the related letter of transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the offer.

The offer and the withdrawal rights will expire at 5:00 p.m., Eastern time, on February 22, 2011 unless the offer is extended.

SPECIAL FACTORS

1.	Background.

As part of the company’s ongoing strategic planning process, Playboy’s board of directors and members of the company’s senior management have regularly reviewed and evaluated the company’s strategic direction and alternatives in light of the performance of the company’s businesses and operations and market, economic, competitive and other conditions and developments. Over the past few years, the company has undertaken measures to reduce its cost structure and enhance its operating efficiency through outsourcing arrangements and to focus on the potential of its licensing business and other higher potential growth business opportunities. As part of this strategic planning process, several parties have expressed interest in transactions involving the company, including joint ventures, acquisitions of specific assets or businesses of the company and acquisition of the entire company. In addition, Playboy’s board of directors and members of the company’s senior management have regularly reviewed the company’s capital structure and potential financing alternatives, including the need to refinance the company’s 3.00% convertible senior subordinated notes due 2025 in 2012 and the expiration of the company’s credit facility on January 31, 2011.

In early 2009, following the termination of preliminary discussions between the company and a public company referred to herein as “Firm A” regarding a possible strategic transaction, Mr. Hefner advised the company that he intended to examine the feasibility of potentially taking the company private, and that such a transaction could potentially involve the participation of Firm A.

In February 2009, Richard Rosenzweig, who is a director and Executive Vice President of the company and a representative of Mr. Hefner, met with representatives of Firm A to discuss possible transactions involving the company.

On February 25, 2009, Mr. Rosenzweig met with representatives of Rizvi Traverse Management LLC (“Rizvi Traverse”) about their interest in partnering with Mr. Hefner in a possible transaction involving the company.

On March 11, 2009, Mr. Rosenzweig, together with representatives of Moelis & Company (“Moelis”), Mr. Hefner’s financial advisor, and a representative of Munger, Tolles & Olson LLP (“Munger”), Mr. Hefner’s legal advisor, met with representatives of Firm A to discuss possible transactions involving the company.

During February through April 2009, Mr. Hefner’s legal and financial advisors had periodic discussions with representatives of Firm A about possible transactions, including a sale of the entire company, an investment by Firm A of some type and a possible partnership with Mr. Hefner. During part of this period, the company’s management also held discussions with representatives of Firm A about possible transactions.

In April 2009, Rizvi Traverse met with Mr. Rosenzweig to discuss a potential strategic transaction involving the company.

On May 13, 2009, Playboy’s board of directors held a meeting, at which members of senior management reviewed with Playboy’s board of directors actions Mr. Hefner and his financial, legal and personal advisors had taken to examine the feasibility of participating as a buyer in a transaction to acquire all Playboy shares not held by Mr. Hefner and certain alternative transactions and recent discussions with Mr. Hefner’s advisors. At the meeting, Mr. Rosenzweig informed the board that Mr. Hefner was not interested in pursuing a going-private transaction in which he would have a continuing interest in the company but that Mr. Hefner would be supportive of the board exploring a potential sale of the company to a third party.

In May 2009, Playboy’s board of directors received a non-binding proposal from a private equity firm referred to herein as “Firm B” that indicated a preliminary valuation range based on an enterprise value for the company of $325 to $375 million, subject to business, accounting and legal due diligence. Also in May 2009, Moelis and Mr. Rosenzweig received a non-binding proposal from Firm A to acquire all of the company’s outstanding shares for between $6.00 and $8.00 per share, subject to the satisfactory completion of due diligence. Firm A’s proposal indicated that it was not interested in acquiring certain of the company’s assets, and that it would require a partner to acquire those assets for an acceptable price in any potential transaction. Each of the proposals from Firm A and Firm B provided for Mr. Hefner to continue to be involved with the company and Playboy magazine.

On June 18, 2009, Rizvi Traverse delivered a preliminary proposal to Moelis to acquire all of the company’s outstanding shares for a range of $6.00 to $8.00 per share, subject to due diligence. Like the proposals from Firm A and Firm B, this proposal provided for Mr. Hefner to continue to be involved with the company and Playboy magazine.

Playboy’s board of directors held five meetings during the period from May through July 2009 at which the board discussed the preliminary proposals and the range of possible responses. The board also reviewed the company’s current operating performance as well as a number of key risks to the company’s businesses, including (i) the need to refinance the company’s 3.00% convertible senior subordinated notes due 2025 before such notes would likely be put to the company in March 2012 and the difficult credit market then prevailing, (ii) the slower than expected growth in the company’s licensing business and (iii) continued weakness in its entertainment and publishing businesses. During this time, Mr. Rosenzweig again informed the board that Mr. Hefner would consider supporting a sale of the company and was in favor of proceeding with an evaluation of all bona fide proposals. The board then authorized management to work with Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), the company’s outside legal advisor, and Lazard Freres & Co. (“Lazard”), the company’s financial advisor, to expand the process for evaluating a potential sale of the company by contacting additional parties that were financially capable and otherwise qualified to acquire the company.

During July and August 2009, more than 40 potential strategic and financial buyers were contacted by Lazard in accordance with the company’s directives, eight of which (including Firm A, Firm B and Rizvi Traverse) signed confidentiality agreements containing customary provisions, including standstill and non-solicitation provisions. The confidentiality agreement with Rizvi Traverse was dated July 13, 2009 and contained a standstill provision restricting Rizvi Traverse from acquiring or proposing to acquire any securities, indebtedness or material assets of the company or from soliciting employees of the company, for a one year period beginning on the date of the agreement. During August 2009, due diligence materials were made available to these potential buyers and management presentations were made to Firm A and Firm B.

On September 2, 2009, a process letter was sent to six of the eight parties that signed confidentially agreements (two of the eight parties were no longer potentially interested parties) inviting them to submit a preliminary, non-binding indication of interest by September 15, 2009.

On September 15, 2009, the company received revised preliminary, non-binding proposals from each of Firm A (and a potential partner of Firm A that would buy certain of the company’s assets as part of any potential transaction) and Firm B. Firm A’s proposal outlined two potential alternative transactions to acquire the company, indicating a preliminary value of up to $8.00 per share, subject to a number of financial assumptions and conditions regarding the structure of the transactions and continuing due diligence. Firm B’s proposal indicated a purchase price range for the company of between $6.00 to $8.00 per share, subject to a financing condition and continuing due diligence. Rizvi Traverse did not submit a revised proposal at such time, and no other proposals were received.

On September 16, 2009, Playboy’s board of directors held a meeting, also attended by senior management, Skadden Arps and Lazard, to review the evaluation process to date. The preliminary proposals from Firm A and Firm B were reviewed and discussed. The board then directed Lazard to continue to work with Firm A and Firm

B with a view toward having those firms submit to the board for its consideration final proposals for a transaction that would not be subject to financing or non-customary conditions.

Between September and October 2009, discussions continued with Firm A and Firm B. In late-October, Firm A and Firm B were asked to submit final proposals by November 3, 2009. Prior to the deadline, Firm B informed the company that it would not submit a final proposal because it could no longer support its preliminary valuation range and Firm A asked for additional time to consider making a proposal.

On November 10 and 12, 2009, Rizvi Traverse provided Moelis with deal summaries of a proposed transaction involving a loan to Mr. Hefner and an equity investment in the company. These proposals provided for Mr. Hefner to continue to be involved with the company and Playboy magazine.

On November 13, 2009 and again on November 24, 2009, Firm A submitted revised non-binding proposals to acquire all of the company’s outstanding shares for $7.00 per share. Each of the proposals was based on a number of financial assumptions and was subject to completion of due diligence and completion of agreements with its proposed partner to acquire certain of the company’s assets.

On November 29, 2009, Playboy’s board of directors held a meeting, also attended by senior management, Skadden Arps and Lazard, at which Mr. Flanders updated the board on the status of discussions with Firm A and discussed the key components of Firm A’s proposal, including the key contingencies that still remained. A representative of Skadden Arps reviewed the board’s fiduciary duties in evaluating Firm A’s proposal and the potential arrangements with Mr. Hefner that were contemplated by Firm A’s proposal. The board of directors resolved to form a special committee of independent directors to evaluate Firm A’s proposal. The board then appointed Charles Hirschhorn and Sol Rosenthal to the special committee, each of whom was considered independent under the listing requirements of the New York Stock Exchange and the rules and regulations of the SEC and for purposes of participating on the Special Committee, and authorized the company to proceed with discussions with Firm A relating to its proposal.

On December 1, 2009, Rizvi Traverse sent a term sheet to Firm A that described a potential partnership with Firm A in the acquisition of the company.

On December 14, 2009, Mr. Flanders met with a representative of Rizvi Traverse, who expressed a continuing interest in a potential strategic transaction involving the company.

On December 15, 2009, Playboy’s board of directors held a meeting, at which members of senior management were present. Mr. Flanders updated the board on discussions with Firm A and informed the board that the company had received a letter from Firm A stating it would not move forward with its proposal. Firm A cited its inability to structure a transaction in which certain of the company’s assets could be sold to its previous potential partner or another person at an acceptable price. The board then resolved to dissolve the special committee.

On December 18, 2009, Mr. Flanders had an additional discussion with a representative of Rizvi Traverse, which again expressed interest in a potential strategic transaction involving the company.

During December 2009 and January 2010, Rizvi Traverse spoke regularly with Mr. Rosenzweig and met with Mr. Hefner concerning the company and the potential for a strategic transaction involving the company.

In early 2010, a company referred to herein as “Firm D” contacted the company’s senior management to express interest in the potential purchase of certain of the company’s adult television and digital business assets as well as the licensing and management of certain other company assets, such transaction referred to herein as “Project Synergy.”

On February 12, 2010, Rizvi Traverse met with Mr. Rosenzweig, Moelis and Munger concerning potential terms for a strategic transaction involving an investment in the company and a transaction with Mr. Hefner to provide liquidity for his shares in the company.

On February 22 and 23, 2010, Playboy’s board of directors held a meeting at which members of senior management summarized for the board conversations they had concerning a proposal received from a company referred to herein as “Firm C” relating to a potential acquisition of the company’s pay-per-view television businesses. The board of directors authorized management to continue to explore a potential transaction with Firm C. The discussions did not lead to any meaningful proposal.

On February 25, 2010, Mr. Flanders and Mr. Vaickus met with Rizvi Traverse and discussed Rizvi Traverse’s interest in a strategic transaction involving an investment in the company and a transaction with Mr. Hefner to provide liquidity for his shares in the company.

During the first week of March 2010, Mr. Rosenzweig informed Rizvi Traverse that Mr. Hefner did not intend to participate in a strategic transaction involving an investment in the company and a transaction with Mr. Hefner to provide liquidity for his shares in the company. Mr. Rosenzweig communicated the same message to Mr. Flanders, but informed Mr. Flanders that Mr. Hefner remained in favor of the company exploring all bona fide offers.

On March 23, 2010, Rizvi Traverse and its legal advisor, Sheppard, Mullin, Richter & Hampton LLP (“Sheppard”), met with Mr. Rosenzweig and advisors to Mr. Hefner (including representatives of Moelis) to discuss conceptually an alternative transaction structure involving a partnership with Mr. Hefner in which Mr. Hefner and Rizvi Traverse would acquire all company shares not owned by Mr. Hefner.

On March 26, 2010, DirecTV, Inc. (“DirecTV”) filed a lawsuit against the company alleging the company was in breach of the affiliation and licensing agreement pursuant to which DirecTV distributes certain of the company’s television programming, and seeking $35 million in damages. As a result of this dispute, DirecTV began withholding payments to the company and, beginning in the third fiscal quarter of 2010 the company suspended the recognition of revenue related to these payments.

On March 27, 2010, Rizvi Traverse sent to Moelis a revised proposal to partner with Mr. Hefner to purchase all shares of the company not owned by Mr. Hefner.

On April 4, 2010, Mr. Rosenzweig responded to Rizvi Traverse’s revised proposal indicating that Mr. Hefner was interested in exploring the proposal further.

On April 8, 2010, Firm D entered into a confidentiality agreement with the company and was granted access to a new electronic data site the company created with respect to Project Synergy.

During April 2010, representatives of Moelis and Munger held various discussions regarding the revised proposal with Rizvi Traverse and Sheppard regarding the process for moving forward with a strategic transaction involving the acquisition of all Playboy shares not owned by Mr. Hefner.

On April 22, 2010, representatives of Moelis, Munger, Rizvi Traverse and Sheppard, met by teleconference to discuss the process for moving forward with a strategic transaction involving the acquisition of all company shares not owned by Mr. Hefner. Rizvi Traverse and representatives of Moelis had a follow-up discussion on April 23, 2010.

On May 3, 2010, the company and Rizvi Traverse amended the confidentiality agreement dated July 13, 2009, to, among other things, permit Rizvi Traverse to share evaluation material with certain potential sources of debt and equity financing. The amendment also extended the standstill and non-solicitation provisions contained in the agreement to December 31, 2010. Rizvi Traverse was then given access to an electronic data site.

In May and June 2010, Rizvi Traverse held discussions with four potential lenders and various investors in its funds concerning debt and equity financing for a transaction involving the company.

On May 19, 2010, Playboy’s board of directors held a meeting, at which a representative of Skadden Arps discussed with the board corporate governance matters and legal considerations if Mr. Hefner were to pursue the purchase of the company with a financial sponsor (such as Rizvi Traverse). The board also received an update from its outside legal counsel on the DirecTV litigation.

By mid-June, each of the potential lenders contacted by Rizvi Traverse provided preliminary indications of their interest in financing a transaction. Only one, an affiliate of Jefferies & Company, Inc. (“Jefferies”), indicated an interest in moving forward with negotiations for a debt commitment of a sufficient amount to fund a purchase of all shares of the company not owned by Mr. Hefner at a per share price that Rizvi Traverse and Mr. Hefner consider sufficient. Negotiations with Jefferies continued throughout the process and until the debt commitment letter was signed on January 9, 2011.

On June 25, 2010, Playboy’s board of directors held a meeting, at which Mr. Flanders updated the board regarding Rizvi Traverse’s due diligence investigation of the company and his understanding of the status of potential financing for a transaction.

In the evening on July 8, 2010, Mr. Hefner sent to Playboy’s board of directors a written proposal to acquire all Playboy shares not owned by Mr. Hefner for $5.50 per share in cash. In such letter, Mr. Hefner indicated his intention to partner with Rizvi Traverse and advised the board that out of his concerns for, among other matters, the company’s brand and legacy and the editorial direction of Playboy magazine, he was not interested in any sale or merger of the company, selling his shares to any third party or entering into discussions with any other financial sponsor for a transaction of the nature proposed in the letter.

On July 10, 2010, Playboy’s board of directors held a meeting attended by the independent directors (consisting of all directors other than Mr. Flanders and Mr. Rosenzweig) to discuss Mr. Hefner’s proposal. At the invitation of the independent directors, Mr. Flanders summarized for the independent directors his material discussions with Mr. Hefner and Rizvi Traverse and each of their advisors regarding a potential transaction to acquire the company. After Mr. Flanders left the meeting, a representative of Skadden Arps reviewed with the independent directors their fiduciary duties in connection with Mr. Hefner’s proposal. The board determined to continue to act through the group of independent directors, rather than formally establishing a special committee, until they had received more information regarding the proposal and updated financial information regarding the company from management.

On July 12, 2010, the company issued a press release announcing its receipt of the written proposal from Mr. Hefner.

On July 14, 2010, Playboy’s board of directors held a meeting attended by the independent directors. Mr. Flanders attended the beginning of the meeting at the invitation of the independent directors and informed the independent directors that the president of a privately-held company referred to herein as “Firm E” had contacted him to inform him that Firm E would be submitting a proposal for a potential transaction with the company in the next few days. Mr. Flanders updated the independent directors on discussions with Firm D and the status of Project Synergy. The independent directors then directed Mr. Flanders to continue discussions with Firm D. After Mr. Flanders left the meeting, the independent directors determined that the company’s senior management, as a matter of proper procedures should refrain from engaging in discussions with, and providing information to, Rizvi Traverse, Mr. Hefner and their respective advisors and representatives unless authorized by the board. The independent directors also determined to defer the decision on establishing a special committee until they had received updated financial information from management and had met again to discuss the information with management and Lazard in attendance.

On July 15, 2010, Playboy’s board of directors received a letter from Firm E setting forth its interest in acquiring the company in a transaction with a preliminary equity valuation of $210 million, based on numerous assumptions and conditions. In response, Mr. Hefner indicated in a public statement made July 15, 2010, that he was interested in buying the company and not in selling the company.

On July 19, 2010, Playboy’s board of directors held a meeting attended by the independent directors at which they discussed with members of senior management (including Mr. Flanders) the company’s financial information prepared at the request of the independent directors. Messrs. Flanders and Vaickus then updated the independent directors on the status of discussions with Firm D regarding Project Synergy. After senior management (including Mr. Flanders) left the meeting, the independent directors then discussed Firm E’s proposal and a representative of Skadden Arps summarized the directors’ fiduciary duties regarding such proposal. A representative of Skadden Arps reviewed with the independent directors Mr. Hefner’s proposal letter and subsequent public statement, in which he stated he was interested in buying the company and not in selling the company. The independent directors then discussed Project Synergy and decided to instruct management to continue discussions and to seek a proposal for the board to consider.

On July 26, 2010, Playboy’s board of directors held a meeting attended by the independent directors, at which Mr. Chemerow provided an update on continuing work by management on the financial information requested by the independent directors.

On July 29, 2010, Playboy’s board of directors held a meeting attended by the independent directors, also attended by Messrs. Flanders and Shapiro, Skadden Arps and Lazard, at which Mr. Flanders provided the independent directors with an update on the financial information requested by the independent directors. After Mr. Flanders left the meeting, the independent directors then discussed with Lazard financial matters relating to the company and were updated by Lazard regarding information from discussions with Rizvi Traverse relating to the proposal by Mr. Hefner.

On July 30, 2010, Playboy’s board of directors held a meeting attended by the independent directors, which was reconvened on August 2 and August 3, 2010, at which the independent directors reviewed the discussions with Mr. Flanders and Lazard at the July 29, 2010 meeting. A representative of Skadden Arps reviewed with the independent directors their fiduciary duties in connection with Board decisions regarding business combinations, including with respect to responding to Mr. Hefner’s proposal. Following this presentation, the independent directors resolved to form the Special Committee, consisting of Mr. Rosenthal (chair) and Mr. Tao, each of whom was considered independent under the listing requirements of the New York Stock Exchange and the rules and regulations of the SEC and were both disinterested with respect to a transaction and independent of the company’s management and Mr. Hefner, and delegated to the Special Committee the exclusive power and authority of the board of directors, to the fullest extent permitted by law, with respect to the evaluation, consideration and review of, and response to, Mr. Hefner’s proposal and any alternative proposal, and if the Special Committee deemed it advisable and in the best interests of the company and its stockholders (other than Mr. Hefner), the negotiation and approval or rejection of the terms and conditions of any resulting transaction.

Between August 3, 2010 and August 20, 2010, the Special Committee members interviewed 6 law firms and 7 investment banks to potentially serve as legal and financial advisors to the Special Committee, evaluating their credentials, independence, references and fee proposals.

On August 9, 2010, Mr. Rosenzweig, Rizvi Traverse, Munger, Sheppard, and representatives of Moelis met to discuss various potential arrangements between Rizvi Traverse and Mr. Hefner, including fees and expenses during the negotiating period and the terms of their relationship following the consummation of the contemplated transactions. Moelis, Rizvi Traverse, Munger and Sheppard exchanged drafts of agreements for these arrangements throughout the remainder of 2010.

On August 17, 2010, Mr. Hefner and Rizvi Traverse entered into a letter agreement providing for Mr. Hefner, in certain circumstances, to reimburse the expenses of Rizvi Traverse up to $2.25 million and, in more limited circumstances, to pay a fee of up to $2 million, if a transaction with Rizvi Traverse as Mr. Hefner’s financial sponsor did not proceed and Mr. Hefner pursued a transaction with another financial sponsor or determined to sell his shares in the company.

The Special Committee convened its first meeting on August 20, 2010. At the meeting, the Special Committee determined to retain Kaye Scholer LLP (“Kaye Scholer”) as its independent counsel, in light, among other things, of the experience of the proposed team members in representing special committees, the firm’s independence from the company and Mr. Hefner and the firm’s expertise in media and entertainment corporate matters. At such meeting, Kaye Scholer advised the members of the Special Committee as to the nature of their fiduciary duties as members of the Special Committee and reviewed the delegation of the authority by Playboy’s board of directors to the Special Committee. Following a discussion of all of their prior relationships with the company, the Special Committee members then discussed and confirmed, at the request of counsel, the board’s determination that Mr. Rosenthal and Mr. Tao were both disinterested with respect to a transaction and independent of the management and Mr. Hefner. The Special Committee members thereafter discussed the retention of the Special Committee’s financial advisor.

Later that day, Kaye Scholer received a telephone call from a representative of Moelis seeking to initiate contact with the Special Committee through its advisors.

On August 24, 2010, Kaye Scholer received an introductory telephone call from a representative of Skadden Arps, during which Skadden Arps described certain background matters. That same day, at the request of the Special Committee, Kaye Scholer spoke with a principal of Raine Securities LLC (“Raine”), the proposed financial advisor to the Special Committee and a firm with substantial expertise in media and entertainment corporate matters, concerning Raine’s prior relationships, if any, with the company, Mr. Hefner, Rizvi Traverse and certain other third parties and confirming Raine’s independence with respect to its potential engagement.

At the direction of the Special Committee, Kaye Scholer also contacted representatives of Morris, Nichols, Arsht & Tunnell LLP (“Morris Nichols”) with regard to potentially retaining such firm as special Delaware counsel to the Special Committee and reviewing Morris Nichols’ independence from the company’s management, Mr. Hefner, Rizvi Traverse and certain other third parties.

On August 25, 2010, the Special Committee held a meeting at which it approved the engagement letter with Kaye Scholer and, after deliberation, determined, subject to finalizing the engagement agreements, to retain Raine as financial advisor to the Special Committee and Morris Nichols as special Delaware counsel to the Special Committee.

Also on August 25, 2010, Kaye Scholer was contacted by Munger seeking to initiate discussions with the Special Committee through its advisors.

Also on August 25, 2010, Playboy’s board of directors held a meeting attended by the independent directors at which members of senior management, including Mr. Flanders, updated them regarding certain developments at the company, including with respect to the ongoing litigation and negotiations with DirecTV and discussions with Firm D regarding Project Synergy. After members of senior management, including Mr. Flanders, left the meeting, the members of the Special Committee informed the independent directors that it had hired Kaye Scholer as its legal advisor and was close to hiring a financial advisor.

From September l, 2010 to September 4, 2010, Kaye Scholer communicated with Skadden Arps and Morris Nichols regarding the status of litigation matters pending in the courts in Delaware and Illinois related to the proposal made by Mr. Hefner and certain prior matters. Kaye Scholer also initiated various calls with the company’s General Counsel and Skadden Arps to obtain additional background information concerning the company’s evaluation process conducted in 2009 which did not result in any definitive proposal to acquire the company.

On September 2, 2010, the Special Committee approved the engagement letter with Raine under which none of Raine’s fees were contingent on the consummation of a transaction. The Special Committee discussed the scope of the Special Committee’s delegated authority in light of certain outside the ordinary course transactions being considered by the company, including the company’s consideration of Project Synergy and recommended that Kaye Scholer provide further analysis as to the scope of the Special Committee’ s authority. The Special Committee also discussed the availability of the company’s alternatives to the going private transaction proposed by Mr. Hefner, including Project Synergy and a transaction with Firm E, although there was no assurance that an alternative transaction could be consummated based upon Mr. Hefner’s controlling share position.

On September 2, 2010, Sheppard communicated with Kaye Scholer as to certain matters regarding the confidentiality agreement and related matters.

Between September 6, 2010 and September 14, 2010, representatives of Raine had various communications with (i) the company’s management team concerning financial and business diligence matters and the company’s projected financial performance, (ii) Mr. Rosenzweig and representatives of Moelis and Rizvi Traverse regarding Mr. Hefner’s proposal and (iii) certain third parties, including the financial advisor for Firm E.

On September 7, 2010, the company issued a press release announcing that the Special Committee had hired Raine as its financial advisor and Kaye Scholer as its legal advisor, thereby providing to any interested party information as to how to communicate to the Special Committee’s advisors.

From September 7, 2010 to October 15, 2010, at Raine’s request, the company’s chief financial officer and certain other members of the company’s senior management discussed with representatives of Raine revisions to the company’s five year projections previously sent to Playboy’s board of directors to reflect Project Synergy and other current information.

On September 7, 2010, representatives of Raine had a communication with Firm E regarding its interest in a transaction with the company.

On September 7, 2010, Raine received a call from a representative of Firm A asking some questions with respect to a possible proposal from Firm A.

On September 13, 2010, Kaye Scholer discussed with Skadden Arps a draft letter of intent for Project Synergy to ensure the inclusion of certain provisions in such letter of intent so that the Special Committee could continue to pursue any strategic alternative involving the company delegated to the Special Committee and consistent with the Special Committee’s fiduciary duties. Kaye Scholer also discussed with Skadden Arps the possible expansion of the authority of the Special Committee to include the final authority to approve or reject a Project Synergy transaction because such a transaction would likely significantly affect strategic transactions being explored by the Special Committee, even though Project Synergy was subject to the general oversight of the full Playboy board of directors, acting through all of the independent members of the board.

On September 14, 2010, the Special Committee entered into an engagement letter hiring Morris Nichols as special Delaware counsel to the Special Committee.

On September 14, 2010, Playboy’s board of directors held a meeting attended by the independent directors, also attended by Mr. Flanders, at which Mr. Flanders provided an update on discussions and potential terms for a non-binding term sheet regarding Project Synergy, subject to the parties continuing due diligence. After Mr. Flanders left the meeting, the independent directors discussed the impact of potential terms of the term sheet on the Special Committee’s ability to pursue a potential sale of the company to Mr. Hefner or to any other party. The members of the Special Committee requested that its authority be expanded to require the Special Committee’s approval before the company entered into any definitive agreement with respect to Project Synergy or any other transaction that could reasonably make consummation of the transaction with Mr. Hefner or an alternative proposal for the sale of the company impracticable or inadvisable. The independent directors resolved to expand the authority of the Special Committee as requested and authorized officers of the company to negotiate and execute a non-binding term sheet with Firm D.

On September 17, 2010, the Special Committee sent a letter to the company’s senior management providing certain guidance to management and referencing management’s reporting obligations to the Special Committee with respect to any significant proposed business transaction that could bear on the Special Committee’s activities.

On September 30, 2010, at a meeting of the Special Committee, representatives of Raine outlined management’s five separate models for the company’s projected performance for 2011-2014, consisting of a base case, upside case, downside case and base and upside cases assuming consummation of Project Synergy. The Special Committee also discussed Firm E’s interest in a potential transaction with the company and instructed Raine to meet with Firm E to discuss the situation further.

On October 1, 2010, representatives of Raine had a discussion with a senior representative of Firm E and Firm E’s financial advisor, to review Firm E’s interest in exploring an acquisition of all or part of the company. During such discussions, Firm E and its financial advisor described certain terms which they thought could make such a transaction acceptable to Mr. Hefner, including providing Mr. Hefner with continued editorial control over Playboy magazine and other ways to continue to be involved with the company.

On October 4, 2010, representatives of Raine called Firm A to follow up on prior conversations.

On October 6, 2010, Kaye Scholer provided a preliminary report to the Special Committee of the status of the claim by DirecTV against the company. Thereafter, representatives of Raine presented to the Special Committee Raine’s preliminary financial analysis of the company, discussing the five financial models prepared by management and considered in Raine’s analysis, as well as the various valuation methodologies used by Raine. After deliberation, and review of Raine’s preliminary report as to the value of the company, the Special Committee determined to engage with Mr. Hefner and Rizvi Traverse but not to make a counteroffer to Mr. Hefner and Rizvi Traverse at that time.

Between October 6, 2010 and November 4, 2010, the Special Committee received a diligence request list from Firm E’s financial advisor and the Special Committee and its advisors participated in negotiations regarding a non-disclosure and standstill agreement with Firm E. During this same time period, Kaye Scholer continued to discuss with Sheppard an amendment to the confidentiality agreement and related matters.

On October 7, 2010, a representative of Firm A responded to the calls from representatives of Raine. During such discussion such representative suggested that under certain conditions Firm A may have interest in acquiring certain of the company’s assets but not the company itself.

On October 15, 2010, representatives of Raine provided representatives of Moelis and Rizvi Traverse with excerpts from the base case and upside case forecasts prepared by the company’s management, both with and without Project Synergy.

On October 18, 2010, representatives of Raine met with representatives of Moelis and Rizvi Traverse to discuss the company’s recent performance and the company’s updated financial models previously provided to them by Raine.

Between October 19, 2010 and November 1, 2010, Rizvi Traverse and its advisors requested certain additional diligence materials and the Special Committee’s advisors provided such materials to Rizvi Traverse. During this time period, a representative of Moelis urged Raine to advise the Special Committee to make a counterproposal, and further advised that any proposal by the Special Committee at or above a $7.00 per share price previously raised by Raine for discussion would be viewed by Moelis and Rizvi Traverse as inconsistent with the updated financial projections that had been provided.

On October 24, 2010, a representative from Raine met an agent of Plainfield at a public event and was advised by such agent that Plainfield was interested in discussing the proposal by Mr. Hefner and Rizvi. The representative of Raine advised Plainfield that he would call Plainfield back after consultation with the Special Committee.

On October 25, 2010, at Rizvi Traverse’s request, the Special Committee entered into a non-disclosure agreement with Rizvi Traverse, pursuant to which Rizvi Traverse provided the Special Committee with a copy of a certain expense reimbursement/fee arrangement previously entered into by Mr. Hefner and Rizvi Traverse and the form of certain additional agreements which Mr. Hefner and Rizvi Traverse proposed to enter into following receipt of an amendment to the confidentiality agreement and related matters (including as to certain agreements that would be entered into prior to the consummation of a potential transaction with the company).

On November 1, 2010, representatives of Raine and Kaye Scholer met with a senior representative of Firm E. Firm E’s representative indicated that Firm E had flexibility in considering alternative structures for a potential transaction between Firm E and the company.

On November 2, 2010, at Firm E’s suggestion, representatives of Raine and Kaye Scholer met with the financial advisor of Firm E for several hours. During such meeting, Firm E’s financial advisor provided Raine with updated financial information concerning Firm E and a summary outlining three alternative transactions: (i) an all cash offer (at an unspecified price), (ii) a part cash, part stock transaction structured so that the company would acquire Firm E and Firm E would thereby become a public company and (iii) a brief list of preliminary alternative concepts for potential division of the company’s assets among Firm E, on the one hand, and Mr. Hefner and/or Rizvi Traverse, on the other hand. No specific proposal was made by Firm E’s financial advisor at the meeting. Firm E’s financial advisor indicated that there would be more value flexibility in a part cash, part stock transaction.

Later that same day, the Special Committee determined to continue discussions with Firm E, but to require that Firm E execute a requested standstill and non-solicitation agreement. At this meeting, the Special Committee also received from Raine a revised preliminary financial analysis, an update on the communications regarding Plainfield and a report that a representative of Moelis had urged Raine to provide a counterproposal to Mr. Hefner’s $5.50 per share proposal in order to make progress, given the passage of time since Mr. Hefner’s July proposal. After discussion, the Special Committee resolved to direct its advisors to provide a counterproposal at $6.75 per share following the execution of the amendment to the confidentiality agreement and related matters.

On November 4, 2010, the Special Committee approved the amendment to the confidentiality agreement and related matters which agreements were executed and delivered later on such date. Among other provisions, the amended confidentiality agreement extended the Rizvi Traverse standstill from December 31, 2010 to March 31, 2011 and modified a fee and expense reimbursement letter between Mr. Hefner and Rizvi Traverse to reduce Mr. Hefner’s obligations to Rizvi Traverse under certain circumstances. After delivery of such agreements, representatives of Raine met with representatives of Rizvi Traverse and representatives of Moelis and presented the Special Committee’s counterproposal of $6.75 per share.

On November 9, 2010, the representatives of Rizvi Traverse and Mr. Hefner made a revised proposal to acquire all of the shares of common stock of the company not owned by Mr. Hefner at a price of $5.75 per share. That same day, Firm E executed an amended non-disclosure agreement with the Special Committee including standstill and non-solicitation provisions acceptable to the Special Committee.

On November 10, 2010, members of management of the company advised the members of the Special Committee that Firm D had requested a 30-day extension of exclusivity under its letter of intent with respect to Project Synergy, which was then scheduled to expire shortly.

On November 11, 2010, the Special Committee discussed certain events that had transpired since the last meeting. Representatives of Raine reported that DirecTV had extended carriage of the company’s programming to November 16, 2010 but issues remained as to both the settlement cost to the company of resolving the pending litigation and other business terms requested by DirecTV. The Special Committee discussed the imminent expiry date for Firm D’s exclusivity period with respect to Project Synergy. The Special Committee instructed Raine to return the call from Plainfield in order to understand whatever Plainfield may propose. The Special Committee also instructed Raine to make a revised counterproposal to the representatives of Mr. Hefner and Rizvi Traverse for a transaction at $6.50 per share in cash, representing the price at which the company would complete an agreement with Mr. Hefner and Rizvi Traverse rather than await completion of Project Synergy and potentially realize incremental value from such transaction.

That same day, representatives of Raine met with representatives of Moelis and Rizvi Traverse and presented the Special Committee’s $6.50 revised counterproposal. After the meeting, representatives of Moelis advised Kaye Scholer that the presentation on behalf of the Special Committee had not been constructive, and that in light of the time that had passed since the July proposal by Mr. Hefner, Mr. Hefner and Rizvi Traverse were unwilling to wait potentially for an additional three month period while the Special Committee negotiated with Firm D for a potential Project Synergy transaction.

On November 14, 2010, the Special Committee discussed the proposed extension of the Project Synergy exclusivity period in light of the provisions in the Project Synergy letter of intent that permitted the Special Committee to continue discussions with Mr. Hefner and Rizvi Traverse and third parties.

On November 15, 2010, Kaye Scholer was advised by representatives of Moelis, that representatives of Mr. Hefner had met that morning with Rizvi Traverse. A representative of Moelis advised Kaye Scholer that if Project Synergy was likely to be consummated, it could possibly provide upside after signing to the company’s stockholders (other than the members of the Purchaser Group) from the purchase price of $5.75 per share being proposed by them. Kaye Scholer advised a representative of Moelis that the Special Committee’s preference was that the value of Project Synergy should be reflected in the price from Mr. Hefner and Rizvi Traverse upfront, and not be contingent. A representative of Moelis advised Kaye Scholer that Mr. Hefner would not support any transaction that he believed to be inconsistent with the Playboy brand or legacy.

Later on that same day, representatives of Raine had discussions with a representative of Moelis during which such representative made on behalf of Mr. Hefner and Rizvi Traverse a revised proposal of $5.90 per share. Representatives of Raine informed a representative of Moelis that it believed the Special Committee would not be willing to proceed with any transaction at that price and that Mr. Hefner and Rizvi Traverse should not expect any future price movements by the Special Committee to be symmetrical.

On November 16, 2010, the Special Committee met and discussed the revised proposal from Mr. Hefner and Rizvi Traverse. Representatives of Raine provided the Special Committee with a preliminary financial analysis with respect to a transaction at $5.90 per share. The Special Committee directed Raine to advise representatives of Mr. Hefner and Rizvi Traverse that, consistent with its prior communications, the Special Committee still believed that $6.50 per share was appropriate as part of an overall transaction which included a concurrent Project Synergy transaction, but would be willing to support a price of $6.40 per share if Mr. Hefner and Rizvi Traverse took the risk of Project Synergy not being consummated.

Later that same day, Mr. Flanders advised Firm D on the need for a timeline that would produce an agreement prior to the expiration of its exclusivity period, which had been extended for 30 days. Mr. Flanders also provided information to the Special Committee on Firm D’s need for financing to complete Project Synergy and the status of Firm D’s financing process.

On November 18, 2010, as instructed by the Special Committee, Raine advised representatives of Moelis and Rizvi Traverse that the Special Committee still believed that $6.50 per share was appropriate as part of an overall transaction inclusive of Project Synergy but that the Special Committee would be willing to support a $6.40 per share price if Mr. Hefner and Rizvi Traverse took the risk of consummation of Project Synergy.

Later that day, a representative of Moelis communicated a revised offer from Mr. Hefner and Rizvi Traverse to the Special Committee of $6.00 per share and suggested there was limited additional price flexibility.

That same day, representatives of Raine had discussions with the financial advisor of Firm E. Representatives of Raine advised the financial advisor that with respect to an entire company transaction, which such financial advisor indicated would have a significant equity component, the Raine representatives believed that the Special Committee would require that Firm E be competitive in the cash portion per share which Firm E would have to offer, given the fact that Firm E’s shares were private and would be difficult to value, and in light of Mr. Hefner’s ability to veto any such transaction. Representatives of Raine discussed their concern that Firm E was highly leveraged making it difficult to achieve an acceptable deal for the entire company, even if supported by Mr. Hefner. Representatives of Raine then discussed with the financial advisor Firm E’s potential interest in purchasing specific assets as part of an overall transaction with Mr. Hefner and Rizvi Traverse.

On November 19, 2010, the Special Committee discussed the desirability of requesting Plainfield to enter into a tender and support agreement with the company. Representatives of Raine also presented updated preliminary financial analysis materials to the Special Committee. The Special Committee determined to make a counterproposal to Mr. Hefner and Rizvi Traverse for a transaction at $6.25 per share in cash, in part on the basis that the Special Committee could be in a position to obtain support from Plainfield which would potentially accelerate the date of consummation of any agreed-upon transaction and reduce deal execution risk, both of which might be of value to Mr. Hefner and Rizvi Traverse.

Later that same day, Raine was advised by representatives of Moelis and Rizvi Traverse that Mr. Hefner and Rizvi Traverse were prepared to offer $6.15 per share and again that there was very little, if any, further flexibility on price. Representatives of Raine advised the representatives of Mr. Hefner and Rizvi Traverse that it believed the Special Committee would support a transaction at $6.25 per share on the assumption that Plainfield would enter into a tender and support agreement at such price.

On November 21, 2010, a representative of Moelis communicated a revised offer from Mr. Hefner and Rizvi Traverse to the Special Committee of $6.20 per share.

On November, 22, 2010, the Special Committee instructed Raine to deliver to Firm E as soon as available the financial diligence materials requested by Firm E related to both the entire company and particular assets, subject to competitive limitations and protections as applicable. Notwithstanding the fact that the Special Committee’s counterproposal of $6.25 per share had not been accepted, the Special Committee also resolved that its advisors should proceed with the negotiation of a merger agreement with Mr. Hefner and Rizvi Traverse to determine whether material non-price terms satisfactory to the Special Committee could be achieved, while the price negotiations continued.

On November 28, 2010, Kaye Scholer delivered to representatives of Moelis, Munger, Rizvi Traverse and Sheppard a draft of the merger agreement.

On November 30, 2010, representatives of Raine had a further discussion with a senior representative of Firm E during which Raine reiterated that it believed that with respect to a transaction for the entire company, which the Special Committee might not be able to deliver in any event, Firm E would have to be competitive with the company’s alternative from a cash perspective (notwithstanding any value accorded to an equity component). Firm E continued to express interest in a transaction involving the company’s adult television and digital business units as well as the Playboy brand as part of a transaction with Mr. Hefner and Rizvi Traverse.

On December 3, 2010, representatives of Raine contacted a representative of Plainfield to discuss scheduling an in-person meeting to discuss Plainfield potentially supporting a transaction involving the company that would be supported by the Special Committee. Representatives of Raine and Plainfield scheduled a meeting for the following week.

Also on December 3, 2010, Sheppard sent a non-exclusive list of issues on the draft merger agreement, including the scope of restrictions on the company seeking other acquisition proposals and the ability of Playboy’s board of directors to change its recommendation to stockholders, the company’s representations and warranties, Purchaser’s representations and warranties concerning financing and the company’s direct remedies against the debt and equity financing sources, covenants concerning the interim operations of the company, the company’s obligation to cooperate in the syndication of debt financing, and other conditions to consummation, company and Purchaser termination rights and the scope of remedies available to the company.

On December 4, 2010, Kaye Scholer received a revised draft of the merger agreement from Sheppard and Munger.

On December 6, 2010, representatives of Raine discussed with a senior representative of Firm E and Firm E’s financial advisor a potential sale to Firm E of the company’s adult television and digital business units. The parties focused on a sale of these adult assets although Firm E expressed a desire for more information both with respect to such assets and information on the company as a whole.

Later that same day, Mr. Rosenthal updated the Special Committee, based on his communications with Mr. Flanders, as to the status of Project Synergy and the DirecTV negotiations. Mr. Rosenthal reported that company management did not believe that Project Synergy would be signed before the end of the year. Moreover, the Special Committee discussed the terms of the revised draft of the merger agreement it received and the major areas of concern. The Special Committee also discussed concerns regarding Purchaser’s financing and the limited information that the Special Committee had as to Purchaser’s proposed financing. The Special Committee determined to send a letter to Rizvi Traverse formally requesting evidence of Purchaser’s financing commitments.

On December 7, 2010, the Special Committee’s advisors met with representatives of Mr. Hefner’s advisors, Rizvi Traverse and Rizvi Traverse’s advisors concerning issues related to the draft merger agreement. The issues discussed at such meeting included the structure of the proposed transaction, termination rights, the amounts of the termination fees payable by the company and Purchaser and the circumstances under which they would become payable, Purchaser’s financing, and the circumstances under which the board of directors could change its recommendation to stockholders. At the meeting, the Special Committee’s advisors delivered the letter to Rizvi Traverse requesting evidence of Purchaser’s financing commitments. Rizvi Traverse promised to deliver the equity commitment letters promptly and reiterated that delivery of the debt commitment letter would trigger a substantial fee that Rizvi Traverse was unwilling to incur at that stage of the negotiations.

On December 8, 2010, the Special Committee met and discussed the events that had transpired since the last meeting of the Special Committee. Representatives of Raine provided an update on discussions with Firm E including with respect to diligence materials provided.

Also, on December 8, 2010, Firm E provided Raine a supplemental due diligence request list related to the company’s adult television/entertainment, digital and certain other assets.

On December 9, 2010, Playboy’s board of directors held a meeting attended by the independent directors to receive an update on Mr. Hefner’s proposal and the actions taken by the Special Committee and its advisors since the last meeting of the independent members of the board. Representatives of Skadden Arps, Kaye Scholer and Raine attended the meeting, and Mr. Flanders participated in a portion of the meeting. After an update by the Special Committee, Kaye Scholer reviewed with the independent directors the course of events leading up to and following the proposal made by Mr. Hefner. Representatives of Raine reviewed with the independent directors preliminary financial analyses Raine prepared, including the basis for its preliminary valuation, the assumptions made and the methodologies employed in developing the valuation. Representatives of Raine also updated the independent directors on recent conversations it had had with Plainfield. Representatives of Raine then provided a detailed overview of the issues in its ongoing negotiations with Mr. Hefner and Rizvi Traverse, and Kaye Scholer provided a review of the material terms and conditions of the then current draft merger agreement and other draft transaction documents. The Special Committee and its advisors updated the independent directors on the status of their review of Project Synergy. Before the conclusion of the meeting, senior management updated the independent directors on certain developments at the company, including the litigation with DirecTV.

On December 10, 2010, Sheppard sent the Special Committee a draft of the equity commitment letter and a draft of the conditions to closing applicable to the debt financing.

On that same day, representatives of Raine met with Plainfield to discuss a potential agreement by Plainfield to support a transaction that the Special Committee might recommend. During such meeting, Plainfield informed Raine that its minimum required purchase price in connection with a tender and support agreement (as opposed to a sale to the company of its shares) was $6.50 per share. Representatives of Raine advised Plainfield that its price was likely not achievable. Representatives of Raine also made it clear that all public stockholders of both Class A Common Stock and Class B Common Stock would receive the same cash price per share.

On December 11, 2010, Kaye Scholer sent a revised draft of the merger agreement to Rizvi Traverse, Moelis, Sheppard and Munger.

On December 13, 2010, representatives of Raine and Kaye Scholer had in-person meetings with representatives of Rizvi Traverse, Moelis, Sheppard and Munger during much of the entire day with respect to the draft merger agreement and the proposed transaction. At these meetings, the parties made substantial progress on a number of key points including deal certainty, termination rights and remedies.

From December 13, 2010 through December 15, 2010, representatives of Raine had various discussions with Plainfield concerning Plainfield’s potential interest in supporting a transaction that the Special Committee might recommend in the future. During such discussions, Plainfield agreed to accept a minimum price of $6.25 per share.

On December 14, 2010, following a request by representatives of Raine, the Special Committee received Firm E’s indication of interest separately related to (i) the company’s adult assets (television and digital), (ii) the company’s adult digital, broadcast and digital assets (including Playboy branded) and the company’s status as a publicly traded entity, and (iii) the entire company. The indication of interest for the entire company did not indicate how much of the aggregate purchase price consisted of cash and what value would be accorded to the portion of the price based on an equity component. Representatives of Raine noted that the aggregate value for an entire company deal was the same amount which had been publicly proposed by Firm E and was less than the value then being proposed by Rizvi Traverse and Mr. Hefner.

On that same day, Sheppard and Munger circulated a revised draft merger agreement to Kaye Scholer and Raine.

On December 15, 2010, Kaye Scholer provided comments on the draft merger agreement to Rizvi Traverse, Moelis, Sheppard and Munger.

On that same day, Kaye Scholer sent a draft of the proposed tender and support agreement to Plainfield.

Also on that same day, members of management of the company and representatives of Raine met with Firm E to discuss the potential sale of the adult assets and the other transactions contemplated by Firm E’s indication of interest. Firm E provided further insight into their financing capabilities for a transaction with the company and focused the discussion on the company’s (i) adult assets (TV and digital) and (ii) adult digital, broadcast and digital assets (including Playboy branded) and the company’s status as a publicly traded entity.

On December 16, 2010, Sheppard and Munger circulated a revised draft of the merger agreement to Kaye Scholer and Raine. On that date, Raine received and shared with Rizvi Traverse and Moelis, a term sheet with respect to the potential settlement of the DirecTV litigation. During this time period, Rizvi Traverse advised the Special Committee that it would not sign the merger agreement until there was a binding settlement of the DirecTV litigation.

On December 17, 2010, Kaye Scholer provided a legal update to Skadden Arps. On that date, representatives of Raine and the company’s management provided an update to representatives of Mr. Hefner, Rizvi Traverse, Sheppard and Munger on the DirecTV settlement. That same day, the Special Committee and its representatives received a revised draft of the merger agreement from Sheppard and Munger.

On December 17, 2010, representatives of Raine delivered to Firm E additional due diligence materials they had received from the company.

On December 18, 2010, the Special Committee met and discussed events since their last meeting related to DirecTV, Project Synergy and certain limitations on overall transaction expenses being requested by Rizvi Traverse. In addition, the Special Committee discussed the merger agreement and the material open points, in particular a proposed minimum cash condition requested by Rizvi Traverse and the termination provisions and remedies.

From December 18, 2010 to December 24, 2010, the Special Committee and its advisors, Rizvi Traverse and its advisors and representatives of Mr. Hefner’s advisors continued to negotiate the terms of the proposed merger agreement and various ancillary documents.

On December 18, 2010, Playboy’s board of directors held a meeting attended by the independent directors to receive a further update on Mr. Hefner’s proposal and the actions taken by the Special Committee and its advisors since the December 9, 2010 meeting. Representatives of Skadden Arps, Kaye Scholer and representatives of Raine attended the meeting and Mr. Shapiro participated by telephone. After an update by the Special Committee, Kaye Scholer provided an update to the independent directors regarding the key issues in its ongoing negotiations with Mr. Hefner and Rizvi Traverse. Kaye Scholer and Raine discussed the status of discussions with Plainfield. Representatives of Raine then reviewed preliminary financial analyses prepared by Raine that had been updated since the December 9, 2010 meeting to reflect additional details regarding the projections of management used in such valuation. Representatives of Raine discussed the effect of a potential transaction with Firm D on its valuation analysis.

During the week of December 19, 2010, representatives of Raine received and responded to follow-up diligence questions from Firm E, in addition to participating in a telephone conference with Firm E.

On December 20, 2010, Sheppard and Munger circulated a revised draft of the proposed merger agreement to Kaye Scholer and Raine. On such date, Kaye Scholer responded with comments on such draft.

On that same day, Kaye Scholer sent a revised draft of the proposed tender and support agreement to Plainfield.

Over the week ending December 24, 2010, representatives of the Special Committee discussed the revised proposed form of tender and support agreement with Plainfield. Plainfield provided signature pages in escrow on December 24, 2010 in the event the company determined to proceed with a transaction at $6.25 per share or more.

On December 24, 2010, Sheppard and Munger circulated a revised draft of the merger agreement.

On December 24, 2010, the Special Committee met and discussed developments since the last meeting of the Special Committee, including (i) the proposed resolution with DirecTV, (ii) the potential sale of the company’s adult business, (iii) the status of Project Synergy, (iv) the amount of the overall company transaction costs and (v) the material open points in the draft merger agreement. The Special Committee underscored the continued importance of conducting “due diligence” on Purchaser’s financing sources and requested that Raine attempt to immediately obtain such information.

On December 28, 2010, at a meeting of the Special Committee, representatives of Raine reported on the financial due diligence of Purchaser’s proposed equity and debt financing. The Special Committee discussed the material open items in the proposed merger agreement, including the timing and impact of the lender’s requirement of a 21 consecutive business day marketing period to syndicate the debt before being required to fund the debt facilities (noting that the lender’s obligation to fund was not conditional on the success of any such syndication) and the proposed minimum cash condition.

On December 28, 2010, Kaye Scholer distributed a revised draft of the merger agreement to Rizvi Traverse, Moelis, Sheppard and Munger.

From December 29, 2010 through December 31, 2010, representatives of Rizvi Traverse and Mr. Hefner and representatives of the Special Committee had various discussions regarding the merger agreement and related documents.

On December 29, 2010, Rizvi Traverse was provided a copy of the recently completed final form of DirecTV documentation. An exhibit to such documentation contained an estimate of the current number of company subscribers on the DirecTV service, which had declined by more than 50,000 subscribers from the then estimated subscriber rates. The main reason for the decline was that, during the pendency of the dispute, DirecTV did not allow for new subscriptions to the company’s service, and the normal loss of existing subscribers, known as “churn,” therefore was not offset as it normally would be by new subscribers, resulting in a net loss of subscribers.

On December 30, 2010, representatives of Raine, the company and Firm E had a telephone conference to further discuss follow-up diligence matters. That same day, Sheppard and Munger distributed a revised draft of the merger agreement to Kaye Scholer and Raine.

On December 31, 2010, Kaye Scholer distributed a revised draft of the merger agreement to Rizvi Traverse, Moelis, Sheppard and Munger.

On December 31, 2010, representatives of Raine had a telephone discussion with Rizvi Traverse during which call Rizvi Traverse expressed concern at what it characterized as the significant unexpected decrease in DirecTV subscribers which Rizvi Traverse believed, when combined with higher estimated company transaction expenses and other recent adverse events at the company, was putting significant pressure on the Rizvi Traverse valuation and therefore the proposed transaction price.

On January 1, 2011, the Special Committee met and discussed the status of negotiations with Rizvi Traverse and further updates with respect to the potential sale of the company’s adult assets to Firm E. The Special Committee and its advisors discussed the contingency that Mr. Hefner and Rizvi Traverse might propose to lower the proposed transaction price in light of the decreased number of company’s DirecTV subscribers, higher estimated company transaction expenses and other recent adverse events at the company. The Special Committee discussed possible ways to maintain the price per share, including through the Purchaser Group covering a portion of the shortfall.

On January 2, 2011, representatives of Raine participated in a conference call with representatives of Rizvi Traverse and representatives of Moelis, as well as Mr. Flanders concerning DirecTV. In the call, Rizvi Traverse advised that it was only willing to proceed with the proposed transaction at the reduced price to the holders of the company’s shares of $6.00 per share in light of the DirecTV subscriber decline, higher estimated company transaction expenses and other recent adverse events at the company. Rizvi Traverse further stated that it was prepared to proceed via long-form merger subject to a stockholder vote instead of a two-step tender offer transaction if Plainfield was not willing to tender at such price.

Later that day, the Special Committee met to discuss the conference call regarding DirecTV. At the meeting, members of the Special Committee asked numerous questions and instructed Raine to communicate with Moelis regarding the importance of maintaining the agreed upon price, including through the Purchaser Group covering a portion of the shortfall.

On January 4, 2011, representatives of Raine had further communications with representatives of Moelis during which a representative of Moelis advised that they believed Rizvi Traverse was prepared to move forward at a price of $6.10 per share. The representatives of Raine discussed with a representative of Moelis whether the Purchaser Group would cover a portion of the shortfall such that the price remained at $6.25 per share or would be reduced to no lower than $6.20 per share, although the representatives of Raine indicated they had no authority from the Special Committee to agree to any price change below $6.25 per share. Rizvi Traverse communicated to Raine that it wanted to meet directly with the members of the Special Committee to explain its position and the reasons for the price change.

On January 5, 2011, representatives of Raine and Kaye Scholer had a discussion with Plainfield during which Plainfield was advised about the potential for a price decrease. After some discussion, Plainfield indicated that it was willing to tender into a transaction with a purchase price of no less than $6.15.

Also on January 5, 2011, the Special Committee and its representatives, along with Rizvi Traverse and its representatives met to discuss Rizvi Traverse’s new proposed price. At such meeting, the Special Committee determined that it would support either a reduced price of $6.20 per share with no change to the non-price terms of the merger agreement or a price of $6.15 per share but only if the minimum cash balance condition to closing Rizvi Traverse was requesting was eliminated and Rizvi Traverse’s expense cap payable upon a change in recommendation breach by the company was reduced to $3.0 million (from $5.0 million). At the time it made this offer, the Special Committee believed that Rizvi Traverse and Mr. Hefner would be unwilling to proceed at $6.20 per share and the Special Committee wished as part of any price concession to obtain the benefit of greater certainty of closing by eliminating the minimum cash condition. After negotiation, Rizvi Traverse agreed that in exchange for the lower price of $6.15, it would (i) eliminate the minimum cash condition that it had previously required, allowing for more deal certainty and (ii) lower the expense reimbursement cap to $4.0 million.

Between January 5, 2011 and January 7, 2011, representatives of advisors to the Special Committee, Rizvi Traverse and Mr. Hefner worked to finalize the draft merger agreement and related documents. The key open points were the termination rights and remedies, including the scope of the company’s right to specific performance.

On January 7, 2011, Sheppard sent Kaye Scholer for its initial review a draft of Purchaser’s debt commitment letter. Between January 7, 2011 and the morning of January 9, 2011, representatives of Kaye Scholer and Skadden Arps worked with Sheppard to negotiate with counsel to the lender to reduce the conditionality of the debt commitment letter.

On January 8, 2011, after an all-day meeting at the offices of Kaye Scholer, representatives of Rizvi Traverse and Rizvi Traverse’s and Mr. Hefner’s advisors and the Special Committee’s advisors agreed upon the final terms of the merger agreement and related documents, subject to resolution of a few items on ancillary documents, to be presented to the Special Committee and Playboy’s board of directors on January 9, 2011.

On the evening of January 8, 2011, Kaye Scholer distributed to Playboy’s board of directors the merger agreement and the agreements related thereto together with a summary of such agreements.

On January 9, 2011, the Special Committee met and discussed events since the last meeting of the Special Committee. Kaye Scholer reviewed with the Special Committee the general fiduciary duties under Delaware law applicable to actions by members of the board of directors or committees thereof, as well as the standard of review applicable to the proposed going private transaction initiated by the company’s controlling stockholder. Mr. Rosenthal informed the Special Committee of his conversation the prior day with Mr. Rosenzweig during which Mr. Rosenzweig confirmed that he had spoken with Mr. Hefner and that Mr. Hefner was still, for reasons including those set forth in his July 8, 2010 letter to the board, not interested in any sale or merger of the company, sale of his interest in the company to a third party or working with any party other than Rizvi Traverse to undertake a purchase of the company. Members of the company’s senior management, including Messrs. Flanders, Pachler and Shapiro joined part of the meeting. Management gave its recommendation of the transactions, addressed certain financial matters and confirmed its comfort with the representations, warranties and operating covenants in the merger agreement. Representatives of Skadden Arps joined part of the meeting and described the negotiation of the terms of the equity and debt commitment letters. Representatives of Raine provided an updated financial analysis and then rendered an oral opinion, which opinion was subsequently confirmed in writing, to the effect that as of the date of the opinion, and based upon and subject to various assumptions made, matters considered and limitations described in its opinion, the consideration to be received by the holders of Playboy shares (other than members of the Purchaser Group) pursuant to the merger agreement was fair to such holders from a financial point of view.

Kaye Scholer reviewed the resolution of the last remaining principal open issues in the merger agreement as well as the equity commitment letters, the debt commitment letter and the guarantee. Kaye Scholer then reviewed the terms of the merger agreement, the equity commitment letters, the debt commitment letter and the guarantee as well as the other material terms of the transaction.

After considering the terms of the merger agreement and other related transaction documents and the various presentations of Raine, the legal advisors and the company’s management, the Special Committee, determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, was advisable and fair to and in the best interests of the company’s stockholders (other than the members of the Purchaser Group) and, subject to the formal approval of Playboy’s board of directors, as required by Delaware law, the Special Committee approved the merger agreement and the transactions contemplated by the merger agreement. In addition, the Special Committee recommended that the board (1) approve and declare advisable to the company and its stockholders (other than the members of the Purchaser Group) the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement, (2) direct the company to enter into and deliver the merger agreement, the support agreement and the guarantee and (3) recommend that the company’s stockholders (other than the members of the Purchaser Group) accept the offer, tender their shares to Sub pursuant to the offer and, to the extent required by applicable law, that the company’s stockholders (other than the members of the Purchaser Group) vote to adopt the merger agreement and approve the merger.

Following the Special Committee meeting, in the evening of January 9, 2011, Playboy’s board of directors held a meeting at which all of the members of the board, representatives of Skadden Arps, Kaye Scholer and Raine were present. The Special Committee provided the board with an update on the actions taken by the Special Committee and its advisors and the course of negotiations with Mr. Hefner and Rizvi Traverse since the December 18, 2010 meeting. Representatives of Raine made a presentation to the board summarizing its financial analysis of the $6.15 per share consideration and responded to questions from the board. Raine also delivered its oral opinion that the $6.15 per share consideration was fair from a financial point of view to the holders of Playboy shares (other than the members of the Purchaser Group). Kaye Scholer reviewed with the directors the negotiated terms of the merger agreement and related transaction documents, including the support agreement, guarantee, debt commitment letter and equity commitment letters, as well as the agreements between

Mr. Hefner and Rizvi Traverse and Mr. Flanders’s rollover agreement and employment agreement with the Sub to take effect after the consummation of the merger. Mr. Rosenthal then informed the board that at the Special Committee meeting held earlier in the day, the Special Committee, determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, were advisable and fair to and in the best interests of the company’s stockholders (other than the members of the Purchaser Group) and, subject to the formal approval of Playboy’s board of directors, as required by Delaware law, the Special Committee approved the merger agreement and the transactions contemplated by the merger agreement. In addition, the Special Committee recommended that the board (1) approve and declare advisable to the company and its stockholders (other than the members of the Purchaser Group) the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement, (2) direct the company to enter into and deliver the merger agreement, the support agreement and the guarantee and (3) recommend that the company’s stockholders (other than the members of the Purchaser Group) accept the offer, tender their shares to Sub pursuant to the offer and, to the extent required by applicable law, that the company’s stockholders (other than the members of the Purchaser Group) vote to adopt the merger agreement and approve the merger. Mr. Rosenthal also reviewed with the directors certain of the factors the Special Committee took into account in approving the merger agreement and the transactions contemplated thereby. Kaye Scholer and Skadden Arps also made a presentation regarding the directors’ fiduciary duties in considering the authorization of the merger agreement and determining to recommend to the company’s stockholders that they tender their shares in the offer and, to the extent required by applicable law, that the company’s stockholders (other than the members of the Purchaser Group) vote to adopt the merger agreement and approve the merger. Messrs. Rosenzweig and Flanders then left the meeting and the independent directors then reviewed the proposed transaction with the Special Committee and its advisors. Following these discussions, Messrs. Rosenzweig and Flanders rejoined the meeting, and the board voted unanimously to approve the merger agreement and all agreements related thereto. Playboy’s board of directors also resolved, among other things, (i) to approve and declare advisable to the company and its stockholders (other than the members of the Purchaser Group) the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement and to recommend to the company’s stockholders that they tender their shares into the offer and, to the extent required by applicable law, that the company’s stockholders (other than the members of the Purchaser Group) vote to adopt the merger agreement and approve the merger, (ii) to issue the Top-Up Option Shares to Sub, if applicable, following Sub’s acceptance of Playboy shares tendered in the offer and (iii) to approve for purposes of Section 203 of the DGCL the merger agreement and the other transaction documents, including the agreements between or among Mr. Flanders or Mr. Hefner, on the one hand, and Purchaser, Sub or their affiliates, on the other hand, and the transactions contemplated by each of the foregoing including, without limitation, the offer and the merger, and that such agreements and the transactions contemplated thereby, including, without limitation, the acquisition of the shares by Purchaser and Sub pursuant to the merger agreement and the other transaction documents, shall not cause any person or entity to be subject to the restrictions on “business combinations” set forth in Section 203.

Late in the evening on January 9, 2011, the company, Purchaser, Sub, the lender under the debt commitment letter, the investors under the equity commitment letters and the Guarantors under the guarantee executed and delivered the merger agreement and ancillary documents, as applicable. On January 10, 2011, before the opening of the New York Stock Exchange, the company issued a press release announcing the execution and delivery of the merger agreement.

2.	Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger.

The purpose of the offer is for Sub to acquire control of, and the entire equity interest in, Playboy and, accordingly, to bear all of the risks and rewards of the equity ownership of Playboy. The offer, as the first step in the acquisition of Playboy, is intended to facilitate the acquisition of all outstanding Public Shares. If the offer is consummated, in accordance with the terms of the merger agreement, Sub will, as promptly as practicable upon consummation of the offer, merge with and into Playboy pursuant to the short-form merger statute of the DGCL. If the offer is not consummated, but the minimum tender condition is satisfied and all of the other offer conditions are satisfied or waived, except for the threshold condition, at the expiration date, Sub will merge with and into Playboy pursuant to the long-form merger in accordance with the DGCL. Under either of the foregoing merger scenarios, each share of Playboy common stock issued and outstanding immediately prior to the effective time of the merger (other than shares of common stock owned by Playboy as treasury stock, any Playboy shares owned by any member of the Purchaser Group (including the excluded shares and rollover shares) and any dissenting shares) will be automatically cancelled and converted into the right to receive $6.15 per share (the same as the offer price), without interest thereon, less any applicable withholding taxes. All outstanding stock options and stock awards covering Playboy shares will be cancelled, and those stock options with an exercise price less than the offer price and all the stock awards will be converted into the right to receive cash consideration as described in “Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement—Treatment of Options and—Treatment of Restricted Stock Units.” Upon the completion of the merger, Playboy would be a wholly owned subsidiary of Purchaser.

If you sell your shares in the offer, you will cease to have any equity interest in Playboy or any right to participate in its earnings and future growth. If you do not tender your shares, but the merger is consummated, you also will no longer have an equity interest in Playboy or any right to participate in its earnings and future growth. Similarly, after selling your shares in the offer or the subsequent merger, you will not bear the risk of any decrease in the value of Playboy.

Purpose and Reasons for the Offer for Purchaser, Sub and Icon Acquisition Holdings LLC. Purchaser, Sub and Icon Acquisition Holdings LLC are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Securities Exchange Act of 1934 (the “Exchange Act”).

Purchaser, Sub and Icon Acquisition Holdings LLC believe that Playboy will benefit from operating as a privately held entity. As a privately held entity, Playboy will have the flexibility to focus on long-term improvements to its businesses, without the constraints and distractions caused by the public equity market’s valuation of Playboy and the focus on the quarter-to-quarter performance often emphasized by the public markets. Management will benefit from eliminating certain costs and duties required in managing a publicly traded company, enabling them to devote more of their time, energy and financial resources to focus on Playboy’s long-term strategy of becoming a brand management company. As a private company and wholly owned subsidiary of Purchaser, Playboy will have greater access to Purchaser’s and its affiliates’ financial and other resources which will provide greater access to the private equity and debt markets. Such access enables the repurchase of all of Playboy’s outstanding 3.00% convertible senior subordinated notes due 2025 at par. In the absence of a change in control transaction, the holders of these notes would have a right to require Playboy to purchase them at par in March 2012, which would in turn require a source of capital that may not be available on acceptable terms or at all. Although Purchaser, Sub and Icon Acquisition Holdings LLC believe that there will be significant opportunities associated with their investment in Playboy, they realize that there are also substantial risks (including the risks and uncertainties relating to Playboy’s prospects).

The determination to proceed with the acquisition of the outstanding Public Shares at this time would also afford the holders of the Public Shares (i) the ability to dispose of their shares at a premium over market prices both prior to the time that the intention to commence a going-private transaction was first announced and prior to the time the merger agreement was announced and (ii) liquidity with respect to their shares.

Having come to a determination to pursue the acquisition of all outstanding Public Shares, Purchaser considered transaction structure alternatives, including a one-step merger. After considering the advantages and disadvantages of those alternatives, and discussing the same with representatives of the Special Committee, Purchaser determined to make a cash tender offer followed by a second-step merger. Purchaser believes that a direct offer to stockholders allows the decision regarding the proposed transaction to be made by the stockholders who actually own the Public Shares at the time of tendering, and, accordingly, have a true economic interest in the decision. In a one-step merger process, a vote of stockholders is required and voting rights are limited to those holders of Playboy’s Class A common stock who held shares on a record date several weeks prior to the date of the vote and who therefore may or may not be stockholders as of the date of the vote. In addition, Purchaser and Sub considered that stockholders who do not tender their shares in the offer and who otherwise comply with applicable requirements may exercise dissenters rights in connection with the merger pursuant to the DGCL. Purchaser also considered that a tender offer can often be completed more quickly than a one-step merger, and accordingly, stockholders can often expect quicker payment of the offer price or merger consideration, and execution risks for both Purchaser and Playboy can be reduced.

Purchaser further considered the availability of the short-form merger following completion of the offer. Purchaser determined that, if Mr. Hefner’s trusts contributed all of their Playboy shares to Purchaser, Plainfield executed a tender and support agreement to tender and not withdraw their Playboy shares in the offer, and Playboy provided a top-up option, then acquisition of 90% of the outstanding shares of Playboy’s Class A common stock would be assured, and the short-form merger could proceed. In the event that for some reason Purchaser and Sub could not obtain 90% of the outstanding shares of Playboy’s Class A common stock, Purchaser negotiated for the ability to proceed with a long-form merger to be approved by the consent of Mr. Hefner’s trusts. This structure would facilitate the availability of debt financing and would be expected to provide the soonest date for closing the long-form merger.

Purpose and Reasons for the Offer for Rizvi Filing Persons. RT-ICON Holdings LLC, RTM-ICON LLC and Rizvi Traverse are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. RT-ICON Holdings LLC is a limited partner of Purchaser and member of Icon Acquisition Holdings LLC, RTM-ICON LLC is the manager of RT-ICON Holdings LLC and a wholly owned subsidiary of Rizvi Traverse. We refer to RT-ICON Holdings LLC, RTM-ICON LLC and Rizvi Traverse, collectively, as the “Rizvi Filing Persons.”

In addition to the purpose and reasons given by Purchaser, Sub and Icon Acquisition Holdings LLC, all of which are given by the Rizvi Filing Persons, the Rizvi Filing Persons believe that Playboy’s future business prospects can be improved through their active participation in the strategic direction and operations of Playboy.

Purpose and Reasons for the Offer for Mr. Hugh M. Hefner and GTD Acquisitions LLC. Mr. Hefner, who owns GTD Acquisitions LLC and controls the two trusts contributing the excluded shares to Purchaser, is making the statements in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

In addition to the purpose and reasons given by Purchaser, Sub and Icon Acquisition Holdings LLC, all of which are given by Mr. Hefner, Mr. Hefner believes that operating Playboy as a privately held entity in partnership with the Rizvi Filing Persons will help preserve the company’s legacy and reinvigorate the Playboy brand. Mr. Hefner will contribute all of the Playboy shares he beneficially owns to Purchaser so that he can continue bearing the risks and rewards of equity ownership in the company after the Playboy shares cease to be publicly traded.

Purpose and Reasons for the Offer for Mr. Scott N. Flanders. Mr. Flanders is making the statements in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

In addition to the purpose and reasons given by Purchaser, Sub and Icon Acquisition Holdings LLC, all of which are given by Mr. Flanders, Mr. Flanders believes that operating Playboy as a privately held entity in partnership with the Rizvi Filing Persons will help preserve the company’s legacy and reinvigorate the Playboy brand. Mr. Flanders will contribute the rollover shares to Purchaser so that he can continue bearing the risks and rewards of equity ownership in the company after the Playboy shares cease to be publicly traded.

Plans for Playboy. It is expected that, initially following the merger, the business and operations of Playboy will, except as set forth in this offer to purchase, be continued substantially as they are currently being conducted.

Purchaser will continue to evaluate the business and operations of Playboy during the pendency of the offer and after the offer and the merger, and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Purchaser intends to conduct a comprehensive review of Playboy’s business, operations, capitalization and management with a view toward transforming Playboy into a brand management company and reducing expenses while optimizing development of Playboy’s potential.

Sub has entered into an employment agreement with Mr. Flanders, Playboy’s current chief executive officer, pursuant to which Mr. Flanders will remain as chief executive officer of Playboy following the merger. Sub has also entered into an employment agreement with Mr. Hefner, Playboy’s founder and current editor-in-chief and chief creative officer, pursuant to which Mr. Hefner will remain as founder and editor-in-chief of Playboy following the merger. Additionally, it is possible that certain other members of Playboy’s current management team will enter into new employment arrangements that will be effective after the merger. Such arrangements may include rollover agreements and/or other rights to purchase or participate in the equity of Purchaser or its affiliates. These matters are subject to negotiation and discussion and the consideration of terms or conditions has not passed the preliminary stages. There can be no assurance that any parties will reach an agreement.

At the effective time of the merger, the certificate of incorporation of Playboy will be amended to read as set forth in an exhibit to the merger agreement (which exhibit conforms to the certificate of incorporation of Sub) and the bylaws of Sub, as in effect immediately prior to the effective time, will be the bylaws of the surviving corporation until thereafter amended, as provided by law and such bylaws. The directors of Sub will become the directors of Playboy until their respective successors are duly elected or appointed.

The Purchaser Group expressly reserves the right to make any changes to the business of Playboy that it deems necessary, appropriate or convenient in light of its review or in light of future developments. Such changes could include, among other things, changes in Playboy’s business, corporate structure, certificate of incorporation, bylaws, capitalization, or management or dividend policy. Purchaser intends to retain the Public Shares acquired pursuant to the offer and the merger.

Except as set forth in this offer to purchase, including as contemplated in this “—Section 2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger—Plans for Playboy,” Purchaser and Sub have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Playboy or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Playboy or any of its subsidiaries, (iii) any material change in Playboy’s capitalization or dividend policy, (iv) any other material change in Playboy’s corporate structure or business or (v) composition of its management or board of directors.

3.	The Recommendation by the Special Committee and the Playboy Board of Directors.

After careful consideration, Playboy’s board of directors, acting upon the unanimous recommendation of the Special Committee, among other things, has unanimously (i) determined that the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, are advisable and fair to and in the best interests of the holders of the Public Shares; (ii) approved the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the offer and the merger; and (iii) recommended that the holders of the Public Shares accept the offer, tender their shares pursuant to the offer and (if required by applicable law) adopt the merger agreement and approve the merger.

Playboy has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC indicating the unanimous approval of the offer and the merger by the Special Committee and Playboy’s board of directors and recommending that Playboy’s stockholders tender their shares in the offer.

4.	Position of Purchaser Group Regarding Fairness of the Offer and the Merger.

The rules of the SEC require Purchaser, Sub, Icon Acquisition Holdings LLC, the Rizvi Filing Persons, GTD Acquisition LLC, Mr. Hugh M. Hefner and Mr. Scott N. Flanders to express their belief as to the fairness of the offer and the merger to Playboy’s unaffiliated stockholders (by which we mean, for purposes of this determination, the holders of the Public Shares).

Purchaser, Sub, Icon Acquisition Holdings LLC, the Rizvi Filing Persons, Mr. Hefner, who owns GTD Acquisitions LLC and controls the two trusts contributing the excluded shares to Purchaser, and Mr. Flanders are making the statements in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Purchaser, Sub, Icon Acquisition Holdings LLC, the Rizvi Filing Persons, Mr. Hefner and Mr. Flanders believe that the offer price to be received by the unaffiliated stockholders pursuant to the offer and the merger is fair to such stockholders. This belief is based on, among other things, the following material factors, each of which, in their judgment, supports their views.

•

The offer price represents a 51.5% premium over the closing price of Playboy’s Class A common stock and a 56.1% premium over the closing price of a share of Playboy’s Class B common stock on July 9, 2010, which was the last trading day prior to Playboy’s public announcement that its board of directors received a proposal from Mr. Hefner to acquire all of the Playboy shares not currently owned by Mr. Hefner, and an 18.0% premium over the closing price of Playboy’s Class A common stock and an 18.3% premium over the closing price of a share of Playboy’s Class B common stock on January 7, 2011, which was the last trading day prior to the public announcement of the terms of the offer and the merger.

•	Playboy’s Class B common stock price had not traded above the $6.15 offer price since May 2008.

•	The offer will provide holders with liquidity at a substantial premium, without the brokerage and other costs typically associated with market sales.

•	The offer price will be paid in cash, allowing the unaffiliated stockholders to immediately realize a certain and fair value in the offer or the merger.

•	The offer and the merger are not subject to any financing conditions.

•

The recommendations to the unaffiliated stockholders by, and the findings of, Playboy’s board of directors and the Special Committee with respect to the fairness of the offer and the merger, as described in Playboy’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC.

In addition, Purchaser, Sub, Icon Acquisition Holdings LLC, the Rizvi Filing Persons, Mr. Hefner and Mr. Flanders believe the offer is procedurally fair to the unaffiliated stockholders, based on the following factors:

•

Neither the offer nor the merger will proceed unless the minimum tender condition, which may not be waived, is satisfied, meaning that the unaffiliated stockholders holding more than 50% of Playboy shares not held by the Purchaser Group have elected to tender their shares in the offer.

•

The Playboy board of directors has, based on the unanimous recommendation of the Special Committee (which is comprised solely of independent directors), unanimously (i) determined that the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, are advisable and fair to and in the best interests of the unaffiliated stockholders; (ii) approved the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the offer and the merger; and (iii) recommended that the unaffiliated stockholders accept the offer, tender their shares pursuant to the offer and (if required by applicable law) adopt the merger agreement and approve the merger.

•

The Special Committee was granted the exclusive power and authority to review, consider, evaluate, negotiate and reject or approve, and recommend or not recommend any offer to acquire Playboy shares or any proposal for a merger or other business combination made by Purchaser.

•

Purchaser did not participate in and did not have any influence on the deliberative process of, or the conclusions reached by, the Special Committee or the negotiating positions of the Special Committee.

•	The Special Committee retained its own independent legal and financial advisors to assist the Special Committee in connection with its evaluation of Purchaser’s proposal.

•

The offer price of $6.15 per share and the other terms and conditions of the merger agreement resulted from extensive negotiations between the Special Committee and its advisors and Purchaser and its advisors.

•

The Special Committee received an opinion from Raine, its independent financial advisor, dated as of January 9, 2011, as to the fairness, from a financial point of view, of the offer price of $6.15 per Playboy share to be received in the offer and the merger by the holders of Playboy shares, other than members of the Purchaser Group. See “Item 4. The Solicitation or Recommendation—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors” in, and Annex A to, Playboy’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC.

•	The tender offer structure allows each unaffiliated stockholder the ability to decide voluntarily whether or not to tender such shares in the offer.

•	The unaffiliated stockholders will have sufficient time to make a decision whether or not to tender in the offer.

•	The offer will remain open for a minimum of 20 business days.

•

If Purchaser amends the offer to include any material additional information, Purchaser will, if necessary to allow adequate dissemination and investor response, extend the offer for a sufficient period to allow stockholders to consider the additional information.

•

If the offer is completed, the merger will be consummated in which all remaining stockholders (other than the holders of the excluded shares, the rollover shares or any dissenting shares) will receive the same price per share as was paid in the offer.

•

Stockholders who do not tender their shares in the offer or who tender shares but their shares are not accepted for purchase, and who follow the applicable procedures required under the DGCL, will be entitled to an appraisal of the fair value of their shares in connection with the merger.

•	Following the successful completion of the merger, the unaffiliated stockholders will not face the risk of any decline in the value of Playboy.

Purchaser, Sub, Icon Acquisition Holdings LLC, the Rizvi Filing Persons, Mr. Hefner and Mr. Flanders also considered the following factors, each of which they considered negative in their considerations concerning the fairness of the terms of the offer and the merger:

•

Stockholders who tender all of their shares in the offer or have their shares converted into cash in the merger would cease to participate in the future earnings or growth, if any, of Playboy, or benefit from increases, if any, in the value of Playboy.

•

As to the offer price, the financial interests of the Purchaser Group are different than the financial interests of the unaffiliated stockholders. In addition, certain officers and directors of Playboy have very different interests in connection with the offer and the merger than the unaffiliated stockholders.

•

The sale of the Playboy shares in the offer or the merger will be taxable for United States federal income tax purposes to tendering stockholders that are U.S. Holders (as defined in “The Offer—Section 5. Certain United States Federal Income Tax Consequences”).

Purchaser, Sub, Icon Acquisition Holdings LLC, the Rizvi Filing Persons, Mr. Hefner and Mr. Flanders did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to fairness.

The consideration by Purchaser, Sub, Icon Acquisition Holdings LLC, the Rizvi Filing Persons, Mr. Hefner and Mr. Flanders of the factors described above reflects their assessment of the fairness of the offer price to the holders of the Public Shares in relation to the going-concern value of Playboy on a stand-alone basis. In reaching the conclusion as to fairness, neither the liquidation value nor net book value of Playboy were considered. The liquidation value was not considered because Playboy is a viable going concern and Purchaser has no current plans to liquidate Playboy. Therefore, the liquidation value of Playboy is believed to be irrelevant to a determination as to whether the offer is fair to the unaffiliated stockholders. The net book value, which is an accounting concept, was not considered as a factor because Purchaser, Sub, Icon Acquisition Holdings LLC, the Rizvi Filing Persons, Mr. Hefner and Mr. Flanders believe that net book value is not a material indicator of the value of Playboy as a going concern but rather is indicative only of historical costs. In reaching the conclusion as to fairness, previous purchases of Playboy shares by any member of the Purchaser Group were also not separately considered because Mr. Flanders was the only member of the Purchaser Group who purchased any Playboy shares in the past two years and Mr. Flanders purchased such Playboy shares through Playboy’s employee stock purchase plan as further described in “—Section 8. Transactions and Arrangements Concerning Playboy Shares.”

The foregoing discussion of the information and factors considered and given weight by Purchaser, Sub, Icon Acquisition Holdings LLC, the Rizvi Filing Persons, Mr. Hefner and Mr. Flanders is not intended to be exhaustive, but is believed to include the material factors that were considered.

5.	Effects of the Offer.

If the offer is consummated, Purchaser and Playboy will cause the short-form merger of Sub with and into Playboy to become effective as soon as practicable after the offer is consummated, but in no event later than two business days after the Acceptance Time (as defined below in “—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement”). If, at the expiration of the offer, all offer conditions are satisfied except for the threshold condition, then the offer will be abandoned and the merger will be consummated through the long-form merger, with Mr. Hefner’s trusts executing a written consent, as the majority holders of the outstanding shares of Playboy’s Class A common stock, to adopt the merger agreement and approve the merger without a meeting of Playboy’s stockholders.

In the event the merger is consummated, all Playboy shares issued and outstanding (other than Playboy shares owned by Playboy as treasury stock, any Playboy shares owned by any member of the Purchaser Group (including the excluded shares and rollover shares) and any dissenting shares) will be automatically cancelled and converted into the right to receive $6.15 per share (the same as the offer price), without interest thereon, less any applicable withholding taxes. In connection with the short-form merger, non-tendering stockholders and stockholders who tendered shares but their shares were not accepted for purchase will have appraisal rights, whereby such stockholders may receive the “fair value” of their shares as determined by the Delaware Chancery Court, by following the procedures required by the DGCL. In connection with the long-form merger, all Playboy stockholders (other than those that are members of the Purchaser Group) who have neither voted in favor of the merger nor consented thereto in writing, and who otherwise comply with the statutory procedures set forth in Section 262 of the DGCL will have such appraisal rights. See “Special Factors—Section 9. Appraisal Rights; Rule 13e-3.”

If the offer and the merger are not consummated for any reason (including a failure to satisfy the minimum tender condition), Purchaser will review its options. These include doing nothing, making a new tender offer or seeking to negotiate a merger or other business combination with Playboy. No assurance can be given as to the price per share that may be paid in any such future acquisition of Playboy shares, and such price may be different than or the same as the offer price.

If the merger is consummated, the holders of the Public Shares will have no interest in Playboy’s net book value or net earnings. According to Playboy’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2009, Playboy’s net book value as of December 31, 2009 was approximately ($22 million) and for the year then ended it had a net loss of approximately $51 million. Assuming the Purchaser Group owned approximately 35% of the outstanding Playboy shares, taken as a single class, throughout 2009, its interest in Playboy’s net book value and net loss would have been approximately ($7.7 million) and $17.85 million, respectively. Following the consummation of the merger, Sub’s interest in Playboy’s net book value and net earnings will increase to 100%, and Sub will be entitled to all benefits resulting from that interest, including all income generated by Playboy’s operations and any future increase in Playboy’s value. Similarly, Sub will also bear the risk of losses generated by Playboy’s operations and any decrease in the value of Playboy after the merger. Accordingly, former Playboy stockholders will not have the opportunity to participate in the earnings and growth of Playboy after the merger and will not have any right to vote on corporate matters. Similarly, former Playboy stockholders will not face the risk of losses generated by Playboy’s operations or be affected by any decline in the value of Playboy after the merger.

Playboy’s Class A common stock and Class B common stock are currently registered under the Exchange Act and listed on the New York Stock Exchange (“NYSE”) under the symbol “PLA A” and “PLA,” respectively. If the merger is completed, there will be no public market for the Playboy shares. After the merger, the Playboy shares will cease to be listed on the NYSE, and prices with respect to sales of Playboy shares in the public market will no longer be available. In addition, after the merger, registration of the Playboy shares under the Exchange Act will be terminated. See “The Offer—Section 10. Certain Effects of the Offer on the Market for Playboy Shares; NYSE Listing; Exchange Act Registration; Margin Regulations.”

6.	Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee.

Merger Agreement

The following summary of the merger agreement is qualified by reference to the merger agreement itself, which is incorporated herein by reference. We have filed a copy of the merger agreement as Exhibit (d)(1) to the Schedule TO. The merger agreement may be examined and copies may be obtained at the places and in the manner set forth in “The Offer—Section 8. Certain Information Concerning Purchaser and Sub.” Stockholders and other interested parties should read the merger agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the merger agreement.

The Offer. Sub’s obligation to accept for payment and pay for Playboy shares validly tendered in the offer is subject to the satisfaction of the minimum tender condition and the satisfaction or waiver of the other offer conditions that are described in “The Offer—Section 12. Certain Conditions of the Offer.” Subject to the satisfaction of the minimum tender condition and the satisfaction or waiver of the other offer conditions that are described in “The Offer—Section 12. Certain Conditions of the Offer,” the merger agreement provides that Sub will, and Purchaser will cause Sub to, accept for payment and pay for all Playboy shares validly tendered and not properly withdrawn in the offer as promptly as possible on or after the expiration date of the offer, which is referred to herein as the “Expiration Date.” Acceptance for payment of such shares pursuant to and subject to the conditions of the offer is referred to herein as the “Acceptance Time,” and the date on which the Acceptance Time occurs is referred to herein as the “Acceptance Date.”

Purchaser and Sub expressly reserved the right to increase the offer price, to make other changes in the terms and conditions of the offer and to waive conditions to the offer, except that the minimum tender condition may not be waived, and without Playboy’s prior written consent, acting through the Special Committee, no change in the offer may be made which:

•	decreases the offer price;

•	changes the form of consideration to be paid in the offer;

•	reduces the maximum number of the Public Shares to be purchased in the offer;

•	imposes new conditions to the offer or otherwise modifies the offer conditions;

•	reduces the period of time during which the offer is to remain open;

•	extends the offer in a manner not required or permitted by the merger agreement; or

•	amends any other term of the offer in a manner adverse to the holders of the Public Shares or which would delay consummation of the offer.

In addition, the merger agreement contains provisions to govern the circumstances in which Sub is required or permitted to extend the Expiration Date. Specifically, the merger agreement provides that:

•	Sub may extend the offer for any period required by any rule or regulation of the SEC.

•

If, at any then-scheduled Expiration Date, any offer condition is not then satisfied or waived (subject to the limitation that no party may waive the minimum tender condition, and subject to the requirement that Sub proceed with the long-form merger if all offer conditions are satisfied or waived except for the threshold condition), Sub must extend the offer from time to time for period of not more than 10 business days until the date on which all offer conditions are satisfied or waived.

•

If all offer conditions have been satisfied or waived (subject to the limitation that no party may waive the minimum tender condition) and the marketing period (as described in “—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement—Marketing Period”) has not ended on the last business day prior to the then-scheduled Expiration Date, Sub must extend the offer until the earliest to occur of (i) the first business day after the lender in the Debt Financing has waived the condition relating to the marketing period in the debt commitment letter (the “debt commitment letter”), as described more fully in “The Offer—Section 9. Source and Amount of Funds—Debt Financing” and (ii) the first business day after the final day of the marketing period.

•

To the extent required by the lender in the Debt Financing, if five business days has not lapsed since Playboy has publicly announced its results of operations for the fiscal quarter and year ending December 31, 2010, Sub must extend the offer until the fifth business day after the day Playboy makes such public announcement.

However, unless required by the rules or regulations of the SEC, Sub may not extend the Expiration Date to a date later than May 9, 2011 without Playboy’s written consent.

Top-Up Option. Pursuant to the merger agreement, Playboy granted to Sub an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the offer price, up to that number of newly issued, fully paid and nonassessable shares of Playboy’s Class A common stock (the “Top-Up Option Shares”) equal to the lowest number of such shares that, when added to the number of shares of Playboy’s Class A common stock directly or indirectly owned by Purchaser and Sub at the time of exercise of the Top-Up Option, will constitute one share more than 90% of Playboy’s Class A common stock outstanding immediately after the issuance of the Top-Up Option Shares. Sub may exercise the Top-Up Option (and Sub will be deemed to have exercised the Top-Up Option on the Acceptance Date and the threshold condition will be deemed satisfied as of the Expiration Date) only once and only if:

•	the minimum tender condition has been satisfied and all of the other offer conditions have satisfied or waived, except for the threshold condition;

•

at the time of exercise of the Top-Up Option, the Top-Up Option Shares issuable upon exercise are necessary for Purchaser to own at least one share more than 90% of the shares of Playboy’s Class A common stock issued and outstanding after acceptance for payment of shares of Playboy’s Class A common stock validly tendered in the offer; and

•

the number of Top-Up Option Shares needed to satisfy the 90% threshold does not exceed that number of shares of Playboy’s Class A common stock authorized and unissued (treating any such shares owned by Playboy as treasury stock as unissued) and not reserved for issuance at the time of exercise of the Top-Up Option.

The exercise price for the Top-Up Option may be paid by Purchaser or Sub by delivery of a promissory note, bearing simple interest at 5% per annum, with principal and interest due in one year, and prepayable in whole or in part without premium or penalty; provided, that an amount equal to the aggregate par value of the Top-Up Option Shares must be paid in cash. The obligation of Playboy to issue and deliver the Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the condition that no applicable law will be in effect that has the effect of enjoining or otherwise prohibiting the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Option Shares.

In any appraisal proceeding with respect to the dissenting shares and to the fullest extent permitted by applicable law, the fair value of the dissenting shares will be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option, the Top-Up Option Shares or the promissory note delivered by Purchaser or Sub to Playboy to pay for the Top-Up Option Shares. The parties to the merger agreement have agreed that in any appraisal proceeding with respect to the Playboy shares, none of them will assert or cause another party to assert that the number of Playboy shares issued and outstanding at the effective time of the merger for purposes of such proceeding will include the Top-Up Option Shares.

Marketing Period. The “marketing period” is defined in the merger agreement to mean a period of 21 consecutive business days commencing five business days following receipt in all material respects by the lender providing the Debt Financing of certain financial and other information regarding Playboy for the preparation of the confidential information memorandum to be used by the lender in connection with the Debt Financing.

Playboy’s Board of Directors. Under the merger agreement, subject to Section 14(f) and Rule 14f-1 under the Exchange Act and NYSE rules, effective upon the purchase and payment for Playboy shares validly tendered in the offer which represent at least such number of shares that will satisfy the minimum tender condition, Purchaser is entitled to designate a number of directors, rounded up to the next whole number, to Playboy’s board of directors that is equal to the total number of directors on Playboy’s board of directors multiplied by the percentage that the aggregate number of shares of Playboy’s Class A common stock beneficially owned by the Purchaser Group bears to the total number of shares of such class then outstanding. In this situation, at Purchaser’s request, Playboy will use its reasonable best efforts to take all actions necessary to either promptly increase the size of the board or promptly effect the resignations of such number of its incumbent directors, or both, as is necessary to enable Purchaser’s designees to be designated to Playboy’s board of directors. In addition, following the date on which a majority of Playboy’s board of directors are Purchaser’s designees, upon Purchaser’s request, subject to applicable law and NYSE listing standards, Playboy has agreed use its reasonable best efforts to cause Purchaser’s designees to constitute a majority of each committee of Playboy’s board of directors other than the Special Committee. The Special Committee may continue in effect through the earlier of the closing of the merger or the termination of the merger agreement.

After Purchaser’s designees constitute a majority of Playboy’s board of directors, Playboy has agreed to use its reasonable best efforts to cause at least three directors who are currently members of Playboy’s board of directors and who qualify as independent directors for purposes of the continued listing requirements of the NYSE and the SEC rules and regulations to remain as directors until the effective time of the merger. We refer to these remaining directors, or their successors who may be appointed in accordance with the merger agreement, as the “Independent Incumbent Directors.”

Prior to the effective time of the merger, the approval of the Special Committee, or if the Special Committee no longer exists, the approval of a majority of the Independent Incumbent Directors is required for Playboy to:

•	terminate the merger agreement;

•	extend the time for the performance of any of the obligations or other acts of Purchaser or Sub;

•	waive any of Playboy’s rights or remedies under the merger agreement;

•	amend the merger agreement; or

•

exercise any right or remedy under the merger agreement or take any other action adversely affecting rights or remedies of Playboy or its stockholders (other than the Purchaser Group), including to receive the offer price (except as expressly permitted by the merger agreement).

Except as expressly set forth above with respect to the Special Committee, the foregoing provisions are in addition to and will not limit any rights that Purchaser or any of its affiliates may have as a record holder or beneficial owner of Playboy shares as a matter of applicable law with respect to the election of directors or otherwise.

The Merger. The merger agreement provides that, if, at the Expiration Date, all offer conditions are satisfied and the offer is consummated, and subject to the terms and conditions of the merger agreement, and in accordance with the DGCL, Sub will merge with and into Playboy and the merger will be completed without a meeting of Playboy’s stockholders pursuant to the short-form merger.

The merger agreement also provides that if, at the Expiration Date, all offer conditions are satisfied except for the threshold condition, then the offer will be abandoned, and subject to the terms and conditions of the merger agreement, and in accordance with the DGCL, the merger will be consummated through the long-form merger, with Mr. Hefner’s trusts executing a written consent, as the majority holders of the outstanding shares of Playboy’s Class A common stock, to adopt the merger agreement and approve the merger without a meeting of Playboy’s stockholders. The written consent must be executed no later than two business days after the Expiration Date.

In each case, upon consummation of either the short-form merger or the long-form merger, subject to the terms and conditions of the merger agreement, and in accordance with the DGCL, at the effective time of the merger:

•	Sub will be merged with and into Playboy, and the separate existence of Sub will cease;

•	Playboy will continue as the surviving corporation after the merger (the “Surviving Corporation”);

•

The Surviving Corporation will possess all rights, privileges, immunities, powers and franchises of Playboy and Sub, and all of the claims, obligations, liabilities, debts and duties of Playboy and Sub, and will become the claims, obligations, liabilities, debts and duties of the Surviving Corporation; and

•	the Surviving Corporation will continue to be governed by the laws of the State of Delaware.

The obligations of Playboy and Purchaser to complete the short-form merger are subject to the satisfaction or waiver by Playboy and Purchaser of the following conditions:

•

no federal or state governmental entity in the United States having jurisdiction over Playboy, Purchaser or Sub has issued an order, decree, ruling or other action enjoining or otherwise prohibiting the consummation of the merger substantially on the terms contemplated by the merger agreement that continues to be in effect; and

•	if the Top-Up Option was deemed exercised by Sub in accordance with the terms of the merger agreement, the Top-Up Option Shares must have been issued to Sub.

The obligations of Playboy and Purchaser to complete the long-form merger are subject to the satisfaction or waiver by Playboy and Purchaser and Sub of the following conditions (except that neither party may waive the condition described in the second bullet point below) in addition to those described below:

•

no federal or state governmental entity in the United States having jurisdiction over Playboy, Purchaser or Sub has issued an order, decree, ruling or other action enjoining or otherwise prohibiting the consummation of the merger substantially on the terms contemplated by the merger agreement that continues to be in effect; and

•	the Expiration Date will have occurred and the minimum tender condition will have been satisfied at the Expiration Date.

The obligations of Purchaser and Sub to complete the long-form merger are subject to the satisfaction or waiver by Purchaser or Sub of the following additional conditions:

•

the representations and warranties of Playboy contained in the merger agreement must be true and accurate when made and at and as of immediately prior to the closing date of the long-form merger as if made at and as of such time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which representations and warranties need only be true and accurate as of such date or with respect to such period), (i) with respect to certain representations and warranties of Playboy relating to Playboy’s capitalization in all material respects and (ii) with respect to all other representations and warranties of Playboy (without giving effect to any limitation as to “materiality” or Company Material Adverse Effect (as defined below)), except in each case where the failure of such representations and warranties of the Company to be so true and accurate (without giving effect to any limitation as to “materiality” or Company Material Adverse Effect set forth therein), would not, individually or in the aggregate, have a Company Material Adverse Effect. Solely for the purposes of clause (i) above, if one or more inaccuracies in the representations and warranties relating to Playboy’s capitalization would cause the aggregate amount required to be paid by Purchaser or Sub to holders of stock awards covering Playboy shares, holders of options to acquire Playboy shares and holders of Public Shares to acquire or settle, as applicable, such stock awards, options and the Public Shares in the offer and merger to increase by more than $1 million, such inaccuracy or inaccuracies will be considered material for purposes of clause (i);

•

Playboy will have performed all obligations and complied with all covenants, in each case in all material respects, required by the merger agreement to be performed or complied with by it prior to the closing date of the long-form merger; and

•

at least 20 days must have elapsed from the date the information statement required to be prepared by Playboy relating to the long-form merger was sent or given to Playboy’s stockholders in accordance with Rule 14c-2 promulgated under the Exchange Act.

The obligations of Playboy to complete the long-form merger are subject to the satisfaction or waiver by Playboy of the following conditions:

•

the representations and warranties of Purchaser and Sub contained in the merger agreement must be true and accurate (without giving effect to any limitation as to “materiality” or Purchaser Material Adverse Effect (as defined below)) when made and at and as of immediately prior to the closing date of the long-form merger as if made at and as of such time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which representations and warranties need only be true and accurate as of such date or with respect to such period), except in each case where the failure of such representations and warranties of Purchaser and Sub to be so true and accurate (without giving effect to any limitation as to “materiality” or Purchaser Material Adverse Effect set forth therein), would not, individually or in the aggregate, have a Purchaser Material Adverse Effect;

•

Purchaser and Sub will have performed all obligations and complied with all covenants, in each case in all material respects, required by the merger agreement to be performed or complied with by them prior to the closing date of the long-form merger;

•	the merger agreement must have been approved and adopted by the requisite vote of Playboy’s stockholders, to the extent required by applicable law; and

•

at least 20 days must have elapsed from the date the information statement required to be prepared by Playboy relating to the long-form merger was sent or given to Playboy’s stockholders in accordance with Rule 14c-2 promulgated under the Exchange Act.

“Company Material Adverse Effect” means any effect, event fact, development, circumstance, condition or change (collectively, an “Effect”), considered together with all other Effects, which has or would reasonably be expected to have a material adverse change in or material adverse effect on the business, financial condition or continuing operations of Playboy and each of its subsidiaries, taken as a whole. The definition of “Company Material Adverse Effect” excludes any Effect:

•

that are generally applicable to the business, industries and markets in which Playboy or its subsidiaries operate, except to the extent the Effects have a materially disproportionate impact on Playboy and its subsidiaries, taken as a whole;

•

that are generally applicable to the economy or the financial, credit or securities markets (including currency markets) in the United States or elsewhere in the world, except to the extent the Effects have a materially disproportionate impact on Playboy and its subsidiaries, taken as a whole;

•	resulting from or arising out of the announcement or execution of the merger agreement, or the pendency or consummation of the transactions contemplated thereby;

•

resulting from or arising out of any litigation arising from or relating to the merger agreement or the transactions contemplated thereby, including allegations of a breach of fiduciary duty or other violation of applicable law;

•	resulting from or arising out of any natural disasters or other force majeure event, outbreak or escalation of hostilities or acts of terrorism, sabotage, military action or war;

•	resulting from or arising out of any changes or proposed changes in laws or accounting regulations or principles or interpretations thereof applicable to Playboy or its subsidiaries;

•

resulting from or arising out of any action taken at the written request or with the written consent of Purchaser or Sub or any action required or expressly permitted by the merger agreement or any action not taken by Playboy or its subsidiaries due to Purchaser’s refusal to consent to certain actions that Playboy is not permitted to take without Purchaser’s consent pursuant to the merger agreement, which consent is unreasonably withheld, conditioned, or delayed, and such action if taken would have been in the ordinary course of business;

•

resulting from or arising out of any changes in Playboy’s credit ratings or in any analyst’s recommendations with regard to Playboy (provided that the underlying cause of such change will not be excluded in certain circumstances);

•

resulting from or arising out of any decline in the stock prices or trading volume of Playboy shares or any failure by Playboy and its subsidiaries to meet analysts’ or internal earnings estimates, business plans or financial projections for any period or periods (provided that the underlying cause of such decline or failure will not be excluded in certain circumstances);

•

resulting from or arising out of any failure of a lender under Playboy’s current amended and restated credit agreement, effective as of April 1, 2005, as amended, to extend the maturity date therein beyond January 31, 2011, the decrease of the available credit under such credit agreement and/or any changes to the terms, provisions or conditions of such credit agreement (subject to certain exceptions); or

•	resulting from or arising out of the unavailability of any person who is a part of or an affiliate of the Purchaser Group.

“Purchaser Material Adverse Effect” means any material adverse change in, or material adverse effect on, the ability of Purchaser or Sub to satisfy the conditions precedent to the merger, to obtain financing for the offer or the merger or to consummate the transactions contemplated by the merger agreement.

Conversion of Capital Stock. At the effective time:

•

each Playboy share issued and outstanding immediately prior to the effective time (other than shares to be cancelled in accordance with the following bullet point, the excluded shares, the rollover shares and the dissenting shares) will be converted into the right to receive the offer price in cash, without interest thereon (the “merger consideration”), less any applicable withholding taxes;

•

shares owned by Playboy as treasury stock and shares owned by any member of the Purchaser Group (including excluded shares and rollover shares) immediately prior to the effective time will automatically be cancelled and cease to exist, and no consideration will be delivered in exchange for those shares; and

•

each share of Sub’s common stock issued and outstanding prior to the effective time will be converted into one fully paid share of common stock of the Surviving Corporation and will constitute the only outstanding shares of capital stock of the Surviving Corporation.

Each Playboy share to be converted into the right to receive the merger consideration, will automatically be cancelled and will cease to exist, and the holders of certificates or book-entry shares that immediately prior to the effective time of the merger represented such shares will cease to have any rights with respect to the shares other than the right to receive, upon the surrender of the certificates or book-entry shares, the merger consideration, without interest thereon, less any applicable withholding taxes. At or prior to the effective time of the merger, Purchaser has agreed to deposit with the paying agent for the merger the aggregate merger consideration to be paid in the merger.

Treatment of Options. Each option to purchase Playboy shares issued by Playboy and outstanding at the effective time of the merger, whether or not vested or exercisable, will at the effective time of the merger be automatically cancelled, and the holder of each such option will be entitled to receive as of the effective time of the merger or as soon as practical thereafter (but in no event later than five days after the effective time of the merger), cash, without interest, equal to the product of (i) the excess, if any, of the merger consideration over the exercise price per share of each such option, multiplied by (ii) the number of Playboy shares covered by such option, subject to applicable withholding taxes.

Treatment of Restricted Stock Units. Prior to the effective time of the merger, Playboy will take all actions as may be required to cause each restricted stock award and restricted stock unit award, if any, and other equity or equity-based award granted under Playboy equity plans or any other equity-based compensation plan and outstanding immediately before the effective time of the merger to fully vest as of immediately prior to the effective time of the merger with respect to the maximum number of shares subject thereto and such award will be cancelled and converted into the right to receive the merger consideration, without interest, in the same manner as other Playboy shares.

Short-Form Merger Without Stockholder Action. If the members of the Purchaser Group own in the aggregate at least 90% of the outstanding shares of Playboy’s Class A common stock at or after the Acceptance Time, including after giving effect to the exercise of the Top-Up Option if necessary and applicable, Playboy, Purchaser and Sub have agreed to take all necessary and appropriate actions to effect the short-form merger, subject to the satisfaction of the conditions described above under “—The Merger,” as soon as practicable after such ownership threshold is obtained in accordance with Section 253 of the DGCL but in no event later than two business days after the Acceptance Time and thereby cause Sub to promptly become the owner of all outstanding shares of Playboy’s Class A common stock.

Long-Form Merger Without Action of the Holders of the Public Shares. If, at the Expiration Date, the minimum tender condition is satisfied and all of the other offer conditions are satisfied or waived, except for the threshold condition, then the offer will be abandoned and Mr. Hefner’s trusts will execute a written consent as the majority holders of the outstanding shares of Playboy’s Class A common stock to adopt the merger agreement, and the long form merger will be effected, subject to the satisfaction of the conditions described above under “—The Merger.” The written consent must be executed no later than two business days after the Expiration Date.

Board of Directors and Officers of the Surviving Corporation. Under the merger agreement, Purchaser, Sub and Playboy have agreed to take all necessary action to ensure that the board of directors of the Surviving Corporation immediately following the effective time will consist of the members of the board of directors of Sub immediately prior to the effective time of the merger, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

From and after the effective time of the merger, the officers of Playboy at the effective time will be the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Representations and Warranties. The merger agreement contains representations and warranties made by Playboy to Purchaser and Sub and representations and warranties made by Purchaser and Sub to Playboy. The representations and warranties in the merger agreement were made solely for purposes of the merger agreement, were the product of negotiations among Playboy, Purchaser and Sub, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the merger agreement. Some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the merger agreement rather than establishing matters of fact. Moreover, inaccuracies in the representations and warranties are subject to waiver by the parties to the merger agreement without notice. Accordingly, you should not rely on the representations and warranties contained in the merger agreement as statements of actual facts.

In the merger agreement, Playboy has made various representations and warranties to Purchaser and Sub with respect to, among other things:

•	corporate matters related to Playboy and its subsidiaries, such as organization, standing, qualification, power and authority;

•	its capitalization;

•	the validity of the merger agreement, including approval by Playboy’s board of directors;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	its financial statements, SEC filings and compliance with the Sarbanes-Oxley Act;

•	the absence of undisclosed liabilities;

•	the conduct of Playboy’s business and the absence of a Company Material Adverse Effect;

•	employee benefit plans, ERISA matters and certain related matters;

•	the absence of litigation;

•	compliance with laws;

•	permits and licenses;

•	taxes;

•	contracts;

•	intellectual property;

•	environmental matters;

•	labor matters;

•	insurance;

•	real property and title to assets;

•	related party transactions;

•	accuracy of information supplied for purposes of the offer documents, the Schedule 13E-3 and the Schedule 14D-9;

•	brokers’ fees and expenses;

•	the opinion of the Special Committee’s financial advisor; and

•	the inapplicability of state takeover statutes.

Many of the representations and warranties in the merger agreement made by Playboy are qualified as to “materiality” or Company Material Adverse Effect.

In the merger agreement, Purchaser and Sub have made various representations and warranties to Playboy with respect to:

•	corporate matters, such as organization, standing, qualification, power and authority;

•	the validity of the merger agreement, including approval by Purchaser’s and Sub’s boards of directors;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	the absence of a Purchaser Material Adverse Effect;

•	the absence of litigation;

•	compliance with laws;

•	Sub’s operations;

•	accuracy of information supplied for purposes of the offer documents, the Schedule 13E-3 and the Schedule 14D-9;

•	broker’s fees and expenses;

•	available financing;

•	ownership of Playboy shares;

•	the absence of agreements with Playboy’s directors and management;

•	solvency of the Surviving Corporation; and

•	access to information regarding Playboy and its subsidiaries.

Some of the representations and warranties in the merger agreement made by Purchaser and Sub are qualified as to “materiality” or Purchaser Material Adverse Effect.

Conduct of Business Pending the Merger. Except as disclosed by Playboy to Purchaser and Sub prior to execution of the merger agreement, or as may be required by law, or permitted by the terms of the merger agreement, or unless Purchaser has otherwise agreed in writing, Playboy has agreed that, from the date of the merger agreement until the effective time of the merger or until the termination of the merger agreement, the business of Playboy and its subsidiaries will be conducted in the ordinary course of business and in compliance in all material respects with all applicable laws and the requirements of certain contracts and Playboy will use commercially reasonable efforts to preserve intact its current business organization, preserve its relationships and goodwill with its customers, supplier and others it has significant business dealings with, and generally keep the services of its current officers and other key employees available.

In particular, except as disclosed by Playboy to Purchaser and Sub prior to execution of the merger agreement or as may be required by law, or permitted by the terms of the merger agreement or consented to in writing by Purchaser (which consent may not be unreasonably withheld, conditioned, or delayed), from the date of the merger agreement until the effective time of the merger or until the termination of the merger agreement, Playboy will not, and will not permit its subsidiaries to, among other things and subject to certain exceptions:

•

issue, sell or pledge shares of capital stock of Playboy or any of its subsidiaries, or options, warrants or convertible securities, other than the issuance of shares upon the exercise of outstanding options, restricted share units, convertible notes, pursuant to the company’s benefit plans and pursuant to the Top-Up Option;

•	redeem, repurchase or otherwise acquire any shares of its capital stock, subject to certain exceptions;

•	split, combine, reclassify or subdivide any of its capital stock;

•	acquire, sell, lease, license or dispose of any assets, other than in the ordinary course of business, subject to certain exceptions;

•	declare or pay dividends, whether in cash, stock or property, other than dividends paid by wholly owned subsidiaries;

•

incur, issue or assume indebtedness or guarantee indebtedness under any contract in existence as of the date of the merger agreement, other than under the current amended and restated credit agreement so long as the total principal amount thereunder does not exceed $1 million in the aggregate;

•	make loans, advances or capital contributions to, or investments in, other persons, other than to Playboy or its wholly owned subsidiaries;

•	sell, transfer or hypothecate any accounts receivable;

•

establish, adopt, enter into or amend any benefit plan or contractual commitments to pay any bonus, make any profit-sharing or similar payment to or increase the amount of wages, salary, commissions, fringe benefits or other compensation or remuneration payable to any of its directors, officers or other employees, subject to certain exceptions;

•	enter into or become bound by, or permit any of the assets owned or used by it to become bound by any material contract or lease, subject to certain exceptions;

•

enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any contract that would require the consent of any third party thereto in connection with the transactions contemplated by the merger agreement unless the termination of such contract or failure to obtain such consent would not result in material liabilities to Playboy and its subsidiaries, taken as a whole;

•

modify, amend, terminate or waive any material rights under any material contract or lease that would result in a loss or deferral of revenue to Playboy and its subsidiaries in excess of $250,000 in the aggregate;

•	modify, amend, terminate or waive any material rights under the Support Agreement;

•	make any changes to its methods of accounting, except as may be required by generally accepted accounting principles, or “GAAP;”

•

amend or waive any of its rights under, or accelerate the vesting under, any provision of option plans or any contract evidencing any outstanding stock option or restricted stock agreement or otherwise modify any term of any outstanding option, warrant or other security or any related contract, except as required under any benefit plan or contract;

•	amend the certificate of incorporation, bylaws or other organizational documents of Playboy and its subsidiaries;

•	acquire any equity interest or other interest in any other entity;

•

effect or become a party to any merger, consolidation, plan of arrangement, share exchange, business combination, amalgamation, recapitalization, reclassification or shares, stock split, reverse stock split, issuance of bonus shares of stock, division or subdivisions of shares, consolidation of shares or similar transaction;

•

make or commit to make capital expenditures, except for capital expenditures that when added to the other capital expenditures made on behalf of Playboy or its subsidiaries after the date of the merger agreement until the effective time of the merger does not exceed $750,000 in the aggregate;

•	pledge any of its material assets or permit any of its material assets to become subject to any liens, subject to certain exceptions;

•

hire any employee or full time consultant with an annual base salary in excess of $150,000 or hire any employee or consultant with an annual base salary that when added to the annual base salary of all other employees or consultants hired after the date of the merger agreement exceeds $250,000 in the aggregate, subject to certain exceptions;

•

enter into, amend, waive or modify any contract with an employee or full time consultant that would increase such person’s annual base salary by $25,000 or more, or any amount that when added to other such increases made after the date of the merger agreement would exceed $250,000 in the aggregate;

•	if doing so would result in a material adverse effect, make, change or revoke tax elections and take actions with respect to other tax matters, other than in the ordinary course of business;

•	commence any legal proceeding, other than in the ordinary course of business and consistent with past practices, subject to certain exceptions;

•	settle or compromise certain material litigation or other material claims, other than in the ordinary course subject to certain exceptions; or

•	agree to do any of the things described in the preceding bullet points.

No Solicitation of a Competing Proposal. Except as described below, until the effective time of the merger or, if earlier, the termination of the merger agreement, Playboy will not, and will cause its subsidiaries not to, and will use its reasonable best efforts to cause its and its subsidiaries directors, officers, accountants, legal counsel, advisors, agents and other representatives, whom we refer to collectively as “representatives,” not to, directly or indirectly:

•	solicit, initiate, induce, or knowingly facilitate or knowingly encourage the making or submission of any Acquisition Proposal (as defined below);

•

engage in any discussions or negotiations with, or furnish any non-public information relating to Playboy or any of its subsidiaries to any person in connection with or in response to an Acquisition Proposal;

•	approve, endorse or recommend any Acquisition Proposal;

•	take any action in connection with an Acquisition Proposal to make the provisions of Section 203 of the DGCL inapplicable to any persons; or

•

enter into any letter of intent or similar document or binding agreement, contract, arrangement, commitment or understanding contemplating or otherwise relating to any Acquisition Transaction (as defined below).

Notwithstanding the restrictions described above, prior to the Acceptance Time, Playboy (including through the Special Committee) may furnish non-public information to, and enter into discussions with, any person in response to a written Acquisition Proposal, or provide waivers of Section 203 of the DGCL to any such person to facilitate such discussions, that Playboy’s board of directors determines in good faith could reasonably result in a Superior Proposal if:

•	Playboy, its subsidiaries and their representatives have not breached the non-solicitation provisions of the merger agreement (including the prohibited actions described above);

•

after consultation with its financial and legal advisors, Playboy’s board of directors (acting through the Special Committee or otherwise) determines in good faith that such action is necessary to act in a manner consistent with its fiduciary duties under applicable law;

•

within 24 hours of furnishing any non-public information to, or entering into discussions with, such person, Playboy provides Sub with written notice setting forth the identity of such person, and its intentions to furnish non-public information or enter into discussion with such person;

•

the person receiving non-public information or entering into discussions with Playboy has executed a confidentiality agreement containing customary provisions, including provisions not less favorable to Playboy than the provisions in the confidentiality agreement entered into with an affiliate of Purchaser; and

•	promptly after furnishing such non-public information to any person, Playboy make such non-public information available to Purchaser if not previously provided.

For purposes of this offer to purchase and the merger agreement:

•

“Acquisition Proposal” means any inquiry, indication of interest, proposal or offer made by any person (other than Purchaser or any of its affiliates) contemplating or otherwise relating to any Acquisition Transaction.

•	“Acquisition Transaction” means any transaction or series of related transaction involving:

•

any merger, exchange, consolidation, business combination, plan of arrangement, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction involving Playboy or any of its subsidiaries;

•	any issuance of securities to any person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons who directly or indirectly acquires beneficial or record ownership of securities representing (a) any shares of the Class A Common Stock or any other voting securities of Playboy or (b) more than 15% of the outstanding shares of Class B Common Stock;

•	any issuance of securities by Playboy’s subsidiaries representing more than 15% of the outstanding securities of any of Playboy’s subsidiaries (other than to Playboy or one of its subsidiaries);

•

any license outside the ordinary course of business, sale, lease, exchange, transfer or disposition of any business or businesses or assets (excluding sales of print magazines in the ordinary course of business) that constitute or account for 15% or more of the consolidated assets of Playboy and its subsidiaries taken as a whole (disregarding cash, cash equivalents and marketable securities); or

•	any liquidation or dissolution of a material subsidiary of Playboy, subject to certain exceptions.

•

“Superior Proposal” means any bona fide written Acquisition Proposal (with all percentages in the definition of Acquisition Transaction increased to 50%) made by any person on the terms that Playboy’s board of directors (acting through the Special Committee or otherwise) determines in good faith, after consultation with its financial and legal advisors, and considering such factors as it considers to be appropriate (which may include legal, financial, and other aspects of the proposal and the timing and likelihood of consummation of such proposal) are more favorable to Playboy’s stockholders than the transactions contemplated by the merger agreement and which is not subject to a financing contingency and in respect of which any required financing is then committed subject to conditions that are not materially more favorable to the lender than the conditions in the debt commitment letter.

The merger agreement requires Playboy to notify Purchaser orally and in writing no later than 24 hours after Playboy’s receipt of an Acquisition Proposal, which notification must include the identity of the person making or submitting the Acquisition Proposal and the material terms thereof. Playboy is also required to keep Purchaser informed on a reasonably current basis of the status of the Acquisition Proposal, including any changes to the material terms or proposed modifications.

The merger agreement does not prohibit Playboy or Playboy’s board of directors from disclosing to its stockholders its position with respect to an Acquisition Proposal as required by Rules 14d-9 and 14e-2(a) under the Exchange Act, or from making a “stop-look-and-listen” communication to its stockholders pursuant to Rule 14d-9(f) under the Exchange Act. Any such statement does not alter the definition of “Change in Recommendation” (as described below) or the consequences of such Change in Recommendation.

Company Board Recommendation. As described above, Playboy’s board of directors has recommended to Playboy’s stockholders that they accept the offer, tender their shares to Sub pursuant to the offer and, to the extent required by applicable law, adopt the merger agreement and approve the merger. The foregoing recommendation is referred to herein as the “Company Recommendation.” Playboy’s board of directors also agreed to include the Company Recommendation with respect to the offer in the Schedule 14D-9 and has permitted Sub to include such recommendation in this offer to purchase and documents related to the offer. The merger agreement provides that Playboy’s board of directors will not effect a Change in Recommendation except as described below.

Except as described below and subject to statements in accordance with Rules 14d-9 and 14e-2(a) of the Exchange Act, neither Playboy nor its board of directors will before the acceptance of shares for payment in the offer or the Expiration Date, as applicable, (i) formally determine to withdraw, amend, qualify or modify or publicly propose to withdraw, amend, qualify or modify, in any manner adverse to Purchaser or Sub, the Company Recommendation; (ii) formally determine to change or publicly propose to change, the Company Recommendation to a neutral position or no position; (iii) formally determine to adopt, approve or recommend or publicly propose to adopt, approve or recommend, or publicly take a neutral position or no position or propose publicly to take a neutral position or no position with respect to, any Acquisition Proposal; (iv) make any public statement or take any public action inconsistent in any material respect with the Company Recommendation which, within 24 hours, is not retracted and corrected by Playboy, together with a reaffirmation of the Company Recommendation; (v) if a tender offer or exchange offer for share of capital stock of Playboy is commenced (other than pursuant to the merger agreement), fail to send to Playboy’s stockholders a statement recommending against acceptance of such tender offer or exchange offer and reaffirm the Company Recommendation within three business days after commencement thereof; or (vi) fail to send to Playboy’s stockholders a statement, or issue a press release, reaffirming the Company Recommendation within three business days after the date any Acquisition Proposal or any material modification thereto is first published or sent or given to Playboy’s stockholders (any of the actions or events described in clauses (i) through (vi), a “Change in Recommendation”).

Playboy’s board of directors may (upon recommendation of the Special Committee) effect a Change in Recommendation with respect to a Superior Proposal if:

•

Playboy has received an Acquisition Proposal that Playboy’s board of directors formally determines constitutes a Superior Proposal after taking into account any revised proposal made by Purchaser during the Notice Period (as defined below);

•

Playboy’s board of directors formally determines in good faith (upon recommendation of the Special Committee), after consultation with its financial and legal advisors, that the failure of the board of directors to determine the Acquisition Proposal is a Superior Proposal would be inconsistent with its fiduciary duties under applicable law;

•

at least three calendar days prior to the Change in Recommendation, Playboy has provided Purchaser a written notice of its intention to take such action as a result of a Superior Proposal, which we refer to as a “Superior Proposal Notice.” The Superior Proposal Notice must specify the material terms and conditions of the Superior Proposal, including a copy of the proposed agreement containing the Superior Proposal and identify the person making the Superior Proposal; and

•

during the three calendar day period after Purchaser’s receipt of the Superior Proposal Notice (the “Notice Period”), Playboy has, and has caused its representatives to have, negotiated with Purchaser in good faith (if Purchaser desires to negotiate) to allow Purchaser the opportunity to make adjustments in the terms and conditions of the merger agreement so that the Acquisition Proposal ceases to be a Superior Proposal; and

•	the Superior Proposal is not attributable to a breach of the non-solicitation provisions of the merger agreement.

The merger agreement provides that material revisions to an Acquisition Proposal that Playboy’s board of directors has determined to be a Superior Proposal require Playboy to deliver a new Superior Proposal Notice and a new Notice Period will begin.

Playboy’s board of directors may also effect a Change in Recommendation if it determines in good faith that an Effect has occurred (other than the receipt of an Acquisition Proposal or Superior Proposal) and becomes known to Playboy’s board of directors prior to the acceptance of the shares for payment in the offer, that has or will have a material and favorable effect on the business of Playboy or its subsidiaries and which was unknown to Playboy’s board of directors (or the consequences of which were not reasonably foreseeable) as of January 9, 2011 (an “Intervening Event”) and Playboy’s board of directors determines in good faith after consultation with its financial and legal advisors that not making a Change in Recommendation as a result of such Effect would be inconsistent with its fiduciary duties under applicable law.

Playboy has the right to terminate the merger agreement upon a Change in Recommendation provided such Change in Recommendation was permitted under the merger agreement. Purchaser has the right to terminate the merger agreement upon any Change in Recommendation.

Employee Matters. During the period beginning at the effective time of the merger and ending on December 31, 2011, Purchaser agreed to cause it subsidiaries (including the Surviving Corporation after the merger) to provide compensation and benefits (including salary, wages, severance, bonus and incentive plans, programs agreements, arrangements and policies) for the benefit of the employees of Playboy and its subsidiaries that in the aggregate are no less favorable than the compensation and benefits provided to such employees immediately prior to the execution of the merger agreement. Purchaser also agreed to cause the Surviving Corporation and the appropriate subsidiaries of Purchaser to assume and honor any and benefit plans existing immediately prior to the execution of the merger agreement. Purchaser agreed that employees will receive credit for service under prior Playboy’s plans for eligibility and vesting purposes (but not for accrual of pension benefits under any defined benefit pension plan).

Public Announcements. Purchaser and Playboy have agreed not to make any press release or other public statement regarding the offer and the merger without the prior consent of the other, except as required by applicable law, Rules 14d-9 and 14e-2(a) under the Exchange Act or any listing agreement with a national securities exchange. If a party is required to make a press release or announcement, it has agreed to use its reasonable best efforts to allow the other party reasonable time to comment on the release or announcement prior to its issuance.

Indemnification and Insurance. The merger agreement provides for certain indemnification and insurance rights in favor of Playboy’s current and former directors and officers, who we refer to as “indemnified parties.” Specifically, the Surviving Corporation has agreed to, and Purchaser has agreed to cause the Surviving Corporation to indemnify the indemnified parties against any costs or expenses, judgments, fines, losses, claims, damages or liabilities in connection with any acts or omissions by such persons in their capacities as a director or officer of Playboy or its subsidiaries as of or at any time prior to the effective time of the merger, to the fullest extent required by Playboy’s certificate of incorporation, bylaws, and indemnification agreements as in effect on January 9, 2011. In addition, all rights to exculpation and indemnification provided to the indemnified parties, under Playboy’s certificate of incorporation, bylaws or other agreements, as in effect on January 9, 2011, with respect to acts or omissions occurring at or prior to the effective time of the merger, will continue in full force and effect following the merger.

For a period of six years after the consummation of the merger, the Surviving Corporation has also agreed to, and Purchaser has agreed to cause the Surviving Corporation to, maintain the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance with respect to matters occurring at or prior to the effective time of the merger, provided that the Surviving Corporation may substitute therefor policies of substantially the same coverage containing terms and conditions that are no less advantageous then the current policies and will include non-management directors Side A (DIC) coverage to the extent available under the maximum annual premium payments agreed to by the parties. In no event will the Surviving Corporation be required to pay annual premiums for the insurance policies in excess of $1,600,000 and if future annual premiums exceed such amount the Surviving Corporation has the right to reduce the amount of coverage under the policies to the maximum amount of coverage that can be obtained given such amount.

The Surviving Corporation has agreed to purchase, subject to certain limitations, a non-cancellable extension of the directors’ and officers’ liability coverage of Playboy’s existing directors’ and officers’ insurance policies and its existing fiduciary liability insurance policies, which are commonly referred to as “tail” policies. These “tail” policies are required to have a claims reporting or discovery period of at least six years from the effective time of the merger.

The indemnified persons are third party beneficiaries of, and entitled to rely upon, these provisions of the merger agreement.

Appropriate Action; Consents; Filings. Playboy and Purchaser has each agreed to use their respective reasonable best efforts to consummate and make effective the transactions contemplated by the merger agreement and to cause the conditions to the offer and the merger to be satisfied, including (i) obtaining necessary consents and approvals from governmental authorities or other persons, making necessary registrations and filings and taking all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any governmental authority or other persons necessary in connection with the consummation of the transactions contemplated by the merger agreement, including the offer and the merger and (ii) executing and delivering any additional instruments necessary to consummate the offer and the merger and other transactions to be performed or consummated by each party in accordance with the terms of the merger agreement. If required, Playboy and Purchaser each agreed to promptly (and in no event later than 10 business days following the date of the merger agreement) make and not withdraw their respective filings, and thereafter make any other required submissions under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and any applicable competition, antitrust or investment law of any jurisdiction other than the United States with respect to the transactions contemplated by the merger agreement.

Purchaser has agreed to take any and all reasonable steps to avoid or eliminate impediments under any antitrust law that may be asserted by any U.S. governmental entity with respect to the offer and the merger so as to enable the consummation of those transactions and the other transactions contemplated by the merger agreement to occur as soon as reasonably possible. Such steps include the sale, divestiture, licensing or disposition of assets or businesses as may be required to avoid any injunction or other order that would prevent or materially delay the consummation of the offer, the merger or the other transactions contemplated by the merger agreement. However, Purchaser is not required to sell, divest or dispose of assets or businesses (i) to the extent that doing so could be reasonably expected to have a material adverse effect on Purchaser or on Playboy, (ii) constituting any of Playboy’s material trademarks, (iii) that are material to the consummation of the Debt Financing, or (iv) to the extent that doing so would be reasonably expected to materially adversely affect Playboy’s interest in the Playboy Mansion.

Financing. In the merger agreement, Purchaser and Sub have agreed to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing on the terms and conditions described in the debt commitment letter, including using their respective reasonable best efforts to: (i) enter into definitive agreements with respect thereto on the terms and conditions contained in the debt commitment letter as promptly as practicable after the date of the merger agreement but in no event later than the Acceptance Date or effective time of the merger, as applicable, and (ii) consummate the Debt Financing no later than the Acceptance Date or the effective time of the merger, as applicable. Purchaser has also agreed that if the conditions to consummating the offer or merger are satisfied, it will cause certain conditions in the debt commitment letter to be satisfied, including the requirement that Playboy have an unrestricted cash balance of at least $5 million on the closing date of the merger.

Purchaser will not agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the debt commitment letter, the equity commitment letter more fully described in “—Section 9. Source and Amount of Funds—Equity Financing,” the contribution agreement more fully described in “—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Contribution Agreement” or the rollover agreement more fully described in “—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Rollover Agreement” that would reasonably be expected to delay or prevent the consummation of the offer, the merger or any of the other transactions contemplated by the merger agreement. Among other things, Purchaser agreed to keep Playboy reasonably informed of the status of its efforts to arrange financing and to provide Playboy prompt notice of any material breach or material threatened breach by any party of any financing commitments.

If a portion of the Debt Financing becomes unavailable in the manner or from the sources contemplated in the debt commitment letter, Purchaser is required to promptly notify Playboy and Purchaser and Sub agreed to use reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative financing institutions in an amount sufficient to consummate the transactions contemplated by the merger agreement upon conditions no more adverse to Playboy than the conditions in the debt commitment letter.

Purchaser and Sub have acknowledged and agreed that Playboy and its affiliates and their respective directors, officers, employees and agents have no liability for the financing that Purchaser or Sub may raise or attempt to raise in connection with the transactions contemplated by the merger agreement.

Financing Cooperation. The parties have agreed to cooperate in connection with the Debt Financing. Specifically, Playboy has agreed to, and agreed to use reasonable best efforts to cause its representatives to, provide to Purchaser and Sub all cooperation requested by Purchaser that is reasonably necessary, proper or advisable in connection with the Debt Financing. The cooperation required under the provision cannot unreasonably interfere with the business or operations of Playboy. Examples of types of cooperation include, among others, participating in meetings, presentations and due diligence sessions, assisting with preparation of information memorandum and other financing-related marketing materials, using reasonable best efforts to obtain comfort letters, arranging for customary payoff letters and related documents, and executing and delivering pledge and security certificates and related matters.

State Takeover Laws. If any “control share acquisition,” “fair price,” “business combination,” or other anti-takeover law or regulation is applicable to Playboy, Purchaser or Sub, the offer, the merger, the Support Agreements or any other transaction contemplated by the merger agreement, then Playboy, Purchaser, Sub and their respective boards of directors or managers, as applicable, are required to take all reasonable action necessary to render such law or regulation inapplicable.

Notification of Certain Matters; Stockholder Litigation. Purchaser will give prompt notice to Playboy and Playboy will give prompt notice to Purchaser of any actions, suits, claims or proceedings commenced or, to Playboy’s knowledge on the one hand and Purchaser’s knowledge on the other hand, threatened against each such party which relate to the merger agreement and the transactions contemplated thereby. Playboy will give Purchaser the opportunity to participate in the defense and settlement of any stockholder litigation against Playboy and/or its directors relating to the merger agreement and the transactions contemplated thereby and Playboy will not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any litigation arising or resulting from the transactions contemplated by the merger agreement (other than any settlement solely for monetary damages paid entirely from proceeds of insurance, except for any applicable retention or deductible, any amendments to the disclosure in the offer documents that relate solely to Playboy’s operations or business that are required by law, and/or conditions or obligations that do not restrict the operations of Playboy or it subsidiaries or adversely affect any of their assets), or consent to the same without the prior written consent of Purchaser, which consent will not be unreasonably withheld, conditioned or delayed.

Termination. The merger agreement may be terminated and the offer and the merger contemplated therein may be abandoned at any time prior to the effective time of the merger:

•	by mutual written consent of Purchaser and Playboy;

•	by either Purchaser or Playboy:

•

if the Termination Date (as such term is defined below) occurs; provided that the right to terminate the merger agreement because the Termination Date has occurred is not available to a party if the failure of the offer to be consummated is caused by such party’s failure to fulfill any of its obligations under the merger agreement; or

•

if any federal or state governmental entity in the United States having jurisdiction over Playboy, Purchaser or Sub has issued an order, decree or ruling or taken other action permanently restraining, enjoining or otherwise prohibiting the consummation of the offer or the merger substantially as contemplated by the merger agreement and the order, decree, ruling or other action has become final and non-appealable and the party seeking to terminate the merger agreement on this basis has used its reasonable best efforts to remove the order or other action.

•	by Playboy:

•

if any representation or warranty of Purchaser or Sub fails to be true and accurate or if Purchaser or Sub has breached or failed to perform any of its covenants or other agreements set forth in the merger agreement, which failure to be true and correct or breach or failure to perform would result in the failure of a condition to the merger and either cannot be cured or, if curable, is not cured by Purchaser within thirty days of receipt by Purchaser of written notice of such breach or failure; provided, however, that Playboy will not have the right to terminate the merger agreement if Playboy is in material breach of any of its representations, warranties, covenants or other agreements contained in the merger agreement that would give rise to Purchaser’s right to terminate the merger agreement; or

•

if prior to the Acceptance Time (or the Expiration Date if the merger is consummated by written consent in accordance with the merger agreement) Playboy has effected a Change in Recommendation for a Superior Proposal or Intervening Event.

•	by Purchaser:

•

if any representation or warranty of Playboy fails to be true and accurate or if Playboy has breached or failed to perform any of its covenants or other agreements set forth in the merger agreement, which failure to be true and correct or breach or failure to perform would result in the failure of a condition to the merger and either cannot be cured or, if curable, is not cured by Playboy within thirty days (or the longer of two business days or three days in connection with certain covenants specified in the merger agreement) of receipt by Playboy of written notice of such breach or failure; provided, however, that Purchaser will not have the right to terminate the merger agreement if Purchaser or Sub is in material breach of any of its representations, warranties, covenants or other agreements contained in the merger agreement that would give rise to Playboy’s right to terminate the merger agreement; or

•	if prior to the Acceptance Time, Playboy’s board of directors has effected a Change in Recommendation; or

•	if, after January 9, 2011, a Company Material Adverse Effect occurs;

•	if as of the Expiration Date, the minimum tender condition has not been satisfied and the debt commitment letter has expired on its terms, then the merger agreement will automatically terminate.

The “Termination Date” means one of the following dates, as applicable:

•

if all offer conditions have not been satisfied or waived (to the extent waivable) as of May 9, 2011, the “Termination Date” is May 9, 2011; provided that if as of such date all conditions to the merger agreement have been satisfied or waived, except the applicable waiting periods under the HSR Act have not yet expired, been waived or terminated, or an order, decree or ruling or other action enjoining or otherwise prohibiting the consummation of the offer or merger has been issued (unless such injunction or prohibition is permanent), then either Purchaser or Playboy may extend the Termination Date to June 3, 2011; or

•

if the minimum tender condition has been satisfied and all of the other offer conditions have been satisfied or waived at the Expiration Date except for the threshold condition, the “Termination Date” is the date that is 45 days after the earlier of the date the written consent required to be delivered by the Purchaser Group to Playboy adopting the merger agreement and approving the merger is (i) delivered to Playboy or (ii) required to be delivered to Playboy in accordance with the terms of the merger agreement.

However, in no event will the Termination Date extend past the Debt Commitment Expiration Date (as defined below) unless (i) on the Debt Commitment Expiration Date, Purchaser failed to fulfill any of its obligations under the merger agreement and such failure has been the cause of or resulted in the failure of the offer or the merger to be consummated, and (ii) Playboy has provided written notice to Purchaser of its intent to extend the Termination Date. The “Debt Commitment Expiration Date” means the date upon which the debt commitment letter expires, which in no event will be less than 120 calendar days after January 9, 2011.

Mr. Hefner and Rizvi Traverse have agreed between themselves that all decisions on behalf of Purchaser (including whether to terminate the merger agreement if and when Purchaser has the right to do so) shall require the written consent of each of them, except that, among certain other matters, Mr. Hefner alone can enforce the equity commitment letter, and Rizvi Traverse alone can enforce the contribution agreement and can decide to terminate the merger agreement following a Change in Recommendation.

Availability of Specific Performance. The parties acknowledged and agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform the provisions of the merger agreement or otherwise breach such provisions and that, accordingly, the parties are entitled to specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions thereof. Notwithstanding the preceding sentence, the parties agreed that Playboy will have the right to obtain specific performance for Purchaser’s and Sub’s obligation (i) to cause the Equity Financing to be funded, (ii) to cause the Debt Financing to be drawn down, (iii) to fund the purchase of the Playboy shares at the Acceptance Time and/or fund the merger consideration and consideration payable to holders of options to purchase Playboy shares and (iv) to consummate the other transactions contemplated by the merger agreement only if all of the following conditions are satisfied:

•

all offer conditions have been satisfied or waived, except for the threshold condition and other than those conditions that by their terms cannot be satisfied until the Acceptance Time, provided that at such time they are capable of being satisfied;

•	the Expiration Date has occurred;

•

no federal or state governmental entity in the United States having jurisdiction over Playboy, Purchaser or Sub has issued an order, decree, ruling or other action enjoining or otherwise prohibiting the consummation of the merger and all of the conditions precedent of Purchaser and Sub to effect the merger have been satisfied at the time when the closing of the merger should have occurred but for the failure of the Equity Financing to be funded or the rollover shares or excluded shares to be contributed to Sub;

•

the proceeds of the Debt Financing (including under any agreement entered into with respect thereto or any agreement entered into with respect to alternative debt financing) are available to Purchaser on the terms in and in the amounts set forth in the debt commitment letter or any agreement entered into with respect thereto or any agreement entered into with respect to alternative debt financing or would be available in accordance with the terms thereof if the Equity Financing is funded; and

•

Playboy has irrevocably confirmed in writing that if the Equity Financing and the Debt Financing are funded, then it would take the required actions within its reasonable control to cause the Top-Up Option Shares to be delivered and the Acceptance Time or the closing to occur.

In the event Playboy or Purchaser is entitled to terminate the merger agreement due to the other party’s breach of a representation, warranty or covenant but a court of competent jurisdiction has declined in a final, non-appealable order to direct specific performance of the obligations of the breaching party to consummate the offer or merger for a reason other than such court’s determination that the breaching party was not and will not be obligated to consummate the offer or the merger, then the non-breaching party is entitled to applicable termination fees described in the section “—Termination Fees” above which will be the non-breaching party’s sole and exclusive remedy other than the termination of the merger agreement.

Effect of Termination and Termination Fees. If the merger agreement is terminated, the merger agreement will become void and of no effect and, subject to rights of the parties to seek specific performance, certain termination fees described below and in the merger agreement and the confidentiality provisions of the merger agreement and other agreements between the parties and their affiliates, there will be no liability or obligation on the part of Purchaser, Sub or Playboy or their respective subsidiaries, officers or directors.

Company Termination Fees

If the merger agreement is terminated (i) by Playboy due to a Change in Recommendation for a Superior Proposal or an Intervening Event or (ii) by Purchaser due to a Change in Recommendation, Playboy has agreed to pay Purchaser a termination fee of $3,000,000 (the “Company Termination Fee”) and will reimburse fees and expenses (not to exceed $4,000,000) incurred by Purchaser in connection with the merger agreement, that are not otherwise reimbursed or reimbursable (the “Expense Reimbursement”). The Company Termination Fee is payable on the earlier of (i) two years after the termination of the merger agreement, (ii) the refinancing of Playboy’s 3.00% convertible senior subordinated notes due 2025 and (iii) the consummation under certain circumstances of a Tail Transaction (as defined below). Playboy has also agreed to pay Purchaser an additional termination fee of $3,000,000 (the “Additional Company Termination Fee”) if an Acquisition Transaction (with all percentages in the definition increased to 50%) is consummated on the earlier of the one year anniversary of the termination of the merger agreement and March 31, 2012 with a person with whom Playboy’s board of directors or the Special Committee or their respective financial or legal advisors had substantive discussions after the execution of the merger agreement or a person who made, submitted or announced an Acquisition Proposal after the date of the merger agreement and prior to the termination of the merger agreement. The Additional Company Termination Fee is required to be paid within two business days after the consummation of such Acquisition Transaction or any other Acquisition Transaction (a “Tail Transaction”) entered into following the termination of such Acquisition Transaction resulting from the acceptance by Playboy’s board of directors of a Superior Proposal or similar term used in the definitive agreement relating to such Acquisition Transaction.

In addition, if Purchaser terminates the merger agreement due to Playboy’s breach or failure to perform any of its representations, warranties, covenants or other agreements set forth in the merger agreement, then Purchaser is entitled to all damages arising from or in connection with such breach (but not in excess of the Expense Reimbursement, Company Termination Fee and, if owed, the Additional Company Termination Fee plus certain costs and expenses). Notwithstanding the previous sentence, Playboy has agreed to pay the Company Termination Fee, the Expense Reimbursement and, if owed, the Additional Company Termination Fee, plus certain costs and expenses, if:

•

Playboy’s breach constitutes a material breach that has a material adverse effect on (i) the ability of the parties to satisfy the conditions precedent to the merger or any offer condition, (ii) the ability of the parties to consummate the transactions contemplated by the merger agreement or (iii) the Equity Financing or the Debt Financing or the contribution of the excluded shares pursuant to the contribution agreement; or

•

(i) all offer conditions are satisfied or waived, except for the threshold condition, (ii) the Expiration Date has occurred, (iii) no federal or state governmental entity in the United States having jurisdiction over Playboy, Purchaser or Sub has issued an order, decree, ruling or other action enjoining or otherwise prohibiting the consummation of the merger, and (iv) all of the conditions precedent of Playboy to consummate the merger have been satisfied.

Purchaser Termination Fee

Purchaser has agreed to pay Playboy a termination fee in the amount of $20,000,000 (the “Purchaser Termination Fee”) if Playboy terminates the merger agreement as of the applicable Termination Date and at such time:

•	all offer conditions have been satisfied or waiver, except for the threshold condition;

•

no federal or state governmental entity in the United States having jurisdiction over Playboy, Purchaser or Sub has issued an order, decree, ruling or other action enjoining or otherwise prohibiting the consummation of the merger;

•	all of the conditions precedent of Purchaser and Sub to effect the merger have been satisfied;

•	Purchaser has failed, or failed to cause Sub, to consummate the closing of the merger in breach of the merger agreement and Playboy was ready and willing to consummate such closing; and

•

the proceeds of the Debt Financing in the amount set forth in the debt commitment letter are not available to Purchaser on the terms set forth in the debt commitment letter or any agreement entered into relating thereto or relating to any alternative debt commitment and Purchaser and Sub complied with their obligations in all material respects to obtain such financing.

In addition, if Playboy terminates the merger agreement due to Purchaser or Sub’s breach or failure to perform any of its representations, warranties, covenants or other agreements set forth in the merger agreement, then Playboy is entitled to all damages arising from or in connection with such breach but such amount will not exceed the Purchaser Termination Fee plus certain costs and expenses. Notwithstanding the previous sentence, Purchaser has agreed to pay, unless specific performance is available, the Purchaser Termination Fee plus certain costs and expenses, if:

•

Purchaser or Sub’s breach constitutes a material breach that has a material adverse effect on (i) the ability parties to satisfy the conditions precedent to the merger or any offer condition, (ii) the ability of the parties to consummate the transactions contemplated by the merger agreement or (iii) the Equity Financing or the Debt Financing or the contribution of the excluded shares pursuant to the contribution agreement; or

•

(i) all offer conditions are satisfied or waived, except for the threshold condition, (ii) the Expiration Date has occurred, (iii) no federal or state governmental entity in the United States having jurisdiction over Playboy, Purchaser or Sub has issued an order, decree, ruling or other action enjoining or otherwise prohibiting the consummation of the merger, and (iv) all of the conditions precedent of Purchaser and Sub to consummate the merger have been satisfied.

Playboy’s right to receive the Purchaser Termination Fee or Purchaser’s right to receive the Company Termination Fee, the Expense Reimbursement and, if owed the Additional Company Termination Fee, constitutes the sole and exclusive remedy of the parties to the merger agreement and all other persons, including the stockholders of Playboy, except as described below under “—Availability of Specific Performance.” If Playboy or Purchaser, as the case may be, fails to timely pay any amount due, and either Playboy or Purchaser, as the case may be, commences a suit that results in a judgment against the other party, such paying party will reimburse the other party for all reasonable costs and expenses (including reasonable attorney’s fees) in connection with such suit, together with interest on such amount; provided that in no event will Purchaser be required to pay costs and expenses in excess of $1 million.

Limited Guarantee

Concurrent with the execution of the merger agreement, Rizvi Opportunistic Equity Fund, L.P., Rizvi Opportunistic Equity Fund I-B, L.P., Rizvi Opportunistic Equity Fund (TI), L.P., Rizvi Opportunistic Equity Fund I-B (TI), L.P., Rizvi Traverse Partners LLC and Rizvi Opportunistic Equity Fund II, L.P. (collectively, the “guarantors”), each of which is an affiliate of Rizvi Traverse, delivered a limited guarantee addressed to

Playboy, guaranteeing certain payment obligations of Purchaser and Sub under the merger agreement (the “guarantee”). The following summary of the guarantee is qualified in its entirety by reference to the guarantee itself, a copy of which is filed as an exhibit to the Schedule TO filed with the SEC and is incorporated by reference herein. Stockholders are urged to read the guarantee for a more complete description of the provisions summarized below.

Under the guarantee, the guarantors jointly and severally, absolutely, unconditionally and irrevocably guaranteed to Playboy the payment obligations of Purchaser and Sub with respect to the Purchaser Termination Fee and certain fees and expenses associated therewith as discussed in “Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement—Effect of Termination and Termination Fees”. The maximum amount payable by the guarantors under the guarantee with respect to the above obligations is $21,000,000 plus certain enforcement costs and expenses.

The guarantee expressly provides, and Playboy has agreed, that Playboy has no right of recovery under the guarantee other than against the guarantors. The guarantee expressly provides that nothing set forth in the guarantee will confer or give or will be construed to confer or give to any person other than Playboy and its affiliates any rights or remedies against any person including the guarantors, except as expressly set forth in the guarantee. Under the guarantee, the guarantors covenant and agree that they will not assert, directly or indirectly, in any proceeding, that the guarantee is illegal, invalid or unenforceable in accordance with its terms.

The guarantee will terminate upon the earliest of (i) the consummation of the merger in accordance with the terms of the merger agreement (ii) the valid termination of the merger agreement in accordance with its terms under circumstances set forth in the merger agreement in which Purchaser or Sub would not be obligated to pay the purchaser termination fee or costs and expenses, (iii) the 12 month anniversary of any other termination of the merger agreement in accordance with its terms, except as to a claim for payment of any obligation or expenses under the guarantee presented by Playboy to Purchaser, Sub or the guarantors on or prior to the 12 month anniversary, subject to certain limitations, and (iv) the payment to Playboy by any combination of Purchaser, Sub and/or the guarantors of the full amount of the obligations and fees and expenses associated therewith.

Tender and Support Agreement

Concurrent with the execution of the merger agreement, Plainfield entered into a tender and support agreement with Playboy, which we refer to as the “support agreement.” The following summary of the support agreement is qualified in its entirety by reference to the support agreement itself, a copy of which is filed as an exhibit to the Schedule TO filed with the SEC and is incorporated by reference herein. Stockholders are urged to read the support agreement for a more complete description of the provisions summarized below.

Under the support agreement, Plainfield, subject to certain conditions, agreed to, among other things, tender in the offer, and not withdraw, all of its Playboy shares, as well as any other Playboy shares it acquired after the date of the support agreement. Plainfield is required to validly tender its Playboy shares within five business days from the commencement of the offer. Except for any action required or permitted pursuant to the support agreement, none of the Playboy shares covered by the support agreement may be transferred, pledged, encumbered, or assigned. Plainfield controls 926,700 shares of Playboy’s Class A common stock.

Under the support agreement, Plainfield has additionally agreed, in the event the merger agreement is terminated in accordance with its terms, to enter into a tender and support agreement in customary form with any third party who submits a tender offer that Playboy’s board of directors determines is in the best interests of its stockholders if the offer price is at least $6.15 per share in cash and the tender is consummated by June 3, 2011.

Under the support agreement, Plainfield has agreed to waive any rights of appraisal or rights to dissent arising in connection with the merger and has agreed not to commence or join in, and will take all actions necessary to opt out of any class in a class action with respect to any claim, derivative or otherwise, against

Playboy, any third party or any of their respective officers, directors, general partners, managers, affiliates or successors challenging the validity of, or seeking to enjoin the operation of, any provision of the support agreement or alleging a breach of any fiduciary duty of any person with respect to the merger agreement or any other third party agreement the board of directors of Playboy determines is in the best interests of its stockholders after the termination of the merger agreement.

The support agreement terminates on March 31, 2011. However, if the offer has commenced prior to that date then so long as the offer remains open and has not been consummated or terminated, the obligations of Plainfield to tender the shares (and not withdraw) and waive its appraisal rights or rights to dissent will remain in full force and effect, along with certain other obligations set forth therein, until June 3, 2011 at the latest. Notwithstanding anything to the contrary, Plainfield has the right to transfer any of its shares any time after March 31, 2011 so long as the transferee agrees to the obligations under the support agreement.

Contribution Agreement

Concurrent with the execution of the merger agreement, two trusts controlled by Mr. Hefner, The HMH Playboy Stock Trust and The Hugh M. Hefner 1991 Trust, entered into a contribution agreement with Purchaser, which we refer to as the “contribution agreement.” The following summary of the contribution agreement is qualified in its entirety by reference to the contribution agreement itself, a copy of which is filed as an exhibit to the Schedule TO filed with the SEC and is incorporated by reference herein. Stockholders are urged to read the contribution agreement for a more complete description of the provisions summarized below.

Under the contribution agreement, the trusts have agreed, among other things, not to tender any Playboy shares in the offer and to contribute or cause to be contributed the Playboy shares held by each trust to Purchaser in exchange for equity interests in Purchaser. The trusts hold 7,935,596 shares of Playboy’s Class B common stock and 3,381,836 shares of Playboy’s Class A common stock. The trusts and Purchaser each made customary representations, warranties and acknowledgements regarding the contribution.

Until the termination of the contribution agreement, the trusts have agreed to execute a written consent in favor of adopting the merger agreement and approving the merger if such consent is needed in order to consummate the merger. Except pursuant to the contribution agreement or the merger agreement, the trusts have agreed not to:

•	grant any proxies or enter into any other agreements with respect to the voting of any of the Playboy shares subject to the contribution agreement;

•	otherwise sell, assign, transfer, encumber or dispose of any of the Playboy shares during the term of the contribution agreement; or

•

enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of the Playboy shares unless such action is effective upon a change in recommendation resulting from a superior proposal in compliance with the merger agreement.

The contribution agreement will automatically terminate if, at any time prior to the contribution of the Playboy shares, the merger agreement is terminated in accordance with its terms.

The parties to the contribution agreement are entitled to an injunction or injunctions to prevent breaches of the agreement and to enforce specifically the terms and provisions therein.

Rollover Agreement

Concurrent with the execution of the merger agreement, Mr. Flanders entered into a rollover agreement with Purchaser, which we refer to as the “rollover agreement.” The following summary of the rollover agreement is qualified in its entirety by reference to the rollover agreement itself, a copy of which is filed as an exhibit to the

Schedule TO filed with the SEC and is incorporated by reference herein. Stockholders are urged to read the rollover agreement for a more complete description of the provisions summarized below.

Under the rollover agreement, Mr. Flanders agreed, among other things, in exchange for equity in Purchaser, not to tender his Playboy shares in the offer, to contribute all of his Playboy shares to Purchaser and to invest in Purchaser the after-tax consideration that he will receive in the merger in respect of his stock awards and stock options. At the time the rollover agreement was executed, Mr. Flanders owned 43,825 shares of Playboy’s Class B common stock, 112,500 unvested stock awards and 1,200,000 stock options. Mr. Flanders and Purchaser each made customary representations, warranties and acknowledgements regarding the contribution.

Except pursuant to the rollover agreement or the merger agreement, Mr. Flanders has agreed not to:

•	grant any proxies or enter into any other agreements with respect to the voting of any of the Playboy shares subject to the rollover agreement;

•	otherwise sell, assign, transfer, encumber or dispose of any of the Playboy shares during the term of the rollover agreement; or

•

enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of the Playboy shares, stock awards or stock options unless such action is effective upon a change in recommendation resulting from a superior proposal in compliance with the merger agreement.

The rollover agreement will automatically terminate if, at any time prior to the contribution of the Playboy shares, the merger agreement is terminated in accordance with its terms.

The parties to the rollover agreement are entitled to an injunction or injunctions to prevent breaches of the agreement and to enforce specifically the terms and provisions therein.

7.	Appraisal Rights; Rule 13e-3.

Appraisal Rights. No appraisal rights are available with respect to the Playboy shares tendered and accepted for purchase in the offer. However, if the merger is consummated on the terms currently contemplated by the merger agreement, (i) stockholders who do not tender their shares in the offer or tender their shares in the offer but their shares are not accepted for purchase, (ii) do not vote for adoption of the merger agreement or consent thereto in writing and (iii) who otherwise comply with Section 262 of the DGCL, will be entitled to obtain a judicial determination of the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with interest from the effective time of the merger. Unless the court in its discretion determines otherwise for good cause shown, such interest will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as in effect from time to time during the period between the effective time of the merger and the date of payment of the judgment. In determining the fair value of the Playboy shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Playboy shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the dissenting shares is less than the offer price. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the offer price.

In any appraisal proceeding with respect to the dissenting shares and to the fullest extent permitted by applicable law, the fair value of the dissenting shares will be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option, the Top-Up Option Shares or the promissory note delivered by

Purchaser or Sub to Playboy to pay for the Top-Up Option Shares. The parties to the merger agreement have agreed that in any appraisal proceeding with respect to the Playboy shares, none of them will assert or cause another party to assert that the number of Playboy shares issued and outstanding at the effective time of the merger for purposes of such proceeding must include the Top-Up Option Shares.

If any holder of Playboy shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his or her rights to appraisal as provided under Delaware law, each Playboy share held by such stockholder will be converted into the right to receive the offer price, without interest thereon, less any withholding taxes. A stockholder may withdraw his or her demand for appraisal and accept the consideration offered by delivering to Playboy a written withdrawal of his or her demand for appraisal and acceptance of the merger consideration within 60 days after the effective time of the merger (or thereafter with the consent of the Surviving Corporation). Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that any stockholder who has not commenced an appraisal action or joined that proceeding as a named party may withdraw his or her demand for appraisal and accept the consideration offered within 60 days of the effective date of the merger.

The preservation and exercise of appraisal right requires strict and timely adherence to the applicable provisions of the DGCL. Failure to follow the requirements of Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by the full text of Section 262 of the DGCL, which is set forth in Schedule III attached to this offer to purchase.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the merger is consummated. If you are entitled to appraisal rights in connection with the merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before you have to take any action relating thereto.

If you tender your Playboy shares in the offer and they are purchased by Purchaser, you will not be entitled to exercise appraisal rights with respect to your Playboy shares but, rather, will receive the offer price.

Rule 13e-3. Because Mr. Hefner is an affiliate of Playboy, the offer and merger constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain information concerning Playboy and certain information relating to the fairness of the offer and the merger and the consideration offered to unaffiliated stockholders be filed with the SEC and disclosed to unaffiliated stockholders. Purchaser has provided such information in this offer to purchase and in a combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 filed with the SEC pursuant to Rules 14d-3 and 13e-3 under the Exchange Act.

8.	Transactions and Arrangements Concerning Playboy Shares.

Except as set forth above under the “Introduction,” or on Schedule II hereto, no member of the Purchaser Group or, to the best of their knowledge, any person listed in Schedule I hereto or any associate or majority-owned subsidiary of any of the foregoing, beneficially owns any Playboy shares.

Other than as set out in the table below, no transactions in the Playboy shares have been effected during the past two years by any member of the Purchaser Group or, to the best of their knowledge, any associate or controlled subsidiary of any member of the Purchaser Group, Playboy or any person listed in Schedule I hereto. The following table shows purchases of Class B common stock pursuant to Playboy’s employee stock purchase plan during the past two years effected by Mr. Flanders.

Date	# of Shares Purchased:	Purchase Price Per Share:
December 31, 2009	1,000	$2.72
March 31, 2010	1,137.299	$3.11
June 30, 2010	1,601.968	$3.57
September 30, 2010	1,121.7391	$4.37
December 31, 2010	1,288.0631	$4.44

According to Playboy, except for Messrs. Hefner and Flanders, all of Playboy’s executive officers and directors currently intend to tender all Playboy shares held of record or beneficially by such persons for purchase pursuant to the offer. To the best of Purchaser’s and Sub’s knowledge, none of Playboy or its executive officers, directors or affiliates has made any public recommendation with respect to the offer or the merger other than as set forth in Playboy’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC.

9.	Related Party Transactions.

Certain affiliates, directors and executive officers of Playboy have engaged in certain transaction and are parties to certain arrangements with Purchaser and certain of its affiliates. Mr. Hugh M. Hefner, who owns, indirectly through GTD Acquisitions LLC, approximately 99.9% of the partnership units held by the limited partners of Purchaser, is the founder, editor-in-chief and chief creative officer of Playboy. Mr. Hefner and Playboy are also parties to a lease agreement regarding the Playboy Mansion as described in Playboy’s Definitive Proxy Statement on Schedule 14A filed on April 9, 2010. As part of the employment arrangement between Mr. Hefner and Sub, which will become effective upon the consummation of the merger, Mr. Hefner and Purchaser will enter into a new lease agreement regarding the Playboy Mansion. See “—Section 10. Interests of Certain Persons in the Offer and the Merger—New Management Arrangements” below.

10.	Interests of Certain Persons in the Offer and the Merger.

In considering the recommendation of Playboy’s board of directors and the Special Committee with respect to the offer, the merger and the merger agreement and the transactions contemplated thereby, stockholders should be aware that some of Playboy’s directors and executive officers have interests in the merger that differ from, or are in addition to, the interests of Playboy’s stockholders generally, as more fully described below. The Special Committee and Playboy’s board of directors were aware of these interests and considered them, among other matters, prior to making their determination to recommend the offer, the merger and the adoption of the merger agreement to Playboy’s stockholders. See “—Section 1. Background” and “—Section 3. The Recommendation by the Special Committee” for a further discussion of these matters.

Contribution Agreement with Mr. Hugh M. Hefner

Concurrent with the execution of the merger agreement, two trusts controlled by Mr. Hefner, The HMH Playboy Stock Trust and The Hugh M. Hefner 1991 Trust, entered into the contribution agreement with Purchaser, pursuant to which the trusts have agreed, among other things, not to tender any Playboy shares in the offer and to contribute or cause to be contributed the Playboy shares held by each trust to Purchaser in exchange for equity interests in Purchaser. See “—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Contribution Agreement” above.

Rollover Agreement with Mr. Scott N. Flanders

Concurrent with the execution of the merger agreement, Mr. Scott N. Flanders entered into the rollover agreement with Purchaser, pursuant to which Mr. Flanders agreed, among other things, in exchange for equity in Purchaser, not to tender his Playboy shares in the offer, to transfer the Playboy shares identified in the rollover agreement to Purchaser and to invest in Purchaser the after-tax consideration that he will receive in the merger in respect of his stock awards and stock options. See “—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Rollover Agreement” above.

New Management Arrangements

Mr. Hefner’s Employment Agreement. Concurrent with the execution of the merger agreement, Sub entered into an employment agreement with Mr. Hefner pursuant to which he will be appointed founder and editor-in-chief of the Surviving Corporation following the merger. The initial term of Mr. Hefner’s employment agreement is for five years and automatically renews for successive one year terms subject to earlier termination in accordance with its terms. Mr. Hefner will receive an annual base salary of $1,000,000, subject to periodic review for increases at the discretion of the Surviving Corporation’s board of directors, and will be eligible to participate in any executive bonus plans of the Surviving Corporation or its subsidiaries, as may be determined by the Surviving Corporation’s board of directors. Mr. Hefner will also be entitled to benefits and perquisites consistent with past practice. In addition, Mr. Hefner is entitled to severance benefits in the event he resigns for good reason. The agreement also includes customary confidentiality, non-competition, non-solicitation and “work made for hire” provisions.

Given the unique, unusual and extraordinary nature of the services to be provided by Mr. Hefner to the Surviving Corporation, his employment agreement provides that his permanent residence will be the Playboy Mansion in Los Angeles, California. If Mr. Hefner’s employment is terminated for cause or Mr. Hefner resigns for good reason, then during the remainder of his life, he may continue to reside in the Playboy Mansion provided that if he is terminated for cause he must pay monthly market rate rent and comply with the noncompetition provisions of his employment agreement. The general terms and conditions of Mr. Hefner’s residence in the Playboy Mansion, including the payment of nominal rent, are set forth in a lease agreement, the form of which is attached to the employment agreement.

The above summary of Mr. Hefner’s employment agreement with Sub is qualified in its entirety by reference to the employment agreement itself, a copy of which is filed as an exhibit to the Schedule TO filed with the SEC and is incorporated by reference herein. Stockholders are urged to read Mr. Hefner’s employment agreement with Sub for a more complete description of the provisions summarized below.

Mr. Hefner’s License Arrangements. Concurrent with the execution of the merger agreement, Sub entered into a memorandum of understanding with Mr. Hefner setting forth the material terms and conditions of their agreement regarding Mr. Hefner’s license of his name and likeness to the Surviving Corporation upon and after the consummation of the merger. The non-exclusive license will permit the Surviving Corporation to use certain proprietary personal indicia reasonably identifiable with Mr. Hefner. During Mr. Hefner’s lifetime, the Surviving Corporation will be allowed to use the licensed property consistent with existing and approved uses, subject to certain exceptions and limitations. Following Mr. Hefner’s death or any time at which he no longer owns any equity in Purchaser, the Surviving Corporation may continue using the licensed property in connection with then-existing uses that were previously approved by Mr. Hefner for an annual license fee of $250,000 payable to a charitable foundation or other non-profit designated by Mr. Hefner or his estate. The Surviving Corporation also receives a right of first negotiation/offer if Mr. Hefner ever elects to sell, assign or transfer the licensed property to a third party.

The above summary of Mr. Hefner’s memorandum of understanding with Sub is qualified in its entirety by reference to the memorandum of understanding itself, a copy of which is filed as an exhibit to the Schedule TO filed with the SEC and is incorporated by reference herein. Stockholders are urged to read Mr. Hefner’s memorandum of understanding with Sub for a more complete description of the provisions summarized below.

Mr. Flanders Employment Arrangements. Concurrent with the execution of the merger agreement, Sub entered into an employment agreement with Mr. Flanders, Playboy’s current chief executive officer, pursuant to which Mr. Flanders will be appointed as chief executive officer of the Surviving Corporation following the merger. Upon the consummation of the merger, the existing employment agreement between Playboy and Mr. Flanders will be superseded by the employment agreement Mr. Flanders entered into with Sub, which has a term through March 21, 2016. Under his employment agreement with Sub, and consistent with his existing employment agreement with Playboy, Mr. Flanders will receive an annual base salary of $900,000, subject to an annual increase of $25,000 commencing on March 31, 2011, and an annual bonus opportunity of up to 100% of his base salary. Similar to the provisions of his existing employment agreement with Playboy, Mr. Flanders will also be to entitled to receive severance benefits in the event his employment with the Surviving Corporation is terminated without cause or if he resigns for good reason, subject to Mr. Flanders’ execution of a general release in favor of the Surviving Corporation at the time of such termination. His employment agreement with Sub also includes customary confidentiality, non-competition, non-solicitation, non-disparagement and “work made for hire” provisions.

His employment agreement with Sub also outlines Mr. Flanders’ anticipated equity interest in Purchaser after, and conditioned upon, the consummation of the merger. Mr. Flanders has agreed to invest in Purchaser 100% of the net after tax proceeds he receives upon cancellation of his options to purchase Playboy shares and upon the settlement of his restricted stock unit awards. Mr. Flanders will also be granted 45% of the profits interest units that will be granted to employees of Purchaser and Sub, subject to limitations and qualifications, including vesting and continued employment with the Surviving Corporation. In consideration for the foregoing equity interests, Mr. Flanders has agreed to forego his change of control benefits under his existing employment agreement with Playboy, including any severance rights, that could result from the consummation of the merger.

Additionally, in connection with the negotiation of his employment agreement with Sub and the rollover agreement, Mr. Flanders will be reimbursed for up to $25,000 in legal fees.

The above summary of Mr. Flanders’ employment agreement with Sub is qualified in its entirety by reference to the employment agreement itself, a copy of which is filed as an exhibit to the Schedule TO filed with the SEC and is incorporated by reference herein. Stockholders are urged to read Mr. Flanders’ employment agreement with Sub for a more complete description of the provisions summarized below.

Director and Officer Indemnification and Insurance

Under the terms of the merger agreement, the Surviving Corporation has agreed to, and Purchaser has agreed to cause the Surviving Corporation to, indemnify and hold harmless Playboy’s current and former officers and directors against losses occurring at or prior to the effective time of the merger, including losses arising out of the offer, the merger and the other transactions contemplated by the merger agreement. See “—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement—Indemnification and Insurance.”

In addition, under the terms of the merger agreement, for a period of six years after the consummation of the merger, the Surviving Corporation has agreed to, and Purchaser has agreed to cause the Surviving Corporation to, maintain Playboy’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance with respect to matters occurring at or prior to the effective time of the merger. See “—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement—Indemnification and Insurance.”

Options and Restricted Stock Unit Awards

At the effective time of the merger, all stock options to purchase Playboy’s shares that were issued by Playboy, including those options held by Playboy’s executive officers and directors, whether or not vested or exercisable, will be automatically cancelled, and the option holders, including Playboy’s executive officers and directors, will be entitled to receive cash, without interest, equal to the product of (i) the excess, if any, of the merger consideration ($6.15) over the per-share exercise price of such option, and (ii) the number of shares subject to such option, less any applicable withholding taxes. See “—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement—Treatment of Options.”

All restricted stock unit awards, including those held by Playboy’s executive officers and directors, outstanding immediately prior to the effective time of the merger will, fully vest as of immediately prior to the effective time of the merger, and each award will be cancelled and converted into the right to receive the merger consideration, without interest, in the same manner as other Playboy shares. See “—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement—Treatment of Restricted Stock Units.”

Employment and Severance Agreements

Based on publicly available information and documents provided to Purchaser by Playboy, Playboy has entered into agreements with certain of its executive officers that would provide severance benefits to those officers if their employment is terminated under certain circumstances as follows:

Mr. Scott N. Flanders. Playboy has an employment agreement with Mr. Flanders that includes severance and change of control provisions. If Mr. Flanders is terminated for “cause,” he only receives any unpaid base salary and unreimbursed expenses payable for all periods through his effective date of termination. If Mr. Flanders is terminated for any other reason, he receives a severance consisting of (i) all unpaid base salary, unreimbursed expenses, accrued incentive compensation and accrued vacation pay payable for all periods through his effective date of termination, (ii) an amount equal to his annual base salary at the time of his termination (subject to the limitations of Section 409A of the Internal Revenue Code) and (iii) an additional payment of 100% of the target incentive under his incentive compensation plan, which is 75% of his annual base salary, for the year in which the termination occurs.

Under Mr. Flanders’ employment agreement, in the event of a change of control as described therein, 100% of the restricted stock unit awards and options to acquire Playboy shares held by Mr. Flanders would become fully vested immediately prior to such change of control that occurs at any time during the term of his employment agreement.

The Company also has a severance agreement with Mr. Vaickus. In the event that he is terminated at any time not “for cause,” Mr. Vaickus will be entitled to receive 12 months of severance pay based on his annual salary at that time (subject to the limitations of Section 409A of the Internal Revenue Code).

Mr. Christoph M. Pachler. Playboy has an employment agreement with Mr. Pachler that includes severance provisions. In the event he is terminated at any time not “for cause,” Mr. Pachler will be entitled to be paid a lump sum of $415,000 plus an additional $166,000 in lieu of any outstanding payment of any applicable management incentive plan. In addition, upon such a termination, Playboy would pay Mr. Pachler’s COBRA costs to continue his medical insurance for up to 12 months following such termination.

Mr. Alex Vaikus. Playboy has a severance agreement with Mr. Vaickus. In the event that he is terminated at any time not “for cause,” Mr. Vaickus will be entitled to receive 12 months of severance pay based on his annual salary at that time (subject to the limitations of Section 409A of the Internal Revenue Code).

Change of Control Agreements

Based on publicly available information and documents provided to Purchaser by Playboy, Playboy has a change of control agreement with each of Ms. Lindeman and Messrs. Shapiro, Rosenzweig and Vaickus, providing for the payment of certain specified benefits if his or her employment terminates under certain circumstances after a “change of control” (as defined below) of Playboy. Each agreement provides that:

•

payments become due and benefits are provided if, within 18 months after a change of control, the officer is involuntarily terminated for reasons other than death, disability or “cause” (as defined below) or voluntarily terminates his or her employment for a limited number of permitted reasons described in the change of control agreement;

•	cash payments will be made following termination in the following amounts:

•

three times the sum of (A) the officer’s annual base salary in effect immediately prior to the occurrence of the change of control and (B) the greater of (x) the average bonus earned by the officer for the three fiscal years prior to the year in which the change of control occurs and (y) the targeted bonus for the officer’s position as set forth under any executive compensation plan established for the applicable year (the greater of (x) and (y), the “highest bonus”); and

•

the sum of (A) any unpaid incentive compensation which has been allocated or awarded to the officer for a completed fiscal year or other measuring period preceding the termination and which is contingent only upon the continued employment of the officer through a subsequent date and (B) a pro rata portion of the highest bonus for the year in which termination of employment occurs;

•

if a change of control agreement becomes operative, the amount of the cash payments, as well as any other payments owed to the officer by Playboy or its affiliates, would be grossed-up, if necessary, to compensate the officer for the imposition of any “golden parachute” excise tax imposed thereon;

•	any restricted stock held by the officer will become fully vested and free from restrictions;

•	the officer will be allowed to continue his or her participation in then-existing welfare benefit plans, such as medical insurance, for up to three years from the effective date of termination; and

•

the agreement will have an initial five-year term, automatically extended on each anniversary of its execution unless Playboy or the officer gives notice that it or the officer does not wish to extend the agreement.

Each change of control agreement provides that a “change of control” takes place when any of the following events occur:

•	Playboy liquidates or dissolves;

•	Playboy sells Playboy magazine;

•

any occurrence by which Mr. Hefner, Christie Hefner, The Hugh M. Hefner 1991 Trust or any trust established by Mr. Hefner for estate planning or similar purposes ceases, collectively, to hold, directly or indirectly, at least 50% of the stock entitled to vote generally in the election of Playboy’s directors; or

•

Playboy merges, consolidates or reorganizes, or sells or otherwise transfers all or substantially all of its assets to another corporation or legal person, unless Playboy initiates the transaction and, as a result of the transaction, Playboy’s stockholders immediately prior to the transaction become the majority stockholders of a successor or ultimate parent corporation of the company resulting from such transaction.

Under the change of control agreements, “cause” is defined as conviction of a crime involving dishonesty, fraud or breach of trust, or willful engagement in conduct materially injurious to Playboy.

In addition to the change of control agreements described above, Playboy’s Third Amended and Restated 1995 Stock Incentive Plan contains a change of control provision. In the event of a change of control thereunder, all stock options and restricted stock unit awards granted under that plan that are unvested on the effective date of such change of control will become immediately exercisable.

Other

Playboy describes other interests of its executive officers and directors in the transactions contemplated by this offer to purchase in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Playboy” of Playboy’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC, which you are encouraged to read before making a decision with respect to the offer.

THE OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Playboy shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under “—Section 4. Withdrawal Rights.” The term “Expiration Date” means 5:00 p.m., Eastern time, on February 22, 2011, unless we, in accordance with the merger agreement, extend the period during which the offer is open, in which event the term “Expiration Date” means the latest time and date at which the offer, as so extended, expires.

The offer is conditioned upon, among other things, the absence of a termination of the merger agreement in accordance with its terms and the satisfaction or waiver (if waiver is permitted) of the minimum tender condition, the threshold condition and the other offer conditions described in “—Section 12. Certain Conditions of the Offer.”

If, at any then-scheduled Expiration Date, any offer condition is not then satisfied or waived by Sub (subject to the limitation that no party may waive the minimum tender condition, and subject to the requirement that Sub proceed with the long-form merger if all offer conditions are satisfied or waived except for the threshold condition), Sub must extend the offer from time to time for one or more periods of not more than 10 business days until the date on which all offer conditions are satisfied or waived; provided that we may not extend the offer beyond May 9, 2011 without Playboy’s consent.

Further, if all offer conditions have been satisfied or waived (subject to the limitation that no party may waive the minimum tender condition) and the marketing period (as described in “Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement—Marketing Period”) has not ended on the last business day prior to the then-scheduled Expiration Date, Sub must extend the offer until the earliest to occur of (i) the first business day after the lender in the Debt Financing has waived the condition in the debt commitment letter relating to the marketing period and (ii) the first business day after the final day of the marketing period; provided that we may not extend the offer beyond May 9, 2011 without Playboy’s consent.

In addition, to the extent required by the lender in the Debt Financing, if five business days have not lapsed since Playboy publicly announces its results of operations for the fiscal quarter and year ending December 31, 2010, Sub must extend the offer until the fifth business day after the day Playboy makes such public announcement; provided that we may not extend the offer beyond May 9, 2011 without Playboy’s consent.

We may also extend the offer for any periods required by rules, regulations, interpretations or positions of the SEC or its staff.

No subsequent offering period in accordance with Rule 14d-11 promulgated under the Exchange Act will be provided.

Any extension, delay, termination or amendment of the offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the offer by issuing a press release and making any appropriate filing with the SEC.

Subject to the applicable rules and regulations of the SEC, we expressly reserve the right to waive any condition to the offer (other than the minimum tender condition) or to increase the offer price or to make any other changes in the terms and conditions of the offer; except that, without Playboy’s consent (acting through the Special Committee), no change in the offer may be made which:

•	decreases the offer price;

•	changes the form of consideration to be paid in the offer;

•	reduces the maximum number of Public Shares to be purchased in the offer;

•	imposes conditions to the offer in addition to the offer conditions or otherwise modifies the offer conditions;

•	reduces the period of time during which the offer is to remain open;

•	extends the offer in a manner not required or permitted by the merger agreement; or

•	amends any other term of the offer in a manner adverse to the holders of the Public Shares or which would delay consummation of the offer.

If we extend the offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for shares) for the Playboy shares or are unable to accept shares for payment pursuant to the offer for any reason, then, without prejudice to our rights under the offer, American Stock Transfer & Trust Company, LLC, the depositary for the offer (the “Depositary”), may retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under “—Section 4. Withdrawal Rights.” However, our ability to delay the payment for the Playboy shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or completion of the offer.

If we make a material change in the terms of the offer or the information concerning the offer or if we waive a material condition of the offer, we will disseminate additional tender offer materials and extend the offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that, in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required.

If, on or before the Expiration Date, we increase the consideration being paid for the Playboy shares accepted for payment in the offer, such increased consideration will be paid to all stockholders whose shares are purchased in the offer, whether or not such shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the merger agreement and the applicable rules and regulations of the SEC, not to accept for payment any Playboy shares if, at the expiration of the offer, any of the offer conditions have not been satisfied or upon the occurrence of any of the events set forth in “—Section 12. Certain Conditions of the Offer.” Under certain circumstances, we may terminate the merger agreement and the offer.

Under the merger agreement, if we do not acquire at least 90% of the outstanding shares of Playboy’s Class A common stock in the offer after our acceptance of, and payment for the Playboy shares validly tendered and not withdrawn pursuant to the offer, we have been granted an irrevocable option, subject to certain limitations, to purchase from Playboy the number of additional shares of Playboy’s Class A common stock sufficient to cause us to own one share more than 90% of Playboy’s Class A common stock then outstanding at a price per share equal to the offer price. We refer to this option as the “Top-Up Option.”

If and only if necessary for us to own at least one share more than 90% of the outstanding shares of Playboy’s Class A common stock after the minimum tender condition has been satisfied and all of the other offer conditions have been satisfied or waived (and after acceptance for payment of the Playboy shares validly tendered in the offer), we will be deemed to have exercised the Top-Up Option on the date of the Acceptance Time in order to allow the short-form merger to be consummated.

Playboy has provided us with Playboy’s stockholder list and security position listings for the purpose of disseminating the offer to Playboy’s stockholders. This offer to purchase and the related letter of transmittal will be mailed to record holders of Playboy shares whose names appear on Playboy’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver (if waiver is permitted) of all of the offer conditions set forth in “—Section 12. Certain Conditions of the Offer,” we will accept for payment and promptly pay for Playboy shares validly tendered and not properly withdrawn pursuant to the offer on or after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Playboy shares in order to comply in whole or in part with the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”). See “—Section 13. Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Playboy shares tendered and accepted for payment pursuant to the offer only after timely receipt by the Depositary of (i) the certificates evidencing such shares (the “Share Certificates”) or confirmation of a book-entry transfer of such shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in “—Section 3. Procedures for Accepting the Offer and Tendering Shares,” (ii) the letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the letter of transmittal and (iii) any other documents required by the letter of transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that Sub may enforce such agreement against such participant.

On the terms of and subject to the offer conditions, promptly after the Expiration Date, we will accept for payment, and pay for, all shares validly tendered to us in the offer and not validly withdrawn on or prior to the Expiration Date. For purposes of the offer, we will be deemed to have accepted for payment, and thereby purchased, shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such shares pursuant to the offer. Upon the terms and subject to the conditions of the offer, payment for shares accepted for payment pursuant to the offer will be made by deposit of the offer price for such shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose shares have been accepted for payment. If we extend the offer, are delayed in our acceptance for payment of shares or are unable to accept shares for payment pursuant to the offer for any reason, then, without prejudice to our rights under the offer and the merger agreement, the Depositary may retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under “—Section 4. Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for shares by reason of any extension of the offer or any delay in making such payment for shares.

If any tendered shares are not accepted for payment for any reason pursuant to the terms and conditions of the offer, or if Share Certificates are submitted evidencing more shares than are tendered, Share Certificates evidencing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in “—Section 3. Procedures for Accepting the Offer and Tendering Shares,” such shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender shares pursuant to the offer, the letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the letter of transmittal) and any other documents required by the letter of transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase and either (a) (i) the Share Certificates evidencing tendered shares must be received by the Depositary at such address or (ii) such shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date or (b) the tendering stockholder must comply with the guaranteed delivery procedures described below.

Book-Entry Transfer. The Depositary will establish an account with respect to the Playboy shares at DTC for purposes of the offer within two business days after the date of this offer to purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of shares by causing DTC to transfer such shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of shares may be effected through book-entry transfer at DTC, either the letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the letter of transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the letter of transmittal (i) if the letter of transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the shares) of the shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the letter of transmittal or (ii) if the shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a letter of transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the letter of transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Playboy shares pursuant to the offer and the Share Certificates evidencing such stockholder’s Playboy shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Playboy shares may nevertheless be tendered, provided that all the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed notice of guaranteed delivery enclosed with this offer to purchase is received prior to the Expiration Date by the Depositary; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Playboy shares, in proper form for transfer, in each case together with the letter of transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in connection with a book-entry transfer, an Agent’s Message), and any other documents required by the letter of transmittal are received by the Depositary within three trading days after the date of execution of such notice of guaranteed delivery. A “trading day” is any day on which New York Stock Exchange is open for business.

The notice of guaranteed delivery may be delivered by mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of notice of guaranteed delivery made available by Purchaser.

In all cases, payment for Playboy shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Playboy shares, or a Book-Entry Confirmation of the delivery of such Playboy shares, and the letter of transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer.

Notwithstanding any other provision of this offer, payment for shares accepted pursuant to the offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such shares or a Book-Entry Confirmation of a book-entry transfer of such shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the letter of transmittal and (iii) any other documents required by the letter of transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to shares are actually received by the Depositary.

The method of delivery of Share Certificates, the letter of transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the shares tendered, as specified in the letter of transmittal. Our acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the offer (and if the offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Sub may determine. None of Sub, the Depositary, MacKenzie Partners, Inc., the information agent for the offer (the “Information Agent”), or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Our interpretation of the terms and conditions of the offer (including the letter of transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the letter of transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Sub as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the letter of transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the shares tendered by such stockholder and accepted for payment by Sub and with respect to any and all other shares or other securities or rights issued or issuable in respect of such shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered shares. Such appointment will be effective when, and only to the extent that, we accept for payment shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Sub will thereby be empowered to exercise all voting and other rights with respect to such shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Playboy’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for shares to be deemed validly tendered, immediately upon our acceptance for payment of such shares, Sub or its designees must be able to exercise full voting, consent and other rights with respect to such shares and other related securities or rights, including voting at any meeting of Playboy’s stockholders.

Information Reporting and Backup Withholding. Payments made to Playboy stockholders in the offer or the merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Form W-9 included in the letter of transmittal, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Certain stockholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service (“IRS”). Foreign stockholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

Return of Share Certificates Following Purchase of Playboy Shares in the Offer. If the offer is consummated, Purchaser, Sub and the Depositary have put in place procedures to return to each stockholder that sends original share certificate(s) to the Depositary and checks the appropriate box on the letter of transmittal, such original share certificate(s). There will be no charge to a stockholder or withholding of amounts payable to a stockholder for return of share certificates under these procedures. The share certificates will be returned by first class mail, in an envelope that will not require folding of the share certificates, following consummation of the offer. The return of share certificates following consummation of the offer is subject to various conditions and disclaimers described in the letter of transmittal.

Return of Share Certificates Following Consummation of the Merger. If the merger is consummated, Purchaser, Sub and the payment agent for the merger (which is also the Depositary) have put in place procedures to return to each stockholder that sends original share certificate(s) to the payment agent and checks an appropriate box on the letter of transmittal that will be sent to remaining stockholders following the consummation of the merger, such original share certificate(s). However, the payment agent will make this procedure available only for 30 days following consummation of the merger. There will be no charge to a stockholder or withholding of amounts payable to a stockholder for return of share certificates under these procedures. The share certificates will be returned by first class mail, in an envelope that will not require folding of the share certificates, following consummation of the merger. The return of share certificates following consummation of the merger is subject to various conditions and disclaimers described in the letter of transmittal.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, the tender of shares made pursuant to the offer is irrevocable.

Public shares tendered pursuant to the offer may be withdrawn at any time prior to 5:00 P.M. (Eastern time) on the Expiration Date and, unless theretofore accepted for payment by Sub pursuant to the offer, may also be withdrawn at any time after March 25, 2011, which is the 60th day after the date of the commencement of the offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this offer to purchase. Any such notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of such shares, if different from that of the person who tendered such shares. If Share Certificates evidencing shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such shares have been tendered for the account of an Eligible Institution. If shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “—Section 3. Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn shares.

Withdrawals of shares may not be rescinded. Any shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer. However, withdrawn shares may be re-tendered by again following one of the procedures described in “—Section 3. Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Sub, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences.

The following is a summary of material United States federal income tax consequences of the offer and the merger to Playboy’s stockholders whose shares are tendered and accepted for payment pursuant to the offer or whose shares are converted into the right to receive cash in the merger. It does not address tax consequences applicable to holders of options, restricted stock awards or restricted stock units covering Playboy shares. The summary is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Playboy. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. The IRS may challenge any of the conclusions set forth below and a U.S. court may sustain such a challenge.

The summary applies only to stockholders of Playboy in whose hands Playboy shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not address any U.S. federal alternative minimum tax, U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the offer or the merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to stockholders who will actually or constructively (under the rules of Section 318 of the Code) own any stock of Playboy following the offer and the merger, to holders of equity awards covering Playboy shares, including, without limitation, options, restricted stock awards or restricted stock units covering Playboy shares, whether granted under any of Playboy’s equity compensation plans or otherwise, or to special classes of taxpayers (e.g., foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, stockholders subject to the alternative minimum tax, stockholders holding shares that are part of a straddle, hedging, constructive sale or conversion transaction, stockholders who received shares pursuant to the exercise of any employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock or otherwise as compensation, or stockholders that beneficially own (actually or constructively), or at some time during the five-year period ending on the date of the exchange have beneficially owned (actually or constructively), more than 5% of the total fair market value of the shares). This summary assumes that the shares are not United States real property interests within the meaning of Section 897 of the Code.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the offer and the merger on a beneficial holder of shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

Consequences to U.S. Holders

As used herein, a “U.S. Holder” is any beneficial owner of shares that is (i) a citizen or an individual resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions, including the states and the District of Columbia, (iii) an estate the income of which is subject to federal income taxation regardless of its source, or (iv) a trust which (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. If a pass-through entity, including a partnership or other entity classified as a partnership for U.S. federal income tax purposes, is a beneficial owner of shares, the U.S. federal income tax treatment of an owner or partner of the pass-through entity generally will depend on the status of such owner and upon the activities of the pass-through entity. Any owner or partner of a pass-through entity holding shares is urged to consult its own tax advisor.

Consequences of Participation in the Offer or the Merger

A U.S. Holder will generally recognize gain or loss upon the receipt of cash in exchange for such U.S. Holder’s shares pursuant to the offer or the merger in an amount equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder’s adjusted tax basis in the shares exchanged therefor. If a U.S. Holder acquired different blocks of shares at different times or different prices, such holder must determine its tax basis and holding period separately with respect to each block of shares. Such recognized gain or loss will constitute capital gain or loss, and will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the shares exchanged is greater than one year as of the date of the closing of the sale or exchange. Long-term capital gains of non-corporate U.S. Holders are currently subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Gain or loss, if any, recognized by a U.S. Holder will generally be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the potential applicability of special sourcing rules to them.

Backup Withholding and Information Reporting

Payments to a U.S. Holder in connection with the offer or the merger may be subject to backup withholding tax unless such U.S. Holder (i) provides a correct TIN (which, for an individual U.S. Holder, is the U.S. Holder’s social security number) and any other required information, or (ii) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. See “—Section 3. Procedures for Accepting the offer and Tendering Shares.” A U.S. Holder that does not provide a correct TIN may be subject to penalties imposed by the IRS. Backup withholding does not constitute an additional tax. Any amounts withheld under the backup withholding rules may be allowable as a refund or credit against the U.S. Holder’s United States federal income tax liability, provided that the required information is given to the IRS in a timely manner. Each U.S. Holder should consult its tax advisor as to such U.S. Holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Consequences to Non-U.S. Holders

As used herein, a “non-U.S. Holder” is any beneficial owner of shares that is an individual, corporation, estate or trust that is not a U.S. Holder and not a pass-through entity.

Consequences of Participation in the Offer or the Merger

A non-U.S. Holder will not generally be subject to U.S. federal income tax on any gain realized on the exchange of shares pursuant to the offer or the merger unless:

•

the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States and, if an income tax treaty applies, is attributable to a permanent establishment in the United States maintained by such non-U.S. Holder (in which case, the gain will generally be subject to U.S. federal income tax on a net income basis in the manner applicable to a United States person (as defined under the Code), and, if such non-U.S. Holder is a foreign corporation, a branch profits tax equal to 30% (or lower applicable treaty rate) on its effectively connected earnings and profits, as determined under the Code, may also apply); or

•	in the case of an individual non-U.S. Holder, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income tax on the exchange of shares under the rules set forth above should consult their own tax advisors regarding the U.S. federal income tax consequences of the receipt of U.S. dollars pursuant to the offer or the merger.

Backup Withholding and Information Reporting

Payments to a non-U.S. Holder in connection with the offer or merger may be subject to backup withholding tax unless such non-U.S. Holder furnishes the required certification as to its non-United States status by providing the applicable Form W-8 or by otherwise establishing that such non-U.S. Holder is not subject to backup withholding. See “—Section 3. Procedures for Accepting the Offer and Tendering Shares.” Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a holder’s United States federal income tax liability provided the required information is timely furnished to the IRS. Each non-U.S. Holder should consult its tax advisor as to such non-U.S. Holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption.

6.	Price Range of Shares; Dividends.

Shares of Playboy’s Class A common stock and Class B common stock each currently trade on the NYSE under the symbol “PLA A” and “PLA,” respectively. Playboy advised Purchaser that, as of January 9, 2011, there were (i) 4,864,102 shares of Playboy’s Class A common stock outstanding, (ii) 28,883,657 shares of Playboy’s Class B common stock outstanding, (iii) no shares of Playboy’s preferred stock outstanding, (iv) 8,785,333 shares of Playboy’s Class B common stock reserved for issuance upon conversion of its 3.00% convertible senior subordinated notes due 2025, (v) 3,319,658 shares of Playboy’s Class B common stock subject to outstanding stock options, (vi) 335,596 shares of Playboy’s Class B common stock subject to outstanding restricted stock unit awards, (vii) 175,302 shares of Playboy’s Class B common stock reserved for future issuance pursuant to Playboy’s employee stock purchase plan; (viii) 5,278,207 shares of Playboy’s Class B common stock reserved for future issuance pursuant to stock options not yet granted under Playboy’s option plans; and (ix) 381,971 shares of Playboy’s Class B common stock held in Playboy’s treasury.

The following table sets forth, for the periods indicated, the high and low sale prices per share of Playboy’s Class A common stock and Class B common stock for each quarterly period within the two preceding fiscal years, as reported on the NYSE.

	Class A		Class B
	High	Low	High	Low
Year Ended December 31, 2009
First Quarter	$3.78	$1.88	$2.53	$1.15
Second Quarter	4.23	2.45	3.35	1.95
Third Quarter	3.95	2.90	3.13	2.35
Fourth Quarter	6.00	3.15	4.78	2.74

Year Ended December 31, 2010
First Quarter	$5.23	$3.91	$3.87	$3.04
Second Quarter	4.77	3.74	4.65	3.09
Third Quarter	6.02	3.93	6.10	3.86
Fourth Quarter	5.54	4.82	5.42	4.72

On July 9, 2010, which was the last trading day prior to Playboy’s public announcement that its board of directors received a proposal from Mr. Hefner to acquire all Playboy shares not currently owned by Mr. Hefner, the reported closing sales price of Playboy’s Class A common stock was $4.06 and the reported closing sales price of Playboy’s Class B common stock was $3.94. On January 7, 2011, the last trading day prior to the public announcement of the terms of the offer and the merger, the reported closing sales price of Playboy’s Class A common stock was $5.21 and the reported closing sales price of Playboy’s Class B common stock was $5.20. On January 21, 2011, the last trading day prior to the commencement of the offer, the reported closing sales price of Playboy’s Class A common stock was $6.10 and the reported closing sale price of Playboy’s Class B common stock was $6.10. The offer price represents a 51.5% premium over the closing price of Playboy’s Class A common stock and a 56.1% premium over the closing price of Playboy’s Class B common stock on July 9, 2010, and an 18.0% premium over the closing price of Playboy’s Class A common stock and an 18.3% premium over the closing price of Playboy’s Class B common stock on January 7, 2011.

Playboy has not declared or paid a dividend in the past two years. According to Playboy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, Playboy currently intends to retain all available funds and any future earnings to fund the development and growth of its business and to repay indebtedness and, therefore, it does not anticipate paying any cash dividends in the foreseeable future. Additionally, Playboy’s credit facilities and the merger agreement directly limit the ability of Playboy to declare, authorize, make or pay any dividends. Stockholders are urged to obtain a current market quotation for their Playboy shares.

7.	Certain Information Concerning Playboy.

Except as specifically set forth herein, the information concerning Playboy contained in this offer to purchase has been taken from or is based upon information furnished by Playboy or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Playboy’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Playboy, whether furnished by Playboy or contained in such documents and records, or for any failure by Playboy to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Playboy is a Delaware corporation with its principal offices located at 680 North Lake Shore Drive, Chicago, Illinois 60611. Playboy’s telephone number at this address is (312) 751-8000. The following description of Playboy and its business has been taken from Playboy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and is qualified in its entirety by reference to such report. Playboy was organized in 1953 to publish Playboy magazine and is now a global media and lifestyle company marketing the Playboy brand through a wide range of multimedia properties and licensing initiatives. Playboy programming and content are available worldwide on television networks, websites, mobile platforms and radio. Playboy magazine has a reputation founded on its high-quality photography and editorial excellence. Playboy’s licensing business leverages the Playboy name, the “Rabbit Head” design and other of its trademarks globally on a wide range of consumer products, Playboy-branded retail stores and entertainment venues.

Financial Information. The audited financial statements of Playboy as of and for the fiscal years ended December 31, 2008 and December 31, 2009 are incorporated herein by reference to Item 8 of Playboy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the SEC on March 12, 2010. The unaudited consolidated financial statements of Playboy for the nine months ended September 30, 2010 are incorporated herein by reference to Item 1 of Playboy’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed with the SEC on November 9, 2010.

The following table sets forth summary historical financial data for Playboy as of and for the nine months ended September 30, 2010 and 2009 and for each of the years ended December 31, 2009 and 2008. This data is extracted from, and should be read in conjunction with, the audited financial statements and other financial information contained in Playboy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and the unaudited interim financial statements and other financial information contained in Playboy’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 and Playboy’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, including the notes thereto. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operation) and other documents filed by Playboy with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein.

	Year Ended December 31,		Nine Months Ended September 30,
	2008	2009	2009	2010
	(In thousands)		(In thousands, except per share data)
Consolidated Statement of Operations Data
Net revenues	$292,147	$240,353	$179,829	$160,155
Cost of sales	(236,328)	(184,890)	(139,844)	(118,976)
Operating income (loss)	(157,735)	(39,775)	(13,257)	(24,181)
Net income (loss)	(160,367)	(51,278)	(23,506)	(33,801)
Basic and diluted earnings (loss) per common share	(4.81)	(1.53)	(0.70)	(1.01)

Consolidated Balance Sheet Data
Cash and cash equivalents (includes marketable securities and short-term investments)	31,331	24,569	26,908	27,604
Other current assets	61,225	45,325	47,214	38,676
Total assets	253,588	196,832	224,659	165,833
Total current liabilities	92,719	80,999	83,430	83,176
Financing obligations	99,763	104,128	102,999	107,611
Total liabilities	225,469	219,128	218,955	220,260
Total shareholders’ equity (deficit)	28,119	(22,296)	5,704	(54,427)
Book value per share (1)	0.84	(0.67)	0.17	(1.61)

(1)	Book value per share, a non-GAAP financial measure often used by investors, is calculated by dividing total shareholders’ equity (deficit), a GAAP financial measure, by the number of Playboy shares outstanding (excluding any shares held in treasury) at each respective year or period end. Playboy does not report its book value per share in the reports it files with the SEC, and the measure is included herein solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Playboy does not report its ratio of earnings to fixed charges in the reports it files with the SEC and therefore such items are not set forth herein.

Available Information. The shares of Playboy’s Class A common stock and Class B common stock are each registered under the Exchange Act. Accordingly, Playboy is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Playboy’s directors and officers, their remuneration, stock options granted to them, the principal holders of Playboy’s securities, any material interests of such persons in transactions with Playboy and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 9, 2010 and distributed to Playboy’s stockholders on or about that same date. Such information also will be available in Playboy’s Solicitation/Recommendation Statement on Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Playboy, that file electronically with the SEC.

Financial Projections. Playboy’s management does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, in October 2010, Playboy’s management provided certain internal non-public financial forecasts to Purchaser, in connection with its due diligence review, and certain forecasts to Raine, in connection with the rendering of its opinion to the Special Committee and Playboy’s board of directors and performing its related financial analysis (collectively, the “Company Projections”). See “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for Recommendation—Opinion of Raine Securities LLC” of Playboy’s Solicitation/Recommendation Statement on Schedule 14D-9, which is incorporated by reference herein, for a summary concerning the opinion Raine rendered to the Special Committee and the Playboy board of directors. The summary discusses, among other things, the procedures Raine followed and the factors, methods and analysis Raine used in rendering its opinion. The Projections presented three cases: a base case, an upside case and a downside case. Playboy also provided to Raine a subset of the Company Projections which assume the consummation of Project Synergy. For a further description of Project Synergy, see the information set forth in “Special Factors—Section 1. Background.” None of Purchaser, Sub or any of their affiliates or representatives express any view on the Company Projections summarized below, or the assumptions underlying such information.

Playboy has advised us that, while presented with numerical specificity, the Company Projections necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond Playboy’s control. Since the Company Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Company Projections were based necessarily involved judgments with respect to, among other things, industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Playboy’s business, all of which are difficult or impossible to predict and many of which are beyond Playboy’s control. The Company Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Company Projections may be affected by Playboy’s ability to achieve strategic goals, objectives and targets over the applicable periods. The Company Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Company Projections constitute forward-looking statements and are subject to risks and uncertainties, including the various risks set forth in Playboy’s periodic reports filed with the SEC.

Important factors that may affect actual results include those risk factors set forth in filings with the SEC, including Playboy’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 12, 2010, and quarterly and current reports on Form 10-Q and Form 8-K filed subsequent to that date, including, but not limited to:

•	Foreign, national, state and local government regulations, actions or initiatives;

•	Risks associated with Playboy’s foreign operations, including market acceptance and demand for its products and the products of its licensees and other business partners;

•	Playboy’s ability to effectively manage its exposure to foreign currency exchange rate fluctuations;

•

Further changes in general economic conditions, consumer spending habits, viewing patterns, fashion trends or the retail sales environment, which, in each case, could reduce demand for Playboy’s programming and products and impact its advertising and licensing revenues;

•	Playboy’s ability to protect its trademarks, copyrights and other intellectual property;

•

Risks as a distributor of media content, including Playboy becoming subject to claims for defamation, invasion of privacy, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials it distributes;

•	The risk that outstanding litigation could result in settlements or judgments which are material to Playboy;

•	Dilution from any potential issuance of common stock or convertible debt in connection with financings or acquisition activities;

•	Further competition for advertisers from other publications, media or online providers or decreases in spending by advertisers, either generally or with respect to the men’s market;

•	Competition in the television, men’s magazine, Internet, mobile and product licensing markets;

•	Attempts by consumers, distributors, merchants or private advocacy groups to exclude Playboy’s programming or other products from distribution;

•

Playboy’s television, Internet and mobile businesses’ reliance on third parties for technology and distribution, and any changes in that technology, distribution and/or delays in implementation which might affect our plans, assumptions and financial results;

•	Risks associated with losing access to transponders or technical failure of transponders or other transmitting or playback equipment that is beyond Playboy’s control;

•	Competition for channel space on linear or video-on-demand television platforms;

•

Failure to maintain agreements with multiple system operators and direct-to-home, or DTH, operators on favorable terms, as well as any decline in Playboy’s access to households or acceptance by DTH, cable and/or telephone company systems and the possible resulting cancellation of fee arrangements, pressure on splits or other deterioration of contract terms with operators of these systems;

•	Risks that Playboy may not realize the expected sales and profits and other benefits from acquisitions;

•	Any charges or costs incurred in connection with restructuring measures Playboy has taken or may take in the future;

•	Increases in paper, printing, postage or other manufacturing costs;

•	Effects of the consolidation of the single-copy magazine distribution system in the U.S. and risks associated with the financial stability of major magazine wholesalers;

•	Effects of the consolidation and/or bankruptcies of television distribution companies;

•	Risks associated with the viability of Playboy’s subscription, ad-supported and e-commerce Internet models;

•	Playboy’s ability to sublet excess space may be negatively impacted by the market for commercial rental real estate as well as by the global economy generally;

•	The risk that Playboy’s common stock could be delisted from the NYSE if it fails to meet the NYSE’s continued listing requirements;

•	Risks that adverse market conditions in the securities and credit markets may significantly affect its ability to access the capital markets;

•

The risk that Playboy will be unable to refinance its 3.00% convertible senior subordinated notes due 2025 prior to the first put date of March 15, 2012, or the risk that it will need to refinance the convertible notes at significantly higher interest rates;

•

The risk that Playboy may be unable to either extend the maturity date of its existing credit facility beyond the current expiration date of January 31, 2011 or establish a new facility with a later maturity date and acceptable terms; and

•

Further downward pressure on Playboy’s operating results and/or further deterioration of economic conditions could result in further impairments of its long-lived assets, including our other intangible assets.

Playboy has advised us that the Company Projections have been prepared by, and are the responsibility of, Playboy’s management. The Company Projections were prepared solely for internal use and not with a view toward public disclosure and, accordingly, do not necessarily comply with GAAP, the published guidelines of the SEC regarding projections, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Playboy’s independent registered public accounting firm, nor any other independent accountant, has compiled, examined or performed any procedures with respect to the Company Projections, nor has it expressed any opinion or any other form of assurance on such information or its achievability, and it assumes no responsibility for, and disclaims any association with, the Company Projections. Furthermore, the Company Projections do not take into account any circumstances or events occurring after the date they were prepared.

Playboy has advised us that Playboy will announce its results of operations for the quarter ending and year ending December 31, 2010 in mid-February, and Playboy’s stockholders should review that earnings release when it becomes available.

The inclusion of the Company Projections in this offer to purchase should not be regarded as an indication that any of Playboy, Purchaser, Sub or their affiliates, advisors or representatives considered or consider the Company Projections to be predictive of actual future events, and the Company Projections should not be relied upon as such. None of Playboy, Purchaser, Sub or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Company Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Company Projections to reflect circumstances existing after the date such Company Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Company Projections are shown to be in error. None of Playboy, Purchaser or Sub intends to make publicly available any update or other revisions to the Company Projections, except as required by law. None of Playboy, Purchaser, Sub or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of Playboy or other person regarding the ultimate performance of Playboy compared to the information contained in the Company Projections or that forecasted results will be achieved. Playboy has made no representations to us, in the merger agreement or otherwise, concerning the Company Projections. Further, none of Playboy, Purchaser, Sub or any of their respective affiliates or representatives makes any representation to any other person regarding the Company Projections. The Company Projections are not being included in this offer to purchase to influence a stockholder’s decision whether to tender his or her shares in the offer. The Company Projections are only being included in this offer to purchase because they were provided to Raine and certain of the Company Projections and excerpts of others were provided to Purchaser.

In light of the foregoing factors and the uncertainties inherent in the Company Projections, Playboy’s stockholders are cautioned not to place undue, if any, reliance on the Company Projections.

	Base Case (in millions) (1)
	FY 2010		FY 2011		FY 2012		FY 2013		FY 2014
	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy
Revenue	$218.8	$218.8	$215.6	$122.5	$177.7	$128.2	$182.0	$134.3	$186.7	$139.4
Adjusted EBITDA (2)	$17.3	$17.3	$12.2	$17.3	$20.3	$23.7	$23.9	$28.4	$26.9	$32.2

	Upside Case (in millions) (1)
	FY 2010		FY 2011		FY 2012		FY 2013		FY 2014
	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy
Revenue	$218.8	$218.8	$215.6	$123.3	$187.2	$131.1	$197.5	$140.7	$210.9	$151.0
Adjusted EBITDA (2)	$17.3	$17.3	$11.2	$17.3	$26.0	$28.1	$33.6	$35.9	$43.5	$44.6

	Downside Case (in millions)
	FY 2010	FY 2011	FY 2012	FY 2013	FY 2014
	Without Synergy	Without Synergy	Without Synergy	Without Synergy	Without Synergy
Revenue	$211.8	$196.7	$154.1	$152.4	$151.2
Adjusted EBITDA (2)	$10.6	$4.9	$11.0	$10.4	$9.8

(1)	The Company Projections set forth under the heading “With Synergy” represent a subset of the Company Projections, which assume the consummation of Project Synergy.
(2)	Adjusted EBITDA is a non-GAAP financial measure that represents EBITDA adjusted for restructuring and certain noncash items and reduced by cash investments in entertainment programming. EBITDA is a non-GAAP financial measure that represents earnings from continuing operations before interest expense, income tax expense or benefit, depreciation of property and equipment, amortization of intangible assets, amortization of investments in entertainment programming and amortization of deferred financing fees. Adjusted EBITDA is used by Playboy’s management to measure the operating performance of the business.

The key assumptions underlying the Company Projections include:

Base Case

•	Impact of the settlement of litigation with DirecTV and new affiliation agreement

•	Settlement payments made in 2011, 2012 and 2013

•	Revenues from DirecTV in second half of 2010 forgiven

•	2011 Entertainment revenue adjusted to reflect updated DirecTV subscriber levels

•	Sale of the Adult TV and digital business in January 2012

•

Entertainment Segment: Despite continuous cost reductions, the segment struggles to achieve break-even operating income from 2011 onwards, driven by declines in pay-TV subscribers and unfavorable revenue splits

•	Print Segment: Segment experiences annual operating income declines, driven by continued losses at the core US magazine and growing weakness in international magazines and special editions

•	Digital Segment: Growth in operating income from branded services and new ventures more than offsets losses in adult content

•	Licensing Segment: Strong growth in operating income through 2014, driven by enhanced licensing relationships, launch of new location-based entertainment venues and international branding initiatives

•	Corporate and Other:

•	Reduction in corporate overhead expenses post-2011 driven by undetermined cost savings

•	Restructuring charges of $9.9 million in 2010 and $21.6 million in 2011 for relocation of magazine operations to LA and sub-leasing of the Chicago office over the remainder of the contract period

Upside Case

•	Sale of the Adult TV and digital business in January 2012 in line with Base Case

•	Settlement payments to DirecTV in line with Base Case

•	Entertainment Segment: Segment is able to reach break-even and grow operating income post-2011 driven by pay-TV subscriber growth through improved marketing relationships with carriers

•	Print Segment: Segment performance in line with Base Case

•	Digital Segment: New initiatives are more successful than expected in Base Case, improving operating income by over 100% versus the Base Case

•	Licensing Segment: Better operating income profitability than expected in Base Case by licensing agent and internal sales and location-based entertainment

•	Corporate and Other: Higher reduction in corporate overhead expenses than Base Case through undetermined cost savings

Downside Case

•	Sale of the Adult TV and digital business in January 2012 for less than in Base Case

•	The Company is unable to maintain a relationship with DirecTV, loses carriage and enters legal proceedings

•

Entertainment Segment: Significant deterioration in revenue and profitability driven by loss of DirecTV carriage and increased pressure on pay-TV subscribers, partially offset by reduced programming investment

•	Print Segment: Accelerated declines in US and international subscribers drive higher operating income losses

•	Digital Segment: Limited success of new initiatives unable to offset losses in Playboy branded and adult content

•	Licensing Segment: Slower growth of licensing agent and internal sales and location-based entertainment drives lower operating income profitability

•	Corporate and Other:

•	Increase in cost reductions through undetermined cost savings to right size the operations

•	$1 million in annual legal expenses to support DirecTV legal proceedings

Base Case with Project Synergy

•	Project Synergy assumes Adult TV and digital operations exchanged for one-time payment and future royalty streams from a third party in 2010

•	Upfront proceeds received in 2011

•	Minimum guarantees on royalty fees for Playboy TV and Playboy.com

•	Print, Alta Loma, new digital ventures and select adult services are retained by Playboy

•	Settlement payments to DirecTV in line with Base Case

•	Print Segment: Segment performance in line with Base Case

•	Licensing Segment: Segment performance in line with Base Case

•	Corporate and Other: Higher corporate expenses driven by higher bonus compensation and lower available undetermined cost savings versus the Base Case

Upside Case with Project Synergy

•	Impact of Project Synergy predominantly in line with Base Case with Project Synergy

•	Settlement payments to DirecTV in line with Base Case

•	Print Segment: Segment performance in line with Base Case

•	Licensing Segment: Segment performance in line with Upside Case

•	Corporate and Other: Benefit of undetermined cost savings in line with the Upside Case, partially offset by higher bonus compensation

The Company Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Playboy contained elsewhere in the offer to purchase, in Playboy’s Solicitation/Recommendation Statement on Schedule 14D-9 and Playboy’s other public filings with the SEC.

8.	Certain Information Concerning Purchaser and Sub.

Purchaser is a Delaware limited partnership and Sub, a wholly owned subsidiary of Purchaser, is a Delaware corporation. Purchaser and Sub were formed on December 23, 2010 and December 22, 2010, respectively, solely for the purpose of completing the proposed offer and merger and have conducted no business activities other than those related to the structuring and negotiation of the offer and the merger and arranging the Equity Financing (as described below) and Debt Financing (as described below). Each of Sub and Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the merger agreement, the costs related to the transactions contemplated thereby and the Equity Financing and Debt Financing. Upon the completion of the merger, Sub will cease to exist and Playboy will continue as the surviving corporation as a wholly owned subsidiary of Purchaser. Until immediately prior to the time Sub purchases the Playboy shares pursuant to the offer, it is not anticipated that Purchaser or Sub will have any significant assets or liabilities or engage in activities other than those incidental to their formation, the transactions contemplated by the offer and the costs related thereto.

The general partner of Purchaser is Icon Acquisition Holdings LLC, a Delaware limited liability company (“Icon Acquisition Holdings”). RT-ICON Holdings LLC, a Delaware limited liability company (“RT-ICON”), and GTD Acquisitions LLC, a Delaware limited liability company (“GTD”), are the limited partners of Purchaser and the members of Icon Acquisition Holdings. GTD is wholly owned by Mr. Hefner. RTM-ICON LLC, a Delaware limited liability company (“RTM-ICON”), is the manager of RT-ICON and is a wholly owned subsidiary of Rizvi Traverse. Icon Acquisition Holdings, RT-ICON, RTM-ICON and GTD were formed solely for the purpose of completing the proposed offer and merger and have conducted no business activities other than those related to the structuring and negotiation of the offer and the merger and arranging the Equity Financing and the Debt Financing. Rizvi Traverse is a private equity firm.

The principal offices of RT-ICON, RTM-ICON and Rizvi Traverse are located at 1999 Avenue of the Stars, Suite 3030, Los Angeles, California 90067. Purchaser, Sub and GTD are located at c/o Munger, Tolles & Olson LLP, 355 South Grand Avenue, 35th Floor, Los Angeles, California 90071. The business telephone number for RT-ICON, RTM-ICON and Rizvi Traverse is (310) 786-7443. The business telephone for Purchaser, Sub and GTD is (213) 683-9100.

Mr. Hefner, a citizen of the United States, is the founder and current editor-in-chief and chief creative officer of Playboy. The business address for Mr. Hefner is 10236 Charing Cross Road, Los Angeles, California 90024, and his telephone number is (323) 276-4000.

Mr. Flanders, a citizen of the United States, is the current chief executive officer and a director of Playboy. From 2006 and until he joined Playboy in 2009, Mr. Flanders was president and chief executive officer of Freedom Communications, Inc. From 1999 to 2006, Mr. Flanders served as chairman of the board of directors and chief executive officer of Columbia House Company. The business address for Mr. Flanders is 680 North Lake Shore Drive, Chicago, IL 60611 and his telephone number is (312) 751-8000.

The name, citizenship, business address, business telephone number, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of Purchaser, Sub, Icon Acquisition Holdings, GTD, RT-ICON, RTM-ICON and Rizvi Traverse are listed in Schedule I to this offer to purchase. None of Messrs. Hefner or Flanders or the individuals identified in Schedule I to this offer to purchase, during the last five years, to the best knowledge of Purchaser and Sub, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

None of the entities identified above has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this offer to purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information that we may file with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that we may file electronically with the SEC.

9.	Source and Amount of Funds.

The offer is not conditioned upon obtaining financing. Because Purchaser and Sub have received equity and debt commitments in respect of funds sufficient to purchase for cash all Playboy shares tendered pursuant to the offer, we believe the financial condition of Purchaser and Sub is not material to a decision by a holder of Playboy shares whether to sell, hold or tender their shares in the offer.

Purchaser and Sub estimate that the total funds required to purchase all of the Playboy shares pursuant to the offer, to consummate the merger (which estimate includes, among other things, payment in respect of outstanding in-the-money options and restricted stock units), to repurchase Playboy’s outstanding 3.00%

convertible senior subordinated notes due 2025, to pay transaction fees and expenses and to fund working capital at the closing of the merger will be approximately $280 million. Sub anticipates funding these payments with a combination of the equity financing and debt financing as described herein and, with respect to payments subsequent to the completion of the merger, certain cash on hand of Playboy. Funding of the equity financing and debt financing is subject to the satisfaction of the conditions set forth in the commitment letters under which the debt financing and equity financing will be provided (including the requirement of Sub to be able to promptly effect the merger). Under the merger agreement, none of the terms of such commitment letters may be amended, modified or waived in a manner that would reasonably be expected to delay or prevent the consummation of the offer, the merger and the other transactions contemplated by the merger agreement.

In addition, under the merger agreement, in certain circumstances, Sub is required to extend the offer on one or more occasions if the extension is necessary for the marketing period (as described below under “— Debt Financing”) to be completed.

The following summary of certain financing arrangements in connection with the offer and the merger is qualified in its entirety by reference to the applicable commitment letters described below, copies of which are filed as exhibits to the Schedule TO filed with the SEC and are incorporated by reference herein. Stockholders are urged to read the commitment letters for a more complete description of the provisions summarized below.

Equity Financing. Purchaser has received an equity commitment letter, dated January 9, 2011 from RT-ICON, pursuant to which RT-ICON has provided an equity commitment of $120 million for Purchaser to pay (or cause Sub to pay) the offer price in respect of each Playboy share validly tendered and accepted in the offer, the total merger consideration, the total consideration payable under the terms of the merger agreement in respect of options to acquire shares of Playboy’s common stock, the amount required to effect the repurchase of its 3.00% convertible senior subordinated notes due 2025 in accordance with a “Fundamental Change” offer to be made pursuant to the terms of the indenture under which such notes were issued (assuming all holders of such notes accept such offer) and all other amounts required to be paid by Purchaser or Sub pursuant to and in accordance with the merger agreement, together with all related fees and expenses contemplated thereby. We refer to the financing contemplated by the equity commitment letter, as the “Equity Financing.”

Pursuant to the terms of the equity commitment letter, the obligation of RT-ICON to fund the Equity Financing is subject to the satisfaction or waiver of the conditions set forth in the merger agreement. The equity commitment letter will terminate automatically upon the earlier to occur of (a) the closing of the merger (at which time the obligation will be discharged) and (b) the termination of the merger agreement in accordance with its terms. Playboy may directly enforce RT-ICON’s obligation to fund its commitment under the equity commitment letter and the obligations of persons who are or will be committed to contribute funds to RT-ICON in connection with the transactions contemplated by the merger agreement under the circumstances and only under the circumstances in which the merger agreement provides that Playboy is entitled to specific performance of Purchaser’s and Sub’s obligations to consummate the offer and the merger.

Debt Financing. Purchaser has received the debt commitment letter, dated as of January 9, 2011, from an affiliate of Jefferies & Company, Inc. (“Senior Lender”). Pursuant to the debt commitment letter and subject to the conditions set forth therein, Senior Lender has committed to provide, either directly or indirectly through one or more of Senior Lender’s affiliates, certain senior secured credit facilities (the “Senior Secured Credit Facilities”) consisting of (a) a term loan facility in an aggregate amount of $160 million, the proceeds of which will be used, in part, to finance the offer and the merger, to refinance the existing indebtedness of Playboy and its subsidiaries and to pay certain fees and expenses in connection with the foregoing and (b) a revolving credit facility in an aggregate amount of not less than $10 million, with the agreement of Senior Lender to use commercially reasonable efforts to arrange a syndicate that will participate in an additional $10 million of such revolving credit facility, the proceeds of which will be used to finance working capital needs, capital expenditures, and general corporate purposes, provided that such revolving credit facility will be undrawn at closing other than with respect to certain existing letters of credit which will be replaced or backstopped, if necessary.

The initial funding of the Senior Secured Credit Facilities is subject to the following closing conditions:

•	no banking moratorium will have been declared by either federal or state authorities;

•

subject to certain exceptions and limitations, there will not have been a “Company Material Adverse Effect” (defined in a manner substantially the same as in the merger agreement) since September 30, 2010;

•

Purchaser will have received equity contributions (collectively, the “Equity Contributions”) of (a) at least $111.4 million of common equity from RT-ICON and (b) at least $75.7 million of contributed equity from certain existing stockholders and optionees of Playboy, including Mr. Hefner;

•

the offer and the merger will have been consummated or will be consummated in accordance with the merger agreement (as amended or otherwise modified under certain conditions) concurrently with or immediately following the making of the Equity Contributions, the refinancing described in the bullet point below, the receipt by Sub of the proceeds of the term loan facility, and the effectiveness of the credit agreement governing the Senior Secured Credit Facilities;

•

the existing indebtedness of Playboy and its subsidiaries, other than certain permitted indebtedness (which includes Playboy’s outstanding 3.00% convertible senior subordinated notes due 2025), must have been refinanced;

•

after giving effect to the consummation of the transactions contemplated by the debt commitment letter, Playboy will have an unrestricted cash balance of at least $5 million on the closing date (which under the terms of the merger agreement, Purchaser has agreed to cause to be satisfied, if necessary);

•	Senior Lender will have received certain historical consolidated financial statements for Playboy and its subsidiaries;

•	certain costs, fees, and expenses will have been paid;

•

Purchaser, Rizvi Traverse, Playboy and its subsidiaries and certain other persons will have assisted Senior Lender with the syndication of the Senior Secured Credit Facilities and provided certain information (including, without limitation, information to be used in a confidential information memorandum and other marketing materials);

•	Senior Lender will have received a quality of earnings report dated as of September 30, 2010;

•

Playboy will have received, not less than 25 days prior to the closing date, a corporate family rating for Playboy following the merger, from Moody’s Investors Service, Inc. and a corporate credit rating for Playboy following the merger, from Standard & Poor’s Rating Services and monitored public ratings from each of Moody’s and S&P for the Senior Secured Credit Facilities;

•

Senior Lender will have received other customary documents, including lien, litigation and tax searches, customary legal opinions, corporate records and documents from public officials and officers’ certificates, a solvency certificate, loan notices, and all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act;

•

Senior Lender will have received the information required to be delivered to complete the confidential information memorandum described above, including a version of the confidential information memorandum described above that does not contain any material non-public information, and Senior Lender must have been afforded a marketing period of at least 21 consecutive business days prior to the closing date following receipt of the confidential information memorandum described above to syndicate the Senior Secured Credit Facilities, provided that at the option of Senior Lender, the closing date must not occur prior to five business days (which date must not extend beyond the termination of the debt commitment letter in accordance with its terms) following the receipt by the arranger of the Senior Secured Credit Facilities of a press release or other public announcement issued by Playboy or its subsidiaries disclosing its results of operations for the fiscal quarter and year ended December 31, 2010, which press release or public announcement will contain at a minimum all material GAAP financial measures consistent with Playboy and its subsidiaries’ prior practices;

•

the receipt of a flood certificate, survey and title insurance policy, subject to certain existing exceptions and encumbrances, with respect to the real property commonly referred to as Playboy Mansion West and ownership of thereof will be vested in Purchaser, Playboy or one of their subsidiaries and may be subject to a lease in favor of Mr. Hefner, subject to a reasonably acceptable subordination, non-disturbance and attornment agreement;

•	certain representations and warranties must be true and correct in all material respects;

•	there will be no legal bar to the making of the loan or extensions of credit contemplated by the Senior Secured Credit Facilities; and

•	subject to certain exceptions and grace periods, the granting and perfection of first priority security interests in all assets of Playboy and certain of its subsidiaries.

We refer to the financing contemplated by the debt commitment letter, as such letter may be amended or modified, and any permitted replacement debt financing, as the “Debt Financing.”

10.	Certain Effects of the Offer on the Market for Playboy Shares; NYSE Listing; Exchange Act Registration; Margin Regulations.

Market for the Shares. The purchase of the Playboy common stock pursuant to the offer will reduce the number of holders of the shares and the number of the shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining shares. We cannot predict whether the reduction in the number of the shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Playboy common stock or whether such reduction would cause future market prices to be greater or less than the offer price.

Listing. Playboy’s Class A common stock and Class B common stock are currently listed on the New York Stock Exchange (“NYSE”) under the symbol “PLA A” and “PLA,” respectively. After the merger, the Playboy shares will cease to be listed on the NYSE, and prices with respect to sales of Playboy shares in the public market will no longer be available.

Margin Regulations. Playboy shares currently qualify as “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares. Depending upon factors similar to those described above regarding the market for the shares and stock quotations, it is possible that, following the offer, the shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. Playboy’s Class A common stock and Class B common stock are currently registered under the Exchange Act. Such registration may be terminated upon application of Playboy to the SEC if the shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the shares under the Exchange Act would substantially reduce the information required to be furnished by Playboy to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Playboy. Furthermore, the ability of “affiliates” of Playboy and persons holding “restricted securities” of Playboy to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Playboy common stock under the Exchange Act were terminated, the shares would no longer be “margin securities” or be eligible for listing on NYSE. We intend and will cause Playboy to terminate the registration of the Playboy shares under the Exchange Act as soon after consummation of the offer as the requirements for termination of registration are met. If the offer is not consummated or the registration of the shares is not terminated prior to the merger, the registration of the shares under the Exchange Act will be terminated following the consummation of the merger.

11.	Dividends and Distributions.

The merger agreement provides that from the date of the merger agreement to the effective time of the merger, without the prior written consent of Purchaser, Playboy will not split, combine, subdivide or reclassify any of the Playboy shares or declare, accrue, set aside for payment or pay any dividend in respect of the Playboy shares or otherwise make any payments to Playboy’s stockholders in their capacity as stockholders.

12.	Certain Conditions of the Offer.

Notwithstanding any other provisions of the offer or the merger agreement, Sub will not be required to accept for payment any Playboy shares and, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Sub’s obligations to pay for or return tendered shares promptly after the termination or withdrawal of the offer), may postpone the acceptance for payment of any Playboy shares tendered if:

•

there will not have been validly tendered and not withdrawn prior to the Expiration Date a number of Playboy shares that constitutes more than 50% of the Playboy shares outstanding on the Expiration Date excluding the excluded shares, the rollover shares and any other Playboy shares held by the Purchaser Group (which we refer to as the minimum tender condition in this offer to purchase);

•

there will not have been validly tendered and not withdrawn prior to the Expiration Date a number of shares of Playboy’s Class A common stock, which together with any other shares of Playboy’s Class A common stock beneficially owned by one or more members of the Purchaser Group, constitutes 90% or more of the outstanding shares of Playboy’s Class A common stock on the Expiration Date together with the Top-Up Option Shares, if any, that were issued or are issuable to Sub pursuant to the terms of the merger agreement (which we refer to as the threshold condition in this offer to purchase);

•	any applicable waiting period under the HSR Act will not have expired or been waived or terminated prior to the Expiration Date;

•	at anytime after January 9, 2011 and prior to the Expiration Date, any of the following events will have occurred and be continuing:

•

a federal or state governmental entity in the United States having jurisdiction over Playboy, Purchaser or Sub shall have issued an order, decree or ruling or taken any other action enjoining or otherwise prohibiting consummation of the offer or the merger substantially on the terms contemplated by the merger agreement;

•

the representations and warranties of Playboy contained in the merger agreement shall not be true and accurate, without giving effect to any limitation as to materiality or Company Material Adverse Effect, when made and at and as of immediately prior to the Expiration Date as if made at and as of such time (other than those representations and warranties that by their terms address matters only as of a particular date or only with respect to a specific period of time which representations and warranties need only be true and accurate as of such date or with respect to such period), (i) with respect to certain representations and warranties regarding Playboy’s capitalization in all material respects and (ii) with respect to all other representations and warranties of Playboy except where the failure of such representations and warranties to be so true and accurate would not, individually or in the aggregate, have a Company Material Adverse Effect. For the purposes of clause “(i)” above, if one or more inaccuracies in certain representations and warranties relating to capitalization would cause the aggregate amount to be paid by Purchaser or Sub in respect of the Public Shares, restricted stock unit awards or stock options in the offer or merger to increase by more than $1 million, such inaccuracy or inaccuracies will be considered material for purposes of clause “(i)” above;

•

Playboy shall not have performed all obligations and complied with all covenants, in each case in all material respects, required by the merger agreement to be performed or complied with by it prior to the Expiration Date and such failure must not have been cured prior to the Expiration Date;

•	a Company Material Adverse Effect; or

•	the merger agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Purchaser and Sub and may be asserted by Purchaser or Sub regardless of the circumstances (including any action or inaction by Purchaser or Sub, provided that nothing in the merger agreement will relieve any party to the merger agreement from any obligation or liability such party has under the merger agreement) giving rise to such conditions or may be waived by Purchaser, in its sole discretion, in whole or in part at any time and from time to time, except for the minimum tender condition. The foregoing conditions are in addition to, and not a limitation of, the rights of Purchaser and Sub to extend, terminate, amend and/or modify the offer pursuant to the terms and conditions of the merger agreement. The failure by Purchaser or Sub at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

13.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Playboy with the SEC and other information concerning Playboy, we are not aware of any governmental license or regulatory permit that appears to be material to Playboy’s business that might be adversely affected by our acquisition of shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Playboy common stock by Sub or Purchaser as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of the shares tendered pursuant to the offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Playboy’s business, any of which under certain conditions specified in the merger agreement, could cause us to elect to terminate the offer without the purchase of Playboy common stock thereunder under certain conditions. See “—Section 12. Certain Conditions of the Offer.”

Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) and certain waiting period requirements have been satisfied. The purchase of Playboy shares pursuant to the offer is not subject to such requirements because, among other reasons, Mr. Hefner currently owns in excess of 50% of Playboy’s outstanding voting securities. Although this transaction is not subject to the HSR Act, the Antitrust Division and the FTC may scrutinize the legality of the acquisition of Playboy shares by us pursuant to the offer under the antitrust laws. At any time before or after the consummation of the transaction, the Antitrust Division or the FTC could take legal action under the antitrust laws, including seeking to enjoin the purchase of Playboy shares pursuant to the offer or seeking divestiture of Playboy shares so acquired. Private parties and state officials also may bring legal actions under the antitrust laws. We do not believe that the purchase of Playboy shares pursuant to the offer will result in a violation of any antitrust law. However, there can be no assurance that a challenge to the offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

State Takeover Laws. Playboy is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Playboy’s board of directors has approved the merger agreement (and the consummation of the transactions contemplated thereby, including the offer, the Top-Up Option and the merger), the contribution agreement, the rollover agreement, the support agreement and the employment agreement with Mr. Scott N. Flanders to be effective as of the consummation of the merger, for purposes of Section 203 of the DGCL.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

Playboy, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the offer or the merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the offer or the merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the offer or the merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any of the shares tendered pursuant to the offer, or be delayed in continuing or consummating the offer and the merger. In such case, we may not be obligated to accept for payment any of the shares tendered in the offer. See “—Section 12. Certain Conditions of the Offer.”

Legal Proceeding. On July 13, 2010, a purported Playboy stockholder filed a putative stockholder class action lawsuit in the Delaware Court of Chancery, captioned Germershausen v. Hefner, et al., Case No. 5632. Subsequently, on July 21, July 22, and July 28, 2010, three additional purported Playboy stockholders filed nearly-identical, separate putative class action lawsuits in the Delaware Court of Chancery, captioned Gottlieb v. Hefner, et al., Case No. 5654-VCN; DeVito v. Hefner, et al., Case No. 5661-VCN; and Glasser v. Playboy Enterprises Inc., et al., Case No. 5675-VCN, respectively. The four lawsuits were consolidated into a single action on August 3, 2010, and captioned as In re Playboy Enterprises Inc. Shareholders Litigation, Consol. C.A. No. 5632-VCN. In addition to Playboy, the consolidated action names each of the individual directors of Playboy, Mr. Hefner, and Rizvi Traverse as defendants. The plaintiffs challenge Mr. Hefner’s July 8, 2010 proposal to acquire all of the outstanding Playboy shares not currently owned by Mr. Hefner for $5.50 per share in cash and allege, among other things, that the consideration to be paid in such proposal is unfair and grossly inadequate. The consolidated action also alleges claims against Mr. Hefner and each of the individual directors for breach of fiduciary duties and against Rizvi Traverse for aiding and abetting the purported breaches of fiduciary duties. The plaintiffs seek, among other relief, to enjoin defendants from consummating Mr. Hefner’s proposal and to direct defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Playboy’s stockholders. Playboy has advised us that it has reviewed the allegations contained in the consolidated action and believes they are without merit, and intends to defend the litigation vigorously.

14.	Fees and Expenses.

Purchaser and Sub have retained MacKenzie Partners, Inc. to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary in connection with the offer. The Information Agent may contact holders of Playboy shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Purchaser nor Sub will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Playboy shares pursuant to the offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Sub for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on behalf of Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Sub.

Mr. Hefner may participate in the solicitation of tenders, but will not receive any compensation for doing so.

The following is an estimate of fees and expenses to be incurred by Purchaser and Sub in connection with the offer:

SEC Filing Fee	$17,166
Depositary	85,000
Information Agent (including mailing)	55,000
Printing and related fees	85,000
Financial, legal and other	5,510,000

Total	$5,752,166

In addition, Playboy will incur its own fees and expenses in connection with the offer. Playboy will not pay any of the fees and expenses to be incurred by Purchaser or Sub.

15.	Miscellaneous.

Provisions for Unaffiliated Stockholders

No provision has been made to grant the unaffiliated stockholders access to the files of Playboy, Purchaser, Sub, the Rizvi Filing Persons, GTD Acquisitions LLC, Mr. Hefner or Mr. Flanders or to obtain counsel or appraisal services at the expense of any of the foregoing.

Other

The offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Playboy shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on behalf of Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Sub.

No person has been authorized to give any information or to make any representation on behalf of Purchaser or Sub not contained herein or in the letter of transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Sub, the Depositary, or the Information Agent for the purpose of the offer.

Sub has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the offer, and may file amendments thereto. Playboy has filed its Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC setting forth the recommendation of Playboy’s board of directors and the Special Committee with respect to the offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under “—Section 7. Certain Information Concerning Playboy” above.

Icon Merger Sub, Inc.

January 24, 2011

SCHEDULE I

INFORMATION CONCERNING DIRECTORS AND

EXECUTIVE OFFICERS OF THE PURCHASER GROUP

1.	Icon Acquisition Holdings, L.P. (“Purchaser”), Icon Merger Sub, Inc. (“Sub”) and Icon Acquisition Holdings LLC, the general partner of Purchaser.

Purchaser is the sole stockholder of Sub. Purchaser is controlled by its general partner, Icon Acquisition Holdings LLC, a Delaware limited liability company. The name, business address and telephone number, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Purchaser, Sub and Icon Acquisition Holdings are set out below. All directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years

Hugh M. Hefner President of Purchaser and Icon Acquisition Holdings LLC	Editor-in-Chief and Chief Creative Officer of Playboy Enterprises, Inc. since 1988. From 1976 to 1988, he served as Chairman and Chief Executive Officer, and from 1953 to 1976 as Chairman, President and Chief Executive Officer.

His current business address is 10236 Charing Cross Road, Los Angeles, California 90024, and his business telephone number is 323-276-4000.

Bernhard L. Kohn, III Vice President, Chief Financial Officer and Secretary of Purchaser and Icon Acquisition Holdings LLC The Sole Director, President and Treasurer of Sub

Managing Director and Partner of Rizvi Traverse Management LLC since March 2005.

His current business address is 1999 Avenue of The Stars, Suite 3030, Los Angeles, California 90067, and his business telephone number is 310-786-7433.

2.	GTD Acquisitions LLC

GTD Acquisitions LLC, a Delaware limited liability company, is one of the members of Icon Acquisition Holdings. Mr. Hugh M. Hefner is the sole member and officer of GTD Acquisitions LLC. The name, business address and telephone number, present principal occupation or employment and material occupations, positions, offices or employment for the past five years for Mr. Hefner are set forth above under Item 1 to this Schedule I.

3.	RT-ICON Holdings LLC

RT-ICON Holdings LLC, a Delaware limited liability company (“RT-ICON”), is one of the members of Icon Acquisition Holdings LLC. RTM-ICON LLC, a Delaware limited liability company, is the manager of RT-ICON. The name, business address and telephone number, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the executive officers of RT-ICON are set forth below. All executive officers listed below are citizens of the United States.

Schedule I-1

Name and Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years

Suhail Rizvi President	Co-Founder, Managing Partner and Chief Investment Officer of Rizvi Traverse Management LLC since March 2005.

His current business address is 825 Eighth Avenue, 26th Floor, New York, New York 10019 and his current business telephone number is 646-385-8701.

John A. Giampetroni Chief Executive Officer and Vice President

Co-Founder, Managing Partner and Chief Operating Officer of Rizvi Traverse Management LLC since March 2005.

His current business address is 260 East Brown Street, Suite 380, Birmingham, MI 48009, and his current business telephone number is 248-594-4751.

Bernhard L. Kohn, III Secretary and Treasurer	Managing Director and Partner of Rizvi Traverse Management LLC since March 2005.

His current business address is 1999 Avenue of The Stars, Suite 3030, Los Angeles, California 90067, and his current business telephone number is 310-786-7433.

4.	RTM-ICON LLC

Rizvi Traverse Management LLC, a Delaware limited liability company, is the sole member of RTM-ICON LLC. Each of the executive officers of RTM-ICON LLC are set forth below. All executive officers listed below are citizens of the United States and the business address and telephone number, present principal occupation or employment and material occupations, positions, offices or employment for the past five years for each executive officer are set forth above under Item 3 to this Schedule I.

Name and Position

Suhail Rizvi, President

John A. Giampetroni, Chief Executive Officer and Vice President

Bernhard L. Kohn, III, Secretary and Treasurer

5.	Rizvi Traverse Management LLC

Each of the executive officers of Rizvi Traverse Management LLC are set forth below. All executive officers listed below are citizens of the United States and the business address and telephone number, present principal occupation or employment and material occupations, positions, offices or employment for the past five years for each executive officer are set forth above under Item 3 to this Schedule I.

Name and Position

Suhail Rizvi, Co-Founder, Managing Partner and Chief Investment Officer

John A. Giampetroni, Co-Founder, Managing Partner and Chief Operating Officer

Bernhard L. Kohn, III, Managing Director and Partner

Schedule I-2

SCHEDULE II

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth (i) the current ownership of Playboy shares and (ii) purchases of Playboy shares during the past 60 days by Purchaser, Sub, the Rizvi Filing Persons, GTD Acquisitions LLC and Messrs. Hefner and Flanders and each of their respective directors and executive officers, and each associate and majority owned subsidiary of the foregoing.

Filing Person	Class of Common Stock	Number of Shares	% of Class Outstanding*	Purchases in Past 60 Days
Hugh M. Hefner (1)	Class A common stock	3,381,836(1)	69.5%	None
	Class B common stock	7,935,596(1)	27.5%	None
Scott N. Flanders	Class B common stock	343,825(2)	1.2%	1,288.0631(3)

*	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.
(1)	Consists of shares held by The HMH Playboy Stock Trust and The Hugh M. Hefner 1991 Trust.
(2)	Consists of 43,935 shares and 300,000 shares issuable upon exercise of options within 60 days of January 20, 2011.
(3)	Shares purchased on December 31, 2010 at a purchase price of $4.44 per share pursuant to Playboy’s employee stock purchase plan.

Schedule II-1

SCHEDULE III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

Schedule III-1

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who

Schedule III-2

has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

Schedule III-3

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Schedule III-4

Manually signed facsimiles of the letter of transmittal, properly completed, will be accepted. The letter of transmittal and certificates evidencing shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the depositary at one of its addresses set forth below:

The depositary for the offer is:

If delivering by mail:	If delivering by hand or courier:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of this offer to purchase and the letter of transmittal may also be obtained from the information agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the offer.

The information agent for the offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com